Exhibit 99.1

WORLDCOLOR

2009 Annual Report

print
redefining
print

Table of Contents

Message to Shareholders	1

Company Profile	3

Management’s Discussion and Analysis	5

Consolidated Financial Statements	50

General Information	136

Shareholder Information	138

Dear Fellow Shareholders,

In 2009 our Company ended one journey and prepared to embark upon another. We accomplished the former because of the talent, dedication and commitment of our employees, and because of the loyalty of our customers and suppliers. We strove to be successful in the latter by drawing upon these same strengths to create greater value for our shareholders and other stakeholders.

On July 21, we emerged from creditor protection in the United States and Canada with a new name, a new shareholder base and a new board of directors. The creditor protection process that began in January 2008 was difficult, costly and painful for many of our constituents. Our successful emergence under the Worldcolor banner presented new opportunities further to define our company and our position in the industry.

In 2009, Worldcolor reported consolidated operating revenue of $3.1 billion compared to $4.0 billion in 2008. The decrease in revenue was largely due to lower volumes from existing customers as a result of the challenging North American economy, reduced advertising spending, and to a lesser extent lower pricing. Notwithstanding lower revenues, Worldcolor reported combined adjusted EBITDA of $329 million in 2009, nearly 60% of which was earned in the five month period after emerging from bankruptcy. In addition, we generated 2009 free cash flow of $124 million, two and a half times more than in 2008. Importantly, we had no outstanding borrowings under our revolving credit facility at year end.

Disciplined Approach

We were able to persevere in the midst of one of the deepest economic downturns in history by maintaining a laser-like focus on serving our customers and reducing costs across our platform. In addition to workforce reductions and plant closures undertaken to align our manufacturing capacity with lower volume, we changed executive management and took bold steps to break down silos by eliminating redundant management layers in our North American sales and manufacturing structure. These measures allowed us to improve efficiency and to be more responsive to our customers’ changing needs.

Our success in 2009 was based on more than cost reductions and operational improvements. Our sales force had important successes renewing relationships with existing customers and in attracting new ones. The list of wins is long and impressive, and includes such important publishers and retailers as: ABA Publishing, Boardroom, CVS Caremark, Forbes Magazines, Macmillan, Newsweek Budget Travel, Pace Communications, Rodale, Schofield Media Group and USA Weekend.

Our sales and customer service professionals are among our most important strategic planners, because they observe and listen to our customers’ changing needs and allow us to be responsive to them. This is true across our platform in all of our segments.

Multi-Channel Solutions Leverage Power of Print

A key element of our sales strategy is our forward looking emphasis on helping our customers increase the impact of their printed messages by enhancing them with online and digital media. Our Integrated Multichannel SolutionsTM (IMCSTM) team supports the execution of this strategy by conceiving and introducing new products and solutions to help our customers break-down their internal silos and to augment their printed messages to include conversation with their audiences across multiple media channels.

The IMCS team works closely with our customers’ marketing, creative, and analytics departments to develop multichannel, data driven campaigns. These campaigns integrate print with marketing strategy, analytics, digital, mobile and social technology to help our customers acquire new clients, and retain and expand relationships with existing clients. We help our clients determine their optimal media mix, promote a consistent brand across selected media channels and thereby to improve their return on investment.

Commitment to Quality, Safety and Environmental Responsibility

Our employees are among the very best in the industry and demonstrate their talent and dedication each and every day. Worldcolor has consistently been recognized as one of the leaders in the printing industry and this past year was no exception. In 2009, Worldcolor won 34 prestigious Gold Ink Awards for exceptional quality in 10 different categories, including annual reports, books, brochures, magazines and directories.

Worldcolor continues to make impressive strides in its safety program to ensure our employees have a safe and secure environment in which to work. 2009 was our safest year ever and continues the string of year-over-year improvement in each year of this decade. We reduced our recordable accidents by 22%, our lost time accidents by 27% and our lost time days by a remarkable 52%. We are committed to continuing this effort until 100% of our employees are safe 100% of the time. Worldcolor also is committed to managing its business in an environmentally responsible manner. The Company holds Chain of Custody certification from the world’s leading forest management programs. We were first among the large North American printers to offer all three progressive chain of custody certification programs: Forest Stewardship Council (FSC), Sustainable Forestry Initiative (SFI) and Program for the Endorsement of Forest Certification (PEFC).

Enhancing Shareholder Value

These accomplishments and many others put us on a solid footing. They allowed us to explore new avenues to redefine our Company and our industry while creating additional value for our shareholders and other stakeholders. We spent much of the last 5 months of 2009 exploring a potential strategic combination and announced in January our pending agreement to become part of a publicly listed Quad/Graphics. Upon consummation of that agreement, which we expect will occur this summer after satisfaction of customary conditions, the enhanced Quad/Graphics will be positioned as a leader in the printing industry with a deeper talent pool, greater geographic reach and a broader product and service scope. Importantly, we, our customers and our shareholders would become important members of the expanded Quad/Graphics family.

Impressive Synergy Opportunities

The Quad/Graphics transaction presents compelling opportunities for the achievement of synergy savings and other efficiencies to drive shareholder value. Quad/Graphics has a long tradition of leadership and operational excellence. Their management team has built a company known for having the industry’s best technology, automation and robotics, and world-class customer service. With the addition of Worldcolor managers and employees, Quad/Graphics better will be able to maximize shareholder value, and to create opportunities for customers, employees and other stakeholders well into the future.

We are convinced that the proposed transaction would create greater value more quickly for Worldcolor shareholders than any strategic alternative, including remaining a standalone company. We believe Quad/Graphics would provide a fine long term home for the greatest number of Worldcolor employees. It also would be the best transaction for our customers, giving them access to the leading technology in the industry managed by an experienced and proven team, including additions from Worldcolor management.

This was a very eventful year for Worldcolor. It was one in which we accomplished great things and set the stage for further success. We are grateful to our shareholders for their confidence in our strategy, to our employees who have shown their ability to execute and remain focused during turbulent times, and to our customers who allow us to prove to them everyday that we are worthy of their trust.

Finally, I express my gratitude to my fellow Worldcolor directors, seasoned professionals all, who drew upon a variety of experiences, remarkable instincts, vision and wisdom, to come together quickly and to form a cohesive unit that enabled our dramatic success, while adhering at all times to the highest standards of corporate governance, personal integrity and business judgment. I am honored to serve with them.

Yours very sincerely,

Mark A. Angelson
Chairman of the Board
and Chief Executive Officer

Evolving with the Media Revolution

As the media landscape continues to evolve, so does Worldcolor. We’re committed to being your partner of choice for reaching your audiences with relevant communications through integrated print and digital media solutions. Worldcolor is redefining print with smart solutions to give you the power to succeed.

Turning Content into Relevant Communications

Content—whether product or editorial—is your most valuable asset. It defines who you are and sets you apart in the marketplace. So, how do you turn your content into communications that reach your audience with the ultimate impact across multiple channels, precisely timed and with maximum relevance?

Partner with a company that understands your challenges and delivers innovation, speed and integrated solutions to help you succeed.

About Worldcolor

Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor has displayed a tradition of excellence throughout its century-long existence as demonstrated not only by its product offering, but also its environmental initiatives, postal expertise and color management leadership.

Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. Worldcolor has award-winning production and customer service locations throughout North and South America.

Innovation

Reaching your audience with ultimate impact across multiple channels requires strategic focus, creative thinking, innovative technologies and flawless execution. Worldcolor’s creative, technology and production experts collaborate with you to help develop and execute integrated print and digital solutions. Our approach is multimedia and multichannel to improve the return on your marketing investment across all channels. Solutions include new creative approaches, high impact print formats, robust data analytics, enhanced print-to-web and web-to-print, turn-key variable data campaign execution, dynamic content creation and XML publishing.

www.worldcolor.com

Speed

Reaching your audience in a precisely timed manner requires a streamlined process, powerful flexibility and on-time delivery. Worldcolor’s proven automated technologies can help you shorten your print and electronic media production processes. Combine that with our state-of-the-art, coast-to-coast print platform, diverse production facilities and flexible job management, and you can achieve unparalleled schedule reductions and workflow efficiencies. And when it’s time to get your content into the hands of your audience, our digital and print distribution solutions provide targeted and precise delivery.

Integrated Solutions

Reaching your audience with maximum relevance requires a consultative partnership with industry experts that understand your greatest challenges and how to solve them. Worldcolor’s Program Strategists will help you to identify your unique marketing and publishing challenges and then collaborate with subject matter experts in print, creative, data analytics, list acquisition, interactive, mobile and social media to develop integrated print and digital media solutions. These custom program solutions are defined by a clear strategy, step-by-step execution plan, and detailed analysis and reporting to ensure maximum relevance and return on investment.

Smart Solutions to Give You the Power to Succeed

As media continues to evolve, so will Worldcolor. We continue to focus on redefining print—for ourselves and for our customers—with smart solutions that give you the power to succeed in a rapidly-changing, multichannel marketplace. That’s why today and tomorrow, Worldcolor is the partner of choice for reaching your audience with relevant communications through integrated print and digital media solutions.

World Color Press Inc.

(Formerly Quebecor World Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2009

INCLUDING THE SEVEN MONTHS ENDED JULY 31, 2009 FOR THE PREDECESSOR AND THE FIVE MONTHS
ENDED DECEMBER 31, 2009 FOR THE SUCCESSOR

Introduction

The following is a discussion of the consolidated financial condition and results of operations of World Color Press Inc. (“we”, “us”, “our”, the “Company”, the “Successor” or “Worldcolor”), the successor company of Quebecor World Inc. (“QWI” or the “Predecessor”) for the years ended December 31, 2009 and 2008, and for the three month periods then ended, and it should be read together with the Company’s consolidated financial statements. All references made to “Notes” in the Management’s Discussion and Analysis (“MD&A”) correspond to the Notes to the consolidated financial statements for the year ended December 31, 2009, which include the seven months ended July 31, 2009 for the predecessor and the five months ended December 31, 2009 for the successor (see “Presentation of financial information and combined financial results”). The consolidated financial statements and this MD&A have been reviewed and approved by the Company’s Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this MD&A. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

A detailed discussion on the Company’s risks and uncertainties can be found in the Company’s public filings, including the Annual Information Form, available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov and on our website at www.worldcolor.com.

Highlights

Financial

Fiscal Year ended December 31, 2009

•                  Combined consolidated operating revenues were $3,072 million, a 24% decrease compared to $4,017 million in 2008;

•                  Adjusted EBITDA decreased to $329 million compared to $379 million in 2008, mostly due to the lower volumes largely offset by a number of initiatives designed to help reverse the negative volume trend; and

•                  Free cash flow of $124 million compared to $50 million in 2008.

Three Months ended December 31, 2009

•                  Consolidated operating revenues were $848 million, a 18% decrease compared to $1,033 million in the fourth quarter of 2008;

•                  Adjusted EBITDA increased to $132 million compared to $118 million in the fourth quarter of 2008, a result of the Company putting in place a number of initiatives designed to help reverse the negative impact of the drop in volume; and

•                  Free cash flow of $79 million compared to an outflow of $39 million in 2008.

Customers

•                  During the year, Worldcolor announced that the following contracts with significant customers were renewed or signed: ABA Publishing, Boardroom, CVS Caremark, Forbes Magazines, Macmillan, Newsweek Budget Travel, Pace Communications, Rodale, Schofield Media Group and USA Weekend;

•                  Worldcolor won 34 Gold Ink Awards in the annual printing competition sponsored by Publishing Executive, Printing Impressions and Book Business magazines; and

•                  Worldcolor received the 2008 Exceptional Customer Service Supplier of the Year Award from Walmart.

Other

•                  On July 21, 2009, QWI emerged from bankruptcy protection, was renamed and began operating as Worldcolor;

•                  Worldcolor’s Common Shares and Series I and II Warrants were listed on the Toronto Stock Exchange (TSX) on August 26, 2009;

•                  On September 17, 2009, Worldcolor introduced its new logo, go to market identity and brand promise which encapsulates Worldcolor’s message to customers: “Worldcolor is the partner of choice for reaching your target audience through print and electronic communications”; and

•                  The following senior management appointments were made during the third quarter of 2009:

•                  Mark A. Angelson as Chairman and Chief Executive Officer;

•                  Andrew P. Hines as Executive Vice President and Chief Financial Officer;

•                  John V. Howard as Executive Vice President, Chief Legal Officer;

•                  Robert L. Sell as Executive Vice President, Chief Information Officer;

•                  Ben Schwartz to Executive Vice President, Human Resources;

•                  Daniel J. Scapin as President of Logistics and Premedia business group in the U.S.;

•                  Lorien O. Gallo as Senior Vice President, Office of the Chairman; and

•                  Jo-Ann Longworth to Senior Vice President, Chief Accounting Officer.

•                  On November 24, 2009, the Marketing Solutions Group, the Publishing Services Group and our Canadian manufacturing operations were joined into one operational entity. This new structure is designed to streamline our operations to better serve our customers and to optimize the cost structure of our North American business; and

•                  On January 25, 2010, the Company and Quad/Graphics, Inc. entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics, Inc. as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010, subject to certain regulatory approvals and other closing conditions (see “Subsequent events” section 8).

Presentation of financial information and combined financial results

As described in Note 1 to the 2009 annual consolidated financial statements, on January 21, 2008 (the “Filing Date”), QWI obtained an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with QWI, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the “Insolvency Proceedings”.

On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the “Plan”) under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the “Effective Date”). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as Worldcolor on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company has elected to adopt fresh start accounting and account for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor’s new capital stock, as if such events had occurred on July 31, 2009 (the “Fresh-start Date”). Due to our adoption of fresh start accounting, the accompanying consolidated statement of income (loss) includes the results of operations for (i) the seven months ended July 31, 2009 of the Predecessor and (ii) the five months ended December 31, 2009 of the Successor. Therefore, for the purpose of the management’s discussion and analysis of the results of operations, we combined the period and year-to-date results of operations of the Predecessor and the Successor. The resulting combined results of operations for the three months ended September 30, 2009 and twelve months ended December 31, 2009 are then compared to the corresponding periods in the prior year.

We believe the combined results of operations, specifically revenues, EBITDA and operating income for the twelve months ended December 31, 2009 provide management and investors with a more meaningful perspective on Worldcolor’s ongoing financial and operational performance and trends than if we did not combine the results of operations of the Predecessor and the Successor in this manner. Similarly, we combined the operations of the Predecessor and the Successor when discussing our sources and uses of cash for the twelve months ended December 31, 2009. Nevertheless, the application of fresh start accounting results in the financial statements of the Successor may not be comparable to the Predecessor in many respects (see “Risks factors” section in our Annual Information Form).

The consolidated financial statements included in this MD&A have been prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). For a discussion of the significant differences between Canadian GAAP and U.S. GAAP, see Note 33.

In this MD&A the Company uses certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess its financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA, Adjusted EBIT, and free cash flow. The Company uses such non-GAAP financial measures because the Company believes that they are meaningful measures of its performance. The Company’s method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this MD&A may not be comparable to other similarly titled measures disclosed by other companies. These non-GAAP measures are intended to provide additional information on the performance of the Company and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Numerical reconciliations are provided in Figures 5, 6, 7 and 8.

Since the Effective Date, the Company’s reporting currency and its functional currency is the U.S. dollar.

Forward-looking statements

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements as fully described in our Annual Information Form for the year ended December 31, 2009 section “Forward Looking Statements”.

Unless mentioned otherwise, the forward-looking statements in this MD&A reflect the Company’s expectations as of March 1, 2010, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

1.       Creditor protection and the plan of reorganization

Background and Overview

As described in Note 1 to the 2009 annual consolidated financial statements, on January 21, 2008, QWI obtained an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with QWI, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the “Insolvency Proceedings”. QWI’s Latin American subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the “Plan”) under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the “Effective Date”). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as Worldcolor on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with Section 1625 “Comprehensive Revaluation of Assets and Liabilities” of The Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with Section 1581 “Business Combinations” of the CICA Handbook. The excess reorganization value over the fair value of tangible and identifiable intangible assets and liabilities has been recorded as a reduction to capital stock in the consolidated balance sheet. Future income taxes, at the Fresh-start Date, have been determined in conformity with section 3465 “Income Taxes” of the CICA Handbook. For additional information regarding the impact of fresh start accounting, see “Fresh-start Consolidated Balance Sheet” below. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company elected to adopt fresh start accounting for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor’s new capital stock, as if such events had occurred on the Fresh-start Date. The Company evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

Another part of the Company’s restructuring activities was the sale of its European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”), since renamed CirclePrinters Holding B.V., a Netherlands-based investment group. On June 17, 2008, the Quebec Superior Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement of sale, the Company received €52.2 million in cash at closing. HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to the Company. The sale was made substantially on an “as is, where is” basis (Note 6).

Plan of Reorganization

Following implementation of the Plan, Worldcolor reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise (“LSTC”):

•      New unsecured notes to be issued in the estimated aggregate principal amount of $43 million;

•      12,500,000 new convertible Class A preferred shares;

•      73,285,000 new common shares; and

•      10,723,019 Series I warrants and 10,723,019 Series II warrants.

In accordance with the terms of the Plan, the common shares, the preferred shares and the Series I and Series II warrants were issued in escrow as of the Effective Date pending the resolution of claims. Subsequently, a portion of the securities has been released from escrow (Note 22). These transactions are considered non-cash transactions for cash flow purposes.

In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor’s senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $60 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $12 million was paid on the Effective Date and $3 million was paid prior to December 31, 2009.

The implementation of the Plan also involved the following refinancing transactions:

•      Repayment of $587 million under the Predecessor’s debtor-in-possession (“DIP”) financing; and

•      Entering into a new exit financing credit facility of $800 million (Note 19).

Pursuant to the Plan, on the Effective Date, QWI’s then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration in accordance with the Articles of Reorganization that were filed with the Quebec Superior Court as one of the steps to implement the Plan.

The Company continues to incur expenses related to the Insolvency Proceedings, primarily professional fees that were classified as reorganization items in the Predecessor’s financial results. After emergence from bankruptcy protection, these expenses are classified as Impairment of assets, restructuring and other charges (“IAROC”) (Note 7), in the Successor’s consolidated statement of income (loss).

Significant Ongoing Insolvency Proceedings Matters

Claims Procedure

On September 29, 2008, QWI initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

The total amount of such claims filed exceeded the amount recorded in the Predecessor’s consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process (“Excluded Claims”) and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC.

Claims Assessment

As of February 8, 2010, a total of 8,002 claims, net of subsequent withdrawn and expunged claims (“Total Claims”), had been received, of which 1,153 were filed against QWI and 6,849 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn and expunged claims, amounted to $7.4 billion.

The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is when a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant’s debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant’s indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Company believes these multiple or duplicate claims amount to $1.9 billion.

The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn and expunged claims amount to approximately $3.1 billion. Of this amount, QWI recorded $2.8 billion (excluding post-filing interest) as LSTC on the Predecessor’s consolidated balance sheet as of July 31, 2009.

in millions

Claims filed net of withdrawn and expunged claims as at February 8, 2010	$7,394
Less:
Excluded claims	2,460
Duplicate claims	1,867
Claims filed net of withdrawn and expunged, excluded and duplicate claims	3,067
Claims still under review	286
Liabilities subject to compromise (excluding post-filing interest)	$2,781

The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn and expunged amounts to $286 million and continues to be investigated. The Company believes it is unlikely that any of these excess claims, or unaccrued portion thereof, will be allowed by the relevant courts. It is not possible to estimate the quantum of the claims that will ultimately be allowed by the courts. However, we believe there will be no further material impact to the Consolidated Statement of Income (Loss) of the Successor from the settlement of unresolved general unsecured claims against the Canadian and US non-operating debtors because the holders of such claims will receive under the Plan only their pro rata share of the distribution of the newly issued common shares, Class A preferred shares and Series I and Series II warrants. It is however possible that allowed general unsecured claims against the U.S. operating debtors (see Note 20 for a description of the terms and conditions of the unsecured notes to be issued) as well as secured, priority and administrative claims against the debtors may be in excess of the amount recorded as of December 31, 2009 given the magnitude of the claims asserted. In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims resolution process may take considerable time to complete and are continuing after the Company’s emergence from bankruptcy protection.

Legal issues related to emergence

Pursuant to the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the U.S. Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the “Avoidance Actions”) were transferred to a trust (the “Litigation Trust”) created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan requires the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions, and will be funded as these costs and expenses are incurred by the Litigation Trust. The loan will be secured by a pledge in favor of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. The Company funded $0.7 million of this secured loan as of December 31, 2009. The assets and liabilities of the Litigation Trust are not recorded in the Company’s financial statements because the Company is not the primary beneficiary of the Litigation Trust.

Fresh-start consolidated balance sheet

As previously noted, the Company adopted “fresh start” accounting at the Fresh-start Date. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan. Enterprise value is generally defined to be the Company’s estimated fair value at the Fresh-start Date, less cash and cash equivalents. As a result of fresh start accounting, Worldcolor became a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Successor on or after August 1, 2009 are not comparable to the consolidated financial statements of the Predecessor prior to that date.

Our estimates of fair value are based on independent appraisals and valuations which were completed as of the date of issuance of our Consolidated Financial Statements. To determine the enterprise value of the Successor, management developed a set of financial projections for the Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) selected publicly-traded companies’ analysis, (b) selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimated that the going concern enterprise value of the Successor, at the Fresh-start Date, was in a range of $1.25 billion to $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in management’s projections, as well as the realization of certain other assumptions. For the valuation of individual assets and liabilities, management has estimated the fair value using prices for similar assets and liabilities in the market place (market approach) or discounted future cash flows (income approach). The fair values of preferred shares, warrants and embedded derivatives were determined using valuation models for such instruments. For the valuation of unsecured notes to be issued, see Note 20. All estimates, assumptions, valuations, appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value, are inherently subject to significant uncertainties outside of management’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

A fresh-start consolidated balance sheet as at July 31, 2009 is set out below with adjustments summarized in the columns captioned a) Plan of Reorganization, b) Exit Financing and c) Fresh Start Adjustments. These adjustments reflect the effect of the Plan’s implementation, including the compromise of various liabilities, the issuance of new securities and various cash payments, as more thoroughly described in the Plan, as well as the re-evaluation of the assets and liabilities to estimated fair values.

Fresh-start Consolidated Balance Sheet

(In millions of US dollars)

	Predecessor July 31, 2009	Plan of Reorganization	Exit Financing	Fresh Start Adjustments	Successor July 31, 2009
Assets
Current assets:
Cash and cash equivalents	$293	$(104)	$(124)	$—	$65
Accounts receivable	485	(23)	—	(11)	451
Inventories	190	—	—	5	195
Income taxes receivable	33	(26)	—	—	7
Future income taxes	9	9	—	(4)	14
Prepaid expenses and deposits	61	5	—	(1)	65
Total current assets	1,071	(139)	(124)	(11)	797
Property, plant and equipment	1,121	9	—	(4)	1,126
Intangible assets	—	—	—	389	389
Restricted cash	93	(33)	—	—	60
Future income taxes	2	5	—	14	21
Other assets	348	(4)	—	(263)	81
Total assets	$2,635	$(162)	$(124)	$125	$2,474
Liabilities and Shareholders’ equity (deficit)
Current liabilities:
Bank indebtedness	$2	$—	$—	$—	$2
Trade payables	91	(3)	—	—	88
Accrued liabilities	293	(6)	—	(12)	275
Amounts owing in satisfaction of bankruptcy claims	—	48	—	—	48
Income and other taxes payable	44	(3)	—	(27)	14
Future income taxes	—	—	—	—	—
Current portion of long term debt	13	—	—	—	13
Current portion of liabilities subject to compromise	166	(166)	—	—	—
Total current liabilities	609	(130)	—	(39)	440
Liabilities subject to compromise	2,924	(2,924)	—	—	—
DIP financing	587	—	(587)	—	—
Long-term debt	57	6	—	3	66
Exit financing	—	—	463	—	463
Unsecured Notes	—	43	—	—	43
Other liabilities	183	32	—	302	517
Future income taxes	47	174	—	(52)	169
Preferred shares - Predecessor	26	—	—	(26)	—
Preferred shares - Successor	—	94	—	—	94
Shareholders’ equity (deficit):
Capital stock - Predecessor	1,609	—	—	(1,609)	—
Capital stock - Successor	—	721	—	(93)	628
Contributed surplus	107	54	—	(107)	54
Deficit	(3,665)	1,768	—	1,897	—
Accumulated other comprehensive income (loss)	151	—	—	(151)	—
	(1,798)	2,543	—	(63)	682
Total liabilities and shareholders’ equity (deficit)	$2,635	$(162)	$(124)	$125	$2,474

See accompanying assumptions

Plan of Reorganization Column

In the Plan of Reorganization column, LSTC of $3.1 billion in the Predecessor was discharged with the issuance of new common shares, preferred shares, warrants and as well as unsecured notes to be issued by Worldcolor. Certain other claims of holders under the Predecessor’s senior secured debt and certain other secured, administrative, priority tax and convenience unsecured claims of approximately $160 million will be paid in cash, of which $112 million was paid on the Effective Date. The remaining balance was recorded as Amounts owing in satisfaction of bankruptcy claims. In addition, certain income tax liabilities amounting to $26 million that were subject to compromise are expected to be settled against income taxes receivable from the current and prior years. Finally, the Plan provides for the repudiation of the non-qualified pension plans, collectively defined as “Rejected Employee Agreements”. As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements have agreed to participate in new non-qualified benefit plans and agreements (collectively, the “New Benefits Plan”). As a result, an amount of $32 million was recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise. The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management’s best estimate of the amount to be disbursed was included in the LSTC prior to emergence.

Projected net future income tax liabilities of approximately $160 million were recognized on the discharge of the LSTC. The discharge of the LSTC gives rise to cancellation of debt (“COD”) income for income tax purposes and is projected to reduce certain of the Company’s tax attributes, such as net operating loss (“NOL”) and NOL carry forwards as well as capital loss carry forwards and the tax basis of the Company’s depreciable and non-depreciable assets, which will increase the Company’s income tax obligation in the future. Because some of the debtors’ outstanding indebtedness will be satisfied under the Plan by way of consideration other than cash, the amount of COD income, and accordingly the amount of tax attributes that may be reduced, will depend in part on the fair market value of such non-cash consideration.

Exit Financing Column

The Company obtained exit financing of $800 million (Note 19) including a Term Loan of $450 million, fully drawn, and a Revolving Credit Facility of $350 million, of which $89 million was drawn on the Effective Date. Transaction fees and debt issuance costs of $76 million have been reflected as a reduction to the face value of the Term Loan and draws on the Revolving Credit Facility at the Fresh-start Date. Net drawdowns under the Term Loan and Revolving Credit Facility, together with cash and cash equivalents of $124 million were used to repay the DIP financing of the Predecessor.

Fresh Start Adjustments Column

The fresh start adjustments reflect the estimated fair value of the Company’s assets and liabilities as of the Fresh-start Date. The significant fresh start accounting adjustments reflected in the Fresh-start Consolidated Balance Sheet, based on current estimates, are summarized as follows:

(a)          Working capital:

The historical cost for substantially all of the Company’s current assets and liabilities is reflective of their current fair values. Work-in-process inventories were increased by $5 million to reflect their market value.

(b)         Property, plant and equipment:

A fresh start adjustment of $4 million was recorded to reduce the historical cost of property, plant and equipment to estimated fair values.

(c)          Intangibles and Other assets:

A fresh start adjustment of $389 million was recorded for finite-life intangible assets representing the estimated fair value of Worldcolor’s customer relationships and contracts. These intangible assets will be amortized on a straight-line basis over their estimated useful lives which range from 4 years to 15 years.

Other fresh start adjustments to estimated fair value include: the reduction of pension assets of $142 million, the reduction of contract acquisition costs of $82 million, which are effectively included in the aforementioned intangible assets, and other various fair value adjustments totaling $39 million.

(d)         Other liabilities:

Fresh start adjustments of $293 million were recorded to reflect the values of the unfunded pension and other postretirement benefits liabilities at the Fresh-start Date and reflect the Plan assumptions that the existing registered pension plans will remain essentially unchanged. The Company also reclassified $51 million of reserves for tax uncertainties, mainly from income and other taxes payable. Other fresh start adjustments amounting to $42 million were made to reduce other liabilities to their estimated fair values as of the Fresh-start Date.

(e)          Future income taxes:

A fresh start adjustment of $39 million, which decreases net future income tax liabilities, has been recorded for the recognition of net future income tax assets related to the aforementioned fresh start adjustments made to property, plant and equipment, intangible assets, other assets and other liabilities, in addition to the reclassification of $23 million of reserves for tax uncertainties to other liabilities.

(f)            Shareholders’ equity (deficit):

Adopting fresh start accounting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of the Successor. The fresh start adjustments include the cancellation of Predecessor capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the Successor Capital Stock as a result of the reorganization value over the fair value of the identifiable assets and liabilities stemming from fresh start accounting. During the fourth quarter of 2009, the Company finalized the valuation of its net assets at the Fresh-start Date. Additional adjustments of $49 million were made, mainly related to future income taxes, compared to previously reported amounts at September 30, 2009. This resulted in a corresponding increase in Successor capital stock at July 31, 2009.

2.                      Financial review

2.1.               Industry trends and outlook

Global economic conditions affect our customers’ businesses and the markets they serve. The credit crisis and global economic weakness have resulted in constrained advertising spending and, in certain cases, customer financial difficulties in our North American segment. This has put significant downward pressure on both volumes and, to a lesser degree, on price, across nearly all of North America’s printing and related services.

Despite an uncertain economic environment, it is expected that the recent drop in volume that mostly arose following the North American recession will stabilize in 2010. However, competition in the industry remains intense as the industry is still in the process of consolidating and is still suffering from overcapacity. Under these conditions, we are focusing on improving our product and segment mix, adding customer value through initiatives such as our new integrated multi-channel solutions and our innovative custom publishing engine, and improving productivity through continuous improvement projects and technology. We are also aggressively aligning our cost structure to mitigate the impact of the economic downturn as outlined below.

Although Latin America also has been affected by the global economic weakness mainly in its export business, with current and planned investments in new capacity, this segment’s revenues are forecast to increase in line with expected growth from an existing customer base.

During 2008 and 2009, we undertook various initiatives to adapt our cost structure to the rapidly changing economic environment including:

•                  Divested our non-strategic operations in Europe in June 2008, which allowed us to remain focused on our core business in the Americas and reduced the operational risks associated with the uncertainty of the long-term profitability of the European operations.

•                  Implemented significant profit improvement initiatives to align our costs with anticipated volume decreases. In June 2008, we integrated and rationalized the number of business divisions in the U.S. from six to three, which allowed us to better serve existing and new customers by having more streamlined and customer-driven operations. Three facilities were closed in 2008, one in April 2009, one in July 2009 and two in December 2009. The Company approved in January and February 2010 the closure of four additional facilities, which are all expected to be completed within the first half of 2010. In November 2009, we combined all of the North American printing platforms into one. This new structure is designed to streamline our operations to better serve our customers, and to optimize the cost structure of our North American business. As a result, corporate and plant staff levels were reduced by more than 10% in 2008 and were reduced a further 14% in 2009.

•                  Froze the salaries of all non-unionized North American employees effective January 1, 2009, suspended employer’s contributions for non-unionized U.S. employees to the 401(k) plans effective February 1, 2009, and reduced Senior Management salaries by 5%.

•                  Implemented a significant cost reduction plan in North America, effective April 19, 2009. This plan includes a 10% wage reduction for non-unionized salaried and hourly employees (including sales commissions), a reduction of employees’ paid vacation entitlement by one week, suspension of the employer’s contribution for non-unionized U.S. employees for the 401(a) plans, standardization in pay for work on holidays to time-and-a-half, and changes to the Company’s severance and overtime policies. In connection with the implementation of this cost savings plan, all the collective agreements were re-opened during the second quarter of 2009 and the Company has obtained similar concessions from its unionized employees. The annual cost savings relating to these initiatives are estimated at approximately $100 million.

2.2.               Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008

Revenues by Service ($ millions)

For the quarter and the year ended December 31 (continuing Operations)

Figure 1

Selected Annual Information (Continuing Operations)

($ millions)

	Combined	Predecessor
	Years ended December 31
	2009	2008	2007
Consolidated Results
Operating Revenues	$3,072	$4,017	$4,655
Adjusted EBITDA	329	379	480
Adjusted EBIT	125	121	170
IAROC	61	242	224
Goodwill impairment charge	—	341	1,833
Operating income (loss)	64	(462)	(1,887)
Net loss from continuing operations	(154)	(944)	(1,837)
Net loss	(154)	(1,659)	(2,200)

Figure 2

IAROC: Impairment of assets, restructuring and other charges

Adjusted EBITDA and EBIT: Defined as before IAROC and goodwill impairment charge

Management assesses the Company’s performance based on, among other measures, operating income and Adjusted EBIT. Certain of these measures are not defined by Canadian GAAP. A reconciliation of non-GAAP measures to their respective closest GAAP measures, together with a discussion of their use, is provided in Figures 5, 6, 7 and 8. An analysis of the segment results is also presented in Section 2.5.

Operating revenues

Our consolidated operating revenues were $3.1 billion, a 24% decrease when compared to $4.0 billion for the same period in 2008. Excluding the negative impact of currency translation (Figure 3), operating revenues were down 22% compared to the same period in 2008. The decrease in operating revenues resulted primarily from lower volumes mostly due to the North American recession, which resulted in reduced advertising spending, and, to a lesser extent, negative price pressures. More details are provided in the “Segment results” section.

Paper sales, excluding the effect of currency translation, decreased by 26% on a year-to-date basis, compared to the same period in 2008. The decrease in paper sales is mostly explained by lower volumes as well as one large customer now supplying its own paper. Variance in paper sales has an impact on operating revenues, but it has little impact on operating income because the cost is generally passed on to the customer.

Impact of Foreign Currency and Paper Sales

($ millions)

	Successor	Combined
	Three months ended	Twelve months ended
	December 31, 2009	December 31, 2009
Foreign currency favorable (unfavorable) impact on operating revenues	$24	$(58)
Paper sales unfavorable impact on revenues	$(81)	$(280)
Foreign currency favorable impact on operating income	$3	$6

Figure 3

Operating income and adjusted EBIT

For 2009, excluding depreciation and amortization of $177 million in 2009 and $229 million in 2008, cost of sales decreased by 24% to $2.5 billion, compared to $3.3 billion in 2008. Cost of sales were favorably impacted by restructuring initiatives (see section 2.6), the significant cost reduction plan implemented in North America in 2009 as well as lower utility expenses. The decrease in cost of sales, including lower depreciation and amortization, more than offset lower revenues and resulted in improved adjusted EBIT for 2009 of $125 million compared to $121 million in 2008. Excluding depreciation and amortization, the gross profit margin in 2009 was 19.1% compared to 17.5% in 2008.

Selling, general and administrative expenses were $286 million for 2009, a decrease of 19% compared to $351 million in 2008. Excluding depreciation and amortization expense of $15 million in 2009 and $10 million in 2008 and excluding the favorable impact of currency translation of $8 million, selling, general and administrative expenses decreased by 18%, compared to the same period last year. The favorable variance is explained mainly by various workforce reduction initiatives, reduction in salaries and benefits due to the significant cost reduction plan implemented in April 2009 as well as lower bad debt expenses.

The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $192 million in 2009, compared to $240 million in 2008. Excluding the favorable impact of currency translation of $3 million, depreciation and amortization expense decreased by 18%, compared to the same period last year. Lower depreciation and amortization resulted mainly from the lower level of capital investment following finalization of our extensive retooling plan in 2007, the impairment of long-lived assets that was recorded in the fourth quarter of 2008, as well as plant closures that occurred over the course of the last two years. The lower depreciation and amortization also resulted from fresh start adjustments (see the “Fresh Start Adjustments Column” section for more details) which re-set the historical cost of the fixed assets to their fair values. This increased the value of longer-lived assets (such as buildings) and reduced the value of shorter-lived assets (such as machinery and equipment) which effectively increased the weighted-average remaining useful lives of the re-valued property, plant and equipment compared to the historical lives. Partially offsetting this decrease in depreciation expense was the increase in the amortization of customer relationships and contracts amounting to $17 million, a result of recording this finite-life intangible asset on the Successor’s balance sheet.

Operating income in 2009 was $64 million, compared to operating loss of $462 million in 2008, largely explained by the significant asset and goodwill impairment charges in 2008 discussed below under “Impairment of assets and restructuring initiatives” section.

Other items

During 2009, we recorded IAROC of $61 million, compared to $242 million in 2008. The charge for 2009 was mainly related to plant closures and workforce reductions in North America, as well as post-emergence reorganization items. These measures are described below under “Impairment of assets and restructuring initiatives”.

During 2008, we recorded a goodwill impairment charge of $341 million to reflect impairment of the remaining goodwill in the North American reporting unit.

Financial expenses were $74 million for the seven-month period ended July 31, 2009 and $30 million for the five-month period ended December 31, 2009 for a combined expense of $104 million in 2009, compared to $410 million in 2008. The decrease is mainly due to gains on foreign exchange in 2009 of $76 million ($74 million of which was recognized during the seven-month period ended July 31, 2009), primarily as a result of favorable movement in the Canadian dollar, compared to losses on foreign exchange in 2008 of $128 million, the write-off of deferred financing costs amounting to $58 million recorded in the second quarter of 2008 and the extinguishment of pre-petition debt upon emergence from bankruptcy protection.

We recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants totaling $67 million 2009 ($106 million in 2008). The decrease is a result of our emergence from bankruptcy protection, subsequent to which these expenses, primarily professional fees, of $15 million are classified as IAROC.

Income tax expense was $18 million for the seven-month period ended July 31, 2009 and $19 million for the five-month period ended December 31, 2009 for a combined expense of $37 million for 2009, compared to a recovery of $39 million in 2008. Income tax expense before IAROC and goodwill impairment charge was $25 million for the Predecessor and $30 million for the Successor for a combined expense of $55 million for 2009 compared to $54 million for 2008. In 2009, income tax expense was mainly impacted by the non-deductibility of interest on pre-petition U.S. debt as well as an increase in valuation allowance related to tax benefits whose realization is not foreseen in Canada and in the U.S. In addition, the 2009 income tax expense was favorably affected by foreign tax rate differences.

Net loss

In 2009, we reported a net loss from continuing operations of $154 million compared to $944 million in 2008. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $44 million in 2009 compared with $490 million in 2008 and reorganization items, net of taxes, of $62 million in 2009 compared to $95 million in 2008.

2.3.               Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

Operating revenues

The Company’s consolidated revenues for 2008 were $4.0 billion, a 14% decrease when compared to $4.7 billion for 2007 and down 9% excluding the impact of currency translation and paper sales. The decrease in revenues resulted primarily from lower volumes due to the North American recession, plant closures, lower paper sales, and to a lesser extent, the impact of the Insolvency Proceedings. Despite negative competitive price pressures, overall revenues per impressions appeared stable, primarily due to improvements in product mix. More details are provided under “Segment results”.

Paper sales, excluding the effect of currency translation, decreased by 18% during 2008 compared to 2007. The decrease in paper sales is mostly explained by lower production volumes. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of paper price fluctuations.

Operating income and adjusted EBIT

Adjusted EBIT decreased to $121 million, compared to $170 million in 2007. Adjusted EBIT margin was 3.0% for 2008, compared to 3.6% for 2007. The reduction of adjusted EBIT results from the reduction in revenues, but was partially offset by the decrease in cost of sales, selling, general and administrative expenses and securitization fees.

Cost of sales decreased by 13% to $3.5 billion, compared to $4.1 billion in 2007. Excluding depreciation and amortization of $229 million in 2008 and $239 million in 2007, cost of sales decreased by 14%. It is in line with reduced volumes in addition to a reduction in labor costs. Excluding depreciation and amortization, gross profit margin was 17.5% in 2008, virtually unchanged from 2007.

Selling, general and administrative expenses were $351 million in 2008, compared with $389 million in 2007. Excluding depreciation and amortization expenses of $10 million in 2008 and $11 million in 2007, selling, general and administrative expenses decreased by 10%, compared to the same period in 2007. The favorable variance is mostly explained by various workforce reduction initiatives as well as lower professional fees. This was partly offset by additional bad debt expense due to certain customers filing for creditor protection during the exceptionally difficult economic environment. 2008 specific charges affecting selling, general and administrative expenses were $5 million, and included losses on disposal of assets partially offset by a net gain on the sale of a corporate aircraft compared to $18 million in 2007, of which $11 million was related to net losses on disposals of fixed assets.

Securitization fees were nil in 2008, down from $15 million in 2007, explained by the termination of the North American program as of January 23, 2008.

The total depreciation and amortization included in cost of sales and selling, general and administrative expenses above were $240 million in 2008, compared with $250 million in 2007. Excluding the unfavorable impact of currency translation of $1 million, depreciation and amortization expenses decreased 5%, compared to 2007.

Overall, adjusted EBIT was impacted by specific charges that are not normally ongoing costs of operations. These specific charges were $25 million in 2008 and related mainly to accelerated depreciation of fixed assets and losses on disposal of assets, partially offset by a gain on sale of a corporate aircraft of $10 million. This compared to specific charges of $50 million in 2007 which related primarily to accelerated depreciation of fixed assets, net losses on sale and leaseback of equipment and disposal of assets as well as losses on guarantees provided on equipment leases. The 2007 adjusted EBIT was also negatively affected by a non-cash charge of $39 million for accelerated amortization of client incentives.

Operating loss in 2008 was $462 million, compared to $1,887 million in 2007, largely explained by the significant asset and goodwill impairment charges in 2007, discussed below.

Other items

During 2008, the Company recorded IAROC of $242 million, compared to $224 million in 2007. The charge for 2008 was mainly related to the impairment of long-lived assets, the closure and consolidation of facilities in North America as well as workforce reductions. These measures are described under “Impairment of Assets and Restructuring Initiatives” section 2.6.

During 2008, the Company recorded a goodwill impairment charge of $341 million compared with $1.8 billion in 2007.

Financial expenses were $410 million in 2008, compared to $179 million in 2007. The increase of $231 million is explained by several factors, the most significant of which was a foreign exchange loss of $128 million on U.S. dollar denominated debt in the Canadian-dollar-functional-currency parent company. Because of the Insolvency Proceedings, the Company had to liquidate its currency hedging position in January 2008 and therefore was unable to offset this loss. The remainder of the variance is due primarily to increased debt levels, largely the DIP financing and the related issuance costs. A portion of the DIP financing was used to assume the North American receivables. The 2007 financial expenses included a one-time premium on the early repayment of the Company’s senior notes of $53 million.

The Company recorded reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for 2008 was $106 million. The cash outflow amounted to $67 million and related primarily to professional fees.

Income tax recovery was $39 million for 2008, compared to $239 million in 2007. Income tax expense before IAROC and goodwill impairment charge was $54 million for 2008, compared to an income tax recovery of $82 million for the same period in 2007. In 2008, the income tax recovery was impacted by a reserve in relation to the non-deductibility of interest on pre-petition U.S. debts, the goodwill impairment charge that is mostly non-deductible, as well as an increase in valuation allowance on losses from operations.

Net loss

The Company reported a net loss from continuing operations of $944 million compared to a net loss from continuing operations of $1,837 million in 2007. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $490 million, compared with $1,901 million in 2007 as well as reorganization items, net of tax, of $95 million in 2008, whereas there were none in 2007.

2.4.               Three Months ended December 31, 2009 Compared to Three Months ended December 31, 2008

Operating revenues

Our consolidated operating revenues for the fourth quarter of 2009 were $848 million, an 18% decrease when compared to $1,033 million for the same period in 2008. Excluding the positive impact of currency translation (Figure 3), operating revenues were down 20% compared to the same period in 2008. The decrease in operating revenues resulted primarily from lower volumes mostly due to the North American recession, including reduced advertising spending. More details are provided in the “Segment results” section.

Paper sales, excluding the effect of currency translation, decreased by 28% for the fourth quarter of 2009, compared to the same period in 2008. The decrease in paper sales is mostly explained by lower volumes as well as one large customer now supplying its own paper. The decrease in paper sales has an impact on operating revenues, but it has little impact on operating income because the cost of paper is generally passed on to the customer.

Operating income and adjusted EBIT

In the fourth quarter of 2009, excluding depreciation and amortization of $44 million in 2009 and $60 million in 2008, cost of sales decreased by 23% to $640 million, compared to $835 million in 2008. Cost of sales were favorably impacted by restructuring initiatives (see section 2.6), the significant cost reduction plan implemented in North America in 2009 as well as lower utility expenses. The decrease in cost of sales, including lower depreciation and amortization, more than offset lower revenues and resulted in improved adjusted EBIT for 2009 of $83 million compared to $50 million in 2008. Excluding depreciation and amortization, the gross profit margin in the fourth quarter of 2009 was 24.5% compared to 19.2% in the same period in 2008.

Selling, general and administrative expenses for the fourth quarter of 2009 were $81 million, a decrease of 8% compared to $88 million for the same period in 2008. Excluding depreciation and amortization expense of $4 million for the fourth quarter of 2009 and $3 million for the same period in 2008 and excluding the unfavorable impact of currency translation of $2 million, selling, general and administrative expenses decreased by 12%, compared to the same period in 2008. The favorable variance is mainly explained by lower salaries and benefits due to the cost reduction plan implemented in April 2009, as well as lower bad debt expenses.

The total depreciation and amortization expense included in cost of sales and selling, general and administrative expense above was $49 million for the fourth quarter of 2009, compared to $63 million for the fourth quarter of 2008. Excluding the unfavorable impact of currency translation of $1 million, depreciation and amortization expenses decreased by 24%, compared to the same period last year. The lower depreciation and amortization mainly resulted from fresh start adjustments to property, plant and equipment discussed in greater detail in the “Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008” section above. In addition, the lower level of capital investment following finalization of the extensive retooling plan in 2007, the impairment of long-lived assets that was recorded in the fourth quarter of 2008, as well as plant closures that occurred during 2009 combined to further reduce depreciation of property, plant and equipment. Partially offsetting this reduced depreciation expense was an increase in the amortization of customer relationships and contracts amounting to $11 million, a result of recording this finite-life intangible asset as part of the fresh start adjustments.

Operating income for the quarter ended December 31, 2009 was $53 million, compared to an operating loss of $479 million for the fourth quarter ended December 31, 2008, largely explained by the significant asset and goodwill impairment charges in 2008 discussed below.

Other items

During the fourth quarter of 2009, we recorded IAROC of $30 million, compared to $188 million for the same period in 2008. The charge for the quarter was mainly related to post-emergence reorganization items and plant closures. These measures are described below under “Impairment of assets and restructuring initiatives”.

Financial expenses were $19 million in the fourth quarter of 2009, compared to $199 million for the same period in 2008. The decrease is mainly due to net losses on foreign exchange in the fourth quarter of 2008 of $122 million primarily as a result of unfavorable movement in the Canadian dollar, and to the extinguishment of pre-petition debt upon emergence from bankruptcy protection.

Income tax expense was $11 million in the fourth quarter of 2009, compared to a recovery of $62 million for the same period in 2008. Income tax expense before IAROC and goodwill impairment charge was $19 million in the fourth quarter of 2009 compared to $25 million for the same period last year. In 2009, the income tax expense was impacted by the non-deductibility of dividends on preferred shares as well as an increase in valuation allowance mainly related to tax benefits whose realization is not foreseen in Canada.

Net income (loss)

For the fourth quarter ended December 31, 2009, we reported a net income of $18 million compared to a loss from continuing operations of $654 million for the same period in 2008. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $22 million compared with $442 million for the same period in 2008 and reorganization items, net of taxes, of nil compared to $33 million for the same period in 2008.

2.5.               Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations. The reporting structure includes two segments: North America and Latin America.

Segment Results of Continuing Operations ($ millions) (1)

Selected Performance Indicators

	North America			Latin America			Inter-Segment and Others			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Three months ended December 31
Operating revenues	$772	$957	$1,149	$76	$77	$82	$—	$(1)	$—	$848	$1,033	$1,231
Adjusted EBITDA	131	105	140	8	12	9	(7)	1	(11)	132	118	138
Adjusted EBIT	86	40	30	6	9	6	(9)	1	(11)	83	50	25
IAROC	25	186	120	1	1	2	4	1	—	30	188	122
Goodwill impairment charge	—	341	1,823	—	—	10	—	—	—	—	341	1,833
Operating income (loss)	62	(487)	(1,913)	5	8	(6)	(14)	—	(11)	53	(479)	(1,930)

Adjusted EBITDA margin (%)	17.0	11.0	12.2	10.5	15.6	11.0				15.6	11.4	11.2
Adjusted EBIT margin (%)	11.1	4.2	2.6	7.9	11.7	7.3				9.8	4.8	2.0
Operating margin (%)	8.0	(50.9)	(166.5)	6.6	10.4	(7.3)				6.3	(46.4)	(156.8)

Capital expenditures (2)	$22	26	110	$—	4	1	$—	—	13	$22	30	124
Change in non-cash balances related to operations, cash flow (outflow)(2)	(6)	(96)	(4)	(4)	(1)	(6)	12	109	(111)	2	12	(121)

Twelve months ended December 31
Operating revenues	$2,825	$3,723	$4,374	$247	$295	$285	$—	$(1)	$(4)	3,072	$4,017	$4,655
Adjusted EBITDA	319	354	478	24	30	26	(14)	(5)	(24)	329	379	480
Adjusted EBIT	129	110	181	13	17	13	(17)	(6)	(24)	125	121	170
IAROC	54	238	222	1	2	2	6	2	—	61	242	224
Goodwill impairment charge	—	341	1,823	—	—	10	—	—	—	—	341	1,833
Operating income (loss)	76	(470)	(1,864)	11	15	2	(23)	(7)	(25)	64	(462)	(1,887)

Adjusted EBITDA margin (%)	11.3	9.5	10.9	9.7	10.2	9.1				10.7	9.4	10.3
Adjusted EBIT margin (%)	4.6	3.0	4.1	5.3	5.8	4.6				4.1	3.0	3.7
Operating margin (%)	2.7	(12.6)	(42.6)	4.5	5.1	0.7				2.1	(11.5)	(40.5)

Capital expenditures (2)	$90	92	252	$7	9	3	$—	8	66	$97	109	321
Change in non-cash balances related to operations, cash flow (outflow)(2)	129	(63)	(19)	(7)	(9)	(12)	19	198	(115)	141	126	(146)

Figure 4

IAROC: Impairment of assets, restructuring and other charges

Adjusted EBITDA and EBIT: Defined as before IAROC and goodwill impairment charge

(1)          The 2009 column includes Predecessor and Successor’s combined results.

The 2008 and 2007 columns include the Predecessor’s results.

(2)          Including both continuing and discontinued operations

North America

North American operating revenues for the fourth quarter of 2009 were $772 million, down 19% from $957 million in 2008 and $2,825 million for the twelve-month period ended December 31, 2009, down 24% from $3,723 million for the same period in 2008. Excluding the impact of currency translation, operating revenues decreased by 21% in the fourth quarter of 2009, compared to the same period in 2008 and 23% on year-over-year basis. Operating revenues in the North American segment continued to be principally impacted by volume declines and, to a lesser extent, negative price pressures. Volume in North America decreased during the fourth quarter and the twelve-month period ending December 31, 2009 as a result of the North American recession and the resultant negative impact on the markets we serve. Furthermore, volumes in North America have been affected by the non-renewal in 2009 of three large customers.

Adjusted EBITDA in North America increased in the fourth quarter of 2009 compared to the same period in 2008 and decreased on a year-over-year basis compared to 2008. The adjusted EBITDA margin increased in the fourth quarter of 2009 to 17.0% compared to 11.0% for the same period in 2008 and increased to 11.3% in 2009 from 9.5% in 2008. Adjusted EBITDA in North America continues to be impacted by challenging market conditions. The impact of the decrease in volume, as discussed above, was offset by restructuring initiatives, the reduction in salaries and benefits (more details are provided in the “Industry trends and outlook” section), lower utility costs and efficiencies realized through productivity gains.

During 2009, the North American workforce was reduced by 2,904 employees, down 16%, of which 324 positions were eliminated in the fourth quarter of 2009, mainly due to various restructuring initiatives, including the closure of the Dallas, TX and Olive Branch, MS facilities which were completed in December 2009, the closure of the Covington, TN facility which was completed in July 2009 and the closure of the Memphis, TN facility in the second quarter of 2009. We also reduced our workforce in most of our other facilities, including our corporate offices, in order to better align our costs with current market conditions.

Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

North American revenues for the twelve-month period ended December 2008 were $3,723 million, down 15% from $4,374 million for the same period in 2007. Excluding the effect of currency translation and the unfavorable impact of paper sales, revenues decreased by 10% on a year-to-date basis. Revenues in the North American segment continued to be principally impacted by volume declines. Despite negative price pressures, overall revenues per impressions appeared stable, primarily due to improvements in product mix. Volume in North America decreased during the twelve-month period ending December 31, 2008 as a result of the North American recession and, to a lesser extent, due to the impact of the Insolvency Proceedings as well as the restructuring initiatives in the Publishing Services and Canada Groups. Furthermore, volumes in the Publishing Services and in the Marketing Solutions Groups have been affected by the non-renewal in 2007 of contracts with three large customers.

Adjusted EBITDA in North America decreased for the twelve-month period ended December 2008 compared to the same period in 2007. The Adjusted EBITDA margin decreased on a year-to-date basis to 9.5% in 2008 from 10.9% in 2007. Adjusted EBITDA in North America continues to be impacted by challenging market conditions. The decrease in volume, as discussed above, was partly offset by profit improvement initiatives and efficiencies realized through productivity gains, mainly in the Publishing Services Group.

During 2008, the North American workforce was reduced by 2,953 employees, down 14%, mainly explained by the various restructuring initiatives, including the closure of the Islington facility in Ontario, which was completed in the fourth quarter of 2008, the closure of the North Haven, CT facility, which was completed in the second quarter of 2008 and the closure of the Magog facility in Quebec, which was completed in the first quarter of 2008. The Corporation also reduced its workforce in most of its other facilities, including its Corporate offices, in order to align itself with current market conditions.

Latin America

Latin America’s operating revenues for the fourth quarter of 2009 were $76 million, down 1% from $77 million for the same period in 2008 and $247 million for the twelve-month period ended December 31, 2009, down 16% from $295 million for the same period in 2008. Excluding the impact of foreign currency, operating revenues for the fourth quarter of 2009 were down 10% compared to the same period in 2008 and 8% on a year-over-year basis. Volume in Latin America decreased as a result of the economic slowdown, largely due to the decrease in exports to North America, which also resulted in price erosion partially offset by better product mix during the fourth quarter and the year 2009. Adjusted EBITDA for the fourth quarter of 2009 was down 33% compared to the same period in 2008 and 20% compared to the year 2008. The decrease in adjusted EBITDA is mostly explained by the volume declines and an increase in bad debt expense. Overall, recent and upcoming investments in new capacity are expected to improve the product mix of the region and accommodate growth projected from the existing customer base.

Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

Latin America’s revenues for the twelve-month period ended December 2008 were $295 million, up 4% from $285 million for the same period in 2007. Excluding the impact of foreign currency and paper sales, revenues for the twelve-month period ended December 2008 were up 1% compared to the same period in 2007. Overall, year-to-date adjusted EBITDA was up 14% compared to 2007. These positive results are mostly explained by an improvement in product mix as well as efficiencies generated from continuous improvements and investment initiatives.

2.6.               Impairment of assets and restructuring initiatives

Impairment of assets

During the last quarter of 2009, the Company recorded impairment charges related to long-lived assets in North America totaling $3 million on certain machinery and equipment, largely from the change in use of these assets.

During the first three quarters of 2008, impairment tests were triggered in North America as a result of the retooling plan and the relocation of existing presses and we recorded impairment charges of $17 million mainly on machinery and equipment. In the fourth quarter of 2008, the Company completed its 5-year strategic plan and impairment tests on specific components of long-lived assets were triggered due to industry overcapacity and economic market conditions, which resulted in downward pressure on both volumes and prices of printing services in North America. As a result, an impairment charge of $161 million in North America was recorded mainly related to machinery and equipment. During the year 2008, the Company recorded a net loss on financial assets of $5 million ($16 million in 2007).

During 2007, impairment tests were triggered and the Company recorded impairment charges of $171 million in North America and $1 million in Latin America to write down the value of the long-lived assets to the estimated fair value. The impairment charge was mainly related to machinery and equipment.

Restructuring initiatives

We have undertaken various restructuring initiatives in order to ensure that our facilities are operating at optimal pressroom efficiencies and generating higher returns. Restructuring costs relate largely to plant closures and workforce reductions that occurred in current and prior years. A description of these initiatives is provided in Note 7 to our consolidated financial statements.

The 2009 restructuring initiatives affected a total of 2,108 employees, of which 1,709 positions were eliminated as of December 31, 2009 and a further 399 are expected to come. However, we estimate that 204 new jobs will be created in other facilities with respect to the 2009 initiatives. During 2009, the execution of prior years’ initiatives resulted in the elimination of 424 positions with 10 positions still to come.

As at December 31, 2009, the balance of the restructuring reserve was $20 million, all of which is expected to be disbursed in 2010. Finally, the Company expects to record a charge of $16 million in upcoming quarters for restructuring initiatives that have already been announced as at December 31, 2009.

In January and February 2010, the Company approved restructuring initiatives related to the closure of 4 facilities in the North American segment. The total expected costs for these initiatives of $21 million will be mostly expensed and disbursed in 2010 and approximately 400 employee positions will be eliminated.

Reconciliation of non-GAAP measures

($ millions)

	Combined	Predecessor	Predecessor
	Years ended December 31
	2009	2008	2007
Operating income (loss) from continuing operations - adjusted
Operating income (loss)	$64	$(462)	$(1,887)
Impairment of assets, restructuring and other charges (“IAROC”)	61	242	224
Goodwill impairment charge	—	341	1,833
Adjusted EBIT(1)	$125	$121	$170
Operating income (loss)	$64	$(462)	$(1,887)
Depreciation of property, plant and equipment(2)	175	262	311
Amortization of other assets(2)	12	19	60
Amortization of customer relationships(2)	17	—	—
Less depreciation and amortization from discontinued operations	—	(23)	(61)
Operating income (loss) before depreciation and amortization (“EBITDA”)	$268	$(204)	$(1,577)
IAROC	61	242	224
Goodwill impairment charge	—	341	1,833
Adjusted EBITDA(1)	$329	$379	$480

Figure 5

(1)   Adjusted EBIT and Adjusted EBITDA are the measures the Company has historically used to assess segment profitability. Adjusted EBITDA excludes the following items: IAROC, goodwill impairment charge, financial expenses, effective interest on preferred shares classified as liability, dividends, depreciation, amortization, reorganization expenses and income taxes, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Worldcolor’s corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)   As reported in the consolidated statements of cash flows.

Reconciliation of non-GAAP measures

($ millions)

	Successor	Predecessor
	Three months ended December 31,
	2009	2008
Operating income (loss) from continuing operations - adjusted
Operating income (loss)	$53	$(479)
Impairment of assets, restructuring and other charges (“IAROC”)	30	188
Goodwill impairment charge	—	341
Adjusted EBIT(1)	$83	$50
Operating income (loss)	$53	$(479)
Depreciation of property, plant and equipment(2)	38	63
Amortization of other assets(2)	—	5
Amortization of customer relationships(2)	11	—
Operating income (loss) before depreciation and amortization (“EBITDA”)	$102	$(411)
IAROC	30	188
Goodwill impairment charge	—	341
Adjusted EBITDA(1)	$132	$118

Figure 6

(1)   Adjusted EBIT and Adjusted EBITDA are the measures the Company has historically used to assess segment profitability. Adjusted EBITDA excludes the following items: IAROC, goodwill impairment charge, financial expenses, effective interest on preferred shares classified as liability, dividends, depreciation, amortization, reorganization expenses and income taxes, that are not under the control of the business segments and that are not considered in the measurement of their profitability. These items are typically managed by Worldcolor’s corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters. These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)   As reported in the consolidated statements of cash flows.

Reconciliation of non-GAAP measures

($ millions)

	Combined	Predecessor	Predecessor
	Years ended December 31,
	2009	2008	2007
Free cash flow (1)
Cash provided by operating activities	$217	$90	$68
Dividends on preferred shares	—	—	(18)
Additions to property, plant and equipment	(97)	(109)	(321)
Net proceeds from disposal of assets	4	25	101
Net proceeds from business disposals	—	44	—
Free cash flow	$124	$50	$(170)

Figure 7

Reconciliation of non-GAAP measures

($ millions)

	Successor	Predecessor
	Three months ended December 31,
	2009	2008
Free cash flow (1)
Cash provided by operating activities	$100	$(9)
Additions to property, plant and equipment	(22)	(30)
Net proceeds from disposal of assets	1	—
Free cash flow	$79	$(39)

Figure 8

(1)   We present free cash flow as additional information as we believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated which is available for debt repayment and investment in strategic opportunities. Free cash flow is not a calculation based on or derived from Canadian or U.S. GAAP and should not be considered as an alternative to the consolidated statement of cash flows and is unlikely to be comparable to similar measures presented by other companies.

3.       Financial position

3.1.  Consolidated balance sheet

Changes in the consolidated balance sheets for the year ended December 31, 2009 compared to December 31, 2008 are as follows:

	Successor	Predecessor
($ millions)	December 31, 2009	December 31, 2008	Change
Assets
Current assets	841	1,222	(381)
Property, plant and equipment	1,113	1,161	(48)
Intangible assets	372	—	372
Other long-term assets	156	437	(281)
Total assets	$2,482	$2,820	$(338)
Liabilities and Shareholders’ equity (deficit)
Current liabilities	482	3,990	(3,508)
Long-term debt	440	61	379
Unsecured notes to be issued	46	—	46
Other liabilities	515	246	269
Future income taxes	192	43	149
Preferred shares	98	35	63
Shareholders’ equity(deficit)	709	(1,555)	2,264
Total liabilities and shareholders’ equity (deficit)	$2,482	$2,820	$(338)

(a)  Current assets:

The decrease is mainly explained by a $169 million decrease in cash and cash equivalents in North America that was used to repay the DIP financing as well as a $132 million decrease in accounts receivable and a $58 million decrease in inventories which were both in line with the fourth quarter decline in revenues.

(b)  Property, plant and equipment:

The decrease was mainly from the depreciation expense of $175 million, partially offset by capital expenditures of $97 million and favorable foreign exchange impact of $27 million resulting from the strengthening Canadian dollar.

(c)  Intangible and other long-term assets:

A fresh start adjustment of $389 million was recorded for finite-life intangible assets representing the estimated fair value of the Company’s customer relationships and contracts. This increase is offset by amortization of $17 million. In the other long-term assets, there were fresh start adjustments to eliminate pension assets of $142 million and contract acquisition costs of $82 million and to adjust various other assets by $39 million to their fair value as of the Fresh-start Date.

(d)  Current liabilities:

As part of the Plan, the current portion of LSTC of $3.1 billion ($2.9 billion as at December 31, 2008) was discharged with the issuance of new common shares, preferred shares, warrants, unsecured notes as well as cash due of approximately $160 million. The remaining variance is explained by the $563 million decrease of current portion of long-term debt that was repaid as part of the Company’s emergence from bankruptcy.

(e)  Long-term debt:

The increase is mainly explained by the $450 million term loan obtained as part of the Plan to repay the DIP financing which was included in current liabilities as at December 31, 2008.

(f)   Unsecured notes to be issued:

New unsecured notes to be issued of $43 million were recorded as of the Fresh-Start Date.

(g)  Other liabilities:

Fresh start adjustments of $293 million were recorded to reflect the values of the unfunded pension and other postretirement benefits liabilities at the Fresh-start Date. The Company also reclassified $51 million of reserves for tax uncertainties, mainly from income and other taxes payable and long-term future income taxes, and recorded other fresh start adjustments amounting to $42 million to reduce the other liabilities to their estimated fair values as of the Fresh-start Date. These were offset by a net reclassification of $29 million in pension liabilities to LSTC at fresh start.

(h)  Future income taxes:

Projected long-term future income tax liabilities of approximately $174 million were recognized on the discharge of the LSTC. Furthermore, a $43 million future income tax asset which decreases long-term future income tax liabilities, has been recognized on fresh start adjustments made to property, plant and equipment, intangible assets, other assets and other liabilities, in addition to the reclassification of $9 million of reserves for tax uncertainties to other liabilities.

(i)   Preferred shares:

In accordance with the Plan, all the Predecessor’s preferred shares were cancelled and new preferred shares of the Successor were issued on the Effective Date and classified as compound financial instruments, with a portion classified as a liability with a value amounting to $94 million.

(j)   Shareholders’ equity (deficit):

Adopting fresh start accounting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of the Successor. The fresh start adjustments include the cancellation of the Predecessor’s capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the Successor capital stock as a result of the reorganization value over the fair value of the identifiable assets and liabilities stemming from fresh start accounting. The December 31, 2009 balance of $709 million is mainly comprised of $628 million of capital stock as well as $54 million of contributed surplus and $21 million of retained earnings for the five months period ended December 31, 2009.

3.2      Free cash flow

	Successor	Predecessor	Combined	Predecessor
Free cash flow	Three months ended December 31,		Twelve months ended December 31,
($ millions)	2009	2008	2009	2008
	$79	$(39)	$124	$50

Free cash flow is a non-GAAP measure (see Figures 7 and 8 for a reconciliation of free cash flow to cash flow from operating activities which is the closest GAAP measure). Free cash flow as reported by Worldcolor may not be comparable in all instances to free cash flow as reported by other companies.

Despite a reduction in adjusted EBITDA, free cash flow increased mostly due to higher cash inflows provided by the operating activities, largely a result of lower reorganization items and reductions in working capital. Also in 2008, the Company incurred higher contract acquisition costs and made bankruptcy related deposits. These benefits were partially offset by lower proceeds from business disposals and disposal of assets. The 2008 proceeds came mainly from the disposal of a corporate aircraft and sale of the Company’s European operations. The 2009 proceeds are mainly from the disposal of two properties.

The fourth quarter increase in free cash flow is mainly due to an increase in adjusted EBITDA and reduction in working capital.

3.3.     Credit ratings

Pursuant to our exit financing, we have obtained the following credit ratings as of February 25, 2010:

Rating Agency
	Moody’s	S&P
Corporate	B2	B+

4.                      Liquidity and capital resources

4.1.               DIP Financing

As further discussed in Section 1 of this MD&A, on July 21, 2009, immediately prior to emergence from the Insolvency Proceedings, the Company fully repaid all outstanding drawings on the DIP financing comprising $526 million on the DIP Term Loan and $61 million on the Revolving DIP Facility.

4.2.               Exit Financing

On July 21, 2009, the Company obtained exit financing comprised of (a) a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million (the “Revolving Credit Facility”) bearing interest at variable rates based on Libor or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5% and (b) a $450 million senior secured term loan (the “Term Loan”), bearing interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%, and which was fully drawn immediately following the Company’s emergence from the Insolvency Proceedings. Together, the Revolving Credit Facility and the Term Loan are referred to as the “Credit Facility”. Amounts borrowed under the Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving Credit Facility, the availability of funds is determined by a borrowing base calculated on percentages of eligible receivables and inventory. The unused portion of the Revolving Credit Facility is subject to a commitment fee of between 0.75% and 1.00% per annum. The Credit Facility is secured by a perfected first-priority security interest and hypothec over substantially all present and after-acquired consolidated assets of the Successor. As of February 25, 2010, the Company had drawn an aggregate amount of $448 million under the Credit Facility.

Worldcolor and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of February 25, 2010, the letters of credit issued under the Revolving Credit Facility amounted to $41 million, maturing at various dates through 2011 and after. These letters of credit reduce the availability under the Revolving Credit Facility. The Credit Facility matures on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, issuance of certain debt, certain extraordinary receipts and change of control. The Term Loan also has mandatory repayment requirements of $3 million in the first year after the issuance date and $33 million in each of the second and third years after the issuance date. The Company believes it will have adequate capacity to meet all mandatory repayment requirements as they become due.

The Credit Facility provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs), make capital expenditures and pension contributions, as well as for limitations on dividend payments, repurchases of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of a majority of the Credit Facility lenders. The Company has an option to prepay in whole or ratably in part the Term Loan during the first two years after issuance a premium of 1% of the nominal value of the prepaid amount is required.

The Credit Facility agreements also contain certain restrictive financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash fixed charge coverage, as defined in the agreements, as well as minimum liquidity. In addition, under the terms of the Credit Facility, Worldcolor is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring (EBITDAR). At December 31, 2009, the Company was in compliance with these financial covenants. Certain terms and conditions must be adhered to by March 31, 2010 related to cash management services. The Company expects to meet these conditions by that date. The effective interest rate on the Credit Facility is approximately 14%.

The ability of the Company to meet these financial covenants and ratios may be affected by events beyond its control. If the Company defaults under any of these requirements, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, there can be no assurance that the Company would have sufficient liquidity to repay or be able to refinance this indebtedness or any of its other debt.

The Company’s primary sources of liquidity are funds generated from operations, and as required, draws under credit facilities. At February 25,2010, the Company had not borrowed under its $350 million Revolving Credit Facility and letters of credit for $41 million have been issued under the Revolving Credit Facility as at February 25, 2010, such amount reducing the availability under the Revolving Credit facility. The Company monitors and manages liquidity by preparing and updating annual budgets as well as maintaining compliance with terms of financing agreements.

Management believes that liquidity and capital resources are sufficient to fund ongoing operations.

4.3.               Unsecured Notes to be issued

The Company expects to issue $43 million of unsecured notes (“Unsecured Notes” or the “Notes”) bearing cash interest at a rate of 10% per annum or paid-in-kind (“PIK”) interest at a rate of 13% per annum and maturing on July 15, 2013. As at December 31, 2009, the total amount accrued for both principal and interest is $46 million. The Notes are to be issued to creditors of certain of the U.S. Subsidiaries holding general unsecured claims against such U.S. Subsidiaries (categorized as Class 3 claims under the U.S. Plan) once all claims are legally resolved in the U.S. Bankruptcy Court. Each such creditor will receive Unsecured Notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of Unsecured Notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the Unsecured Notes. Management estimates that the allowed amount of Class 3 claims will be approximately $86 million, which would result in the issuance and distribution of $43 million of Unsecured Notes. However, it is not possible at this time to evaluate the final amount of Class 3 claims that will ultimately be allowed by the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted (Note 1), and therefore the Unsecured Notes issued could reach the maximum aggregate principal amount of $75 million. The Unsecured Notes indenture provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, and make investments, dispose of some of their assets, as well as for limitations on dividend payments and repurchases of equity. The Company does not expect these restrictions to impede its ability to conduct operations. However should it require additional flexibility, it may redeem all or a portion of the Notes, with all accrued and unpaid interest thereon, at any time on or after July 21, 2010 at redemption prices of 105% in the second year after issuance date, 103% in the third year and 101% in the fourth year. The Company’s option to redeem is contingent on the prior repayment of specified amounts due under the Credit Facility and proportionate repayment of the Class A Convertible Preferred Shares under the restated Articles of Incorporation of the Company. For the five-month period ended December 31, 2009, the effective interest rate on the unsecured notes to be issued was 13% and the Company recorded PIK interest expense of $3 million.

4.4.               Cash Flow

The following describes our cash flow including the discontinued operations for the years ended December 31, 2009 and 2008.

Operating activities

	Successor	Predecessor	Combined	Predecessor
Cash provided by (used in) operating activities	Three months ended December 31,		Twelve months ended December 31,
($ millions)	2009	2008	2009	2008
	$100	$(9)	$217	$90

The 2009 increase is largely a result of reductions in working capital and lower reorganization items that were partially offset by a lower adjusted EBITDA. For the fourth quarter, the increase is mainly due to the increase in adjusted EBITDA, lower reorganization items and working capital reductions. In 2008, the Company incurred higher contract acquisition costs and made bankruptcy related deposits that negatively impacted 2008 and fourth quarter 2008, cash provided by operating activities.

Financing activities

	Successor	Predecessor	Combined	Predecessor
Cash provided by (used in) financing activities	Three months ended December 31,		Twelve months ended December 31,
($ millions)	2009	2008	2009	2008
	$(91)	$11	$(327)	$161

In the fourth quarter of 2009, the Company repaid all of its drawings under the Revolving Credit Facility.

In the third quarter of 2009, the Company obtained $800 million in exit financing, on which it initially drew $463 million, net of issuance costs, that was used to repay $587 million outstanding on the DIP facilities. The Company entered into a 3-year lease agreement for the purchase of equipment for its U.S. operations and a 2-year lease agreement for the purchase of new equipment for its Latin American operations. Both leases are considered non-cash transactions for cash flow purposes. As at December 31, 2009, the Company had an obligation of $7 million remaining on these leases. The Company also made cash payments of $100 million in satisfaction of certain claims to holders of the Predecessor’s senior secured debt.

In the third quarter of 2009, the Company issued 12.5 million preferred shares, 73.3 million new common shares, 10.7 million Series I warrants and 10.7 million Series II warrants, and agreed to issue approximately $43 million in Unsecured Notes, to its creditors in accordance with the terms of the Plan. These transactions are non-cash transactions for cash flow purposes.

In the first quarter of 2009, the Company entered into a 5-year lease agreement for the purchase of new equipment for its Latin American operations, which is a non-cash transaction for cash flow purposes. As at December 31, 2009, the Company had an obligation of $5 million remaining on the lease.

In the first quarter of 2008, QWI received the DIP Term Loan proceeds of $557 million, net of issuance costs, and repaid its North American securitization program for $413 million, which was terminated as a result of the Insolvency Proceedings. On June 30, 2008, QWI repaid $75 million on its DIP Term Loan, using proceeds from the sale of its European operations.

Investing activities

	Successor	Predecessor	Combined	Predecessor
Cash provided by (used in) investing activities	Three months ended December 31,		Twelve months ended December 31,
($ millions)	2009	2008	2009	2008
	$(25)	$(22)	$(59)	$(87)

Additions to property, plant and equipment

In the fourth quarter of 2009, the Company invested $22 million in capital projects, compared to $30 million during the same period in 2008. On a year-to-date basis, $97 million has been invested in capital projects in 2009, compared to $109 million in 2008. Of that amount, approximately 71% was for organic growth, defined as expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of our existing structure. In 2008, the organic growth spending amounted to approximately 58%.

Restricted Cash

As at December 31, 2009, the Company’s wholly-owned captive insurance company had pledged $51 million ($57 million as at December 31, 2008) of cash collateral for standby letters of credit issued and in trust in favor of a third party insurer for future estimated claims relating to U.S. Workers’ Compensation. The standby letters of credit and corresponding pledge agreements are renewable annually. The cash pledged against the letters of credit is intended for future use and is presented as restricted cash under long-term assets in the Company’s consolidated balance sheet.

During the fourth quarter of 2009, the Successor provided $3 million in cash collateral with the lenders of its Revolving Credit Facility to maintain dominion over its Canadian bank accounts.

During the first quarter of 2008, the Predecessor provided CA$20 million in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services. This cash collateral balance has since been reduced to CA$10 million.

During the first quarter of 2008, the Company set up a cash collateral account in order to use secured pre-petition QW Memphis Corp. inventories. The balance of this account was $33 million as at the Effective Date and became unrestricted pursuant to the terms of the Plan.

Proceeds from disposal of assets

During 2009, proceeds on disposal of assets amounted to $4 million compared to $25 million in 2008. The 2008 proceeds came mainly from the disposal of a corporate aircraft. The 2009 proceeds are mainly from the disposal of two properties in North America.

Sale of European operations

On June 26, 2008, the Predecessor sold its European operations to a subsidiary of Hombergh Holdings B.V. (which has since become Circle Printers Holding B.V.). The total consideration for the Predecessor was €52 million ($82 million) in cash and a €22 million five-year note bearing interest at 7% per year and is carried in other assets at its fair value of €18 million ($27 million) as at December 31, 2009. The net cash proceeds were mainly used by the Company to repay the DIP Term Loan.

5.                      Critical accounting estimates, changes in accounting standards and adoption of new accounting policies

5.1.               Critical accounting estimates

The rules of Canadian securities regulatory authorities define critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a Company’s financial condition or results of operations.

As disclosed in Note 2(b), the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

The critical accounting estimates which affect the consolidated statements of income and consolidated balance sheets line items are summarized below:

Fresh-start balance sheet

In addition, the adoption of fresh start accounting resulted in the revaluation of all of our assets and liabilities at the Fresh-start Date. Estimates of fair value are based on independent appraisals and valuations which were completed as of the date of issuance of our Consolidated Financial Statements. To determine the enterprise value of the Successor, management developed a set of financial projections for the Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) selected publicly-traded companies’ analysis, (b) selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimated that the going concern enterprise value of the Successor, at the Fresh-start Date, was in a range of $1.25 billion to $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in management’s projections, as well as the realization of certain other assumptions. For the valuation of individual assets and liabilities, management has estimated the fair value using prices for similar assets and liabilities in the market place (market approach) or discounted future cash flows (income approach). The fair values of preferred shares, warrants and embedded derivatives were determined using valuation models for such instruments. For the valuation of unsecured notes to be issued, see Note 20. All estimates, assumptions, valuations, appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value, are inherently subject to significant uncertainties outside of management’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially. Actual results could differ from those estimates, as further explained in Note 1.

Impairment of Long-Lived Assets

Assessing the impairment of long-lived assets (consisting of property, plant and equipment, intangible assets and contract acquisition costs) requires the Company to make important estimates and assumptions, including, but not limited to, the expected futures cash flows that the assets will generate, how the assets will be used based on the strategic direction, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the current economic climate on customer demand and selling prices, the cost of production and the limited activity on secondary markets for our assets and on the cost of capital. Given the current economic climate, there is a significant risk that customer demand and pricing will be lower than expected. Although we believe our estimates of undiscounted future cash flows, for impairment testing purposes, and fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates, particularly given the deterioration in the global economy, and actual results may trigger additional asset impairment charges in the future.

The Company recorded a total impairment charge of $3 million in the year ended December 31, 2009 based on the results of the above tests ($183 million total impairment charge was recorded in 2008). Although management concluded that at December 31, 2009 no further impairment charges were required other than those discussed above, the Company continues to monitor groups of assets to identify any new events or changes in circumstances that could indicate that their carrying values are not recoverable, particularly in light of an expected decline in profitability that may result with a continued deterioration in the global economy. In the event that such a situation is identified or that actual results differ from management’s estimates, an additional impairment charge could be necessary.

Pension and Other Postretirement Benefits

	Pension Benefits				Postretirement Benefits
	Successor	Predecessor			Successor	Predecessor
	December 31,	July 31,	Year ended December 31,		December 31,	July 31,	Year ended December 31,
	2009	2009	2008	2007	2009	2009	2008	2007

Accrued benefit obligations assumptions:
Discount rate	5.7%	5.8%	7.4%	6.0%	5.7%	5.8%	7.4%	6.2%
Rate of compensation increase	3.4%	3.4%	3.5%	3.4%	—	—	—	—

Benefit costs assumptions:
Discount rate	5.8%	7.4%	6.0%	5.6%	5.8%	7.4%	6.2%	5.8%
Expected return on plan assets	7.1%	7.1%	7.5%	7.5%	—	—	—	—
Rate of compensation increase	3.4%	3.4%	3.4%	3.4%	—	—	—	—

Figure 9

The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company’s various pension plans were performed during the last three years or more frequently where required by law. Plan assets are measured at fair value and consist of equity securities, corporate and government fixed income securities and cash or cash equivalents. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase (Figure 8) and the health care cost trend rate.

The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality (AA) corporate bond yields and matched-funding yield curve analysis as of the measurement date.

As part of fresh start accounting, the Company changed the method of calculating the expected return on plan assets from market-related value to fair value. The Company also changed its measurement date to measure the defined benefit plan assets and the projected benefit obligation from September 30 to December 31.

The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward-looking views of the financial markets. The targeted asset allocation of the plans is approximately 62% for equity and 35% for fixed income securities, and 3% for other type of investments.

The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

The unfunded status of all pension plans of $318 million was based on a measurement date of December 31, 2009.

Changes in market conditions may affect the fair value of plan assets, the expected return on plan assets, as well as the discount rate used in calculations for future periods, which would result in a change in the amount of benefit obligation, impacting the periodic benefit costs and the unfunded status of the pension plans. As a result, amounts relating to these items above could be materially different if further changes in market conditions occur.

The Company believes that the assumptions are reasonable based on information currently available; however, in the event that actual outcome differs from management’s estimates, the provision for pension and postretirement benefit expenses and obligations may be adjusted.

The Company also participates in multi-employer pension plans in the United Sates and Canada. Following the recent decline in the global equity markets, the financial condition of these plans has been negatively affected. The Company has received notice that certain plans in which it participates are in “critical status”, as defined in Section 432 of the U.S. Internal Revenue Code of 1986, as amended. As a result, the Company may be subject to increased contribution rates associated with these plans or other multi-employer pension plans suffering from declines in the funding levels. Furthermore, should the company undergo a complete or partial withdrawal from any of its plans, it would be subject to a withdrawal liability under applicable law. Any actual liability to which Worldcolor may be exposed which may be significant to our operations depends on the timing and extent of Worldcolor’s withdrawal and the financial condition of the plans at that time. These plans are accounted for as defined contribution plans. If in the future, the Company withdraws from multi-employer plans, additional liabilities would need to be recorded. The liabilities are only recorded in the period the withdrawal is made.

Healthcare Costs

The Company provides healthcare benefits to employees in North America and actively manages its health care spending with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Healthcare costs and liabilities are estimated with the assistance of actuaries. Healthcare costs continued to increase in 2009, consistent with the national trend. Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year’s liability. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease

Effect on benefit obligation	$5	$(4)
Effect on service and interest costs	—	—

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness and historical collection experience. In addition, the Company maintains an allowance to cover a fixed percentage of all accounts for customers who have filed for bankruptcy protection under Chapter 11 or CCAA and other critical accounts. These accounts may take several years to reach settlement. The allowance is reassessed on a quarterly basis.

Global economic conditions affect our customer businesses and the markets in which they serve. The recent unprecedented credit crisis and global economic weakness has resulted in constrained advertising spending and in certain cases, customer financial difficulties in North America which could hinder the Company’s ability to collect amounts owed by customers. This credit exposure will increase with a continued lack of liquidity in the capital markets on a sustained period of difficult economic conditions. This increase in exposure could result in increases in the Company’s allowance for doubtful accounts.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements. In determining its provision for income taxes, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. Income tax assets and liabilities, both current and future, are measured according to enacted income tax legislation that is expected to apply when the asset is realized or the liability is settled. The Company regularly reviews the recognized and unrecognized future income tax assets to determine if a valuation allowance is required or needs to be adjusted. The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates, assumptions and judgments in assessing the potential for future recoverability, while at the same time considering past experience. If these estimates, assumptions or judgments change in the future, the Company could be required to reduce or increase the value of the future income tax assets or liabilities resulting in income tax expense or recovery. The Company’s tax legislation interpretations could differ from those of tax authorities and our tax filings are subject to government audits, which could materially change the amount of both current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense.

In addition, the Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

Worker’s Compensation

U.S. workers’ compensation claims tend to be relatively low in value on a case-by-case basis, and the Company self-insures against the majority of such claims. The liability provision of such self-insurance is estimated based on reserves for claims that are established by an independent administrator and the provision is adjusted annually to reflect the estimated future development of the claims using Company specific factors provided by its actuaries. The adjustment is recorded in income or expense.

While the Company believes that the assumptions used are appropriate, in the event that actual outcome differs from management’s estimates, the provision for U.S. workers’ compensation costs may need to be adjusted.

The Company also maintains third-party insurance coverage against U.S. workers’ compensation claims which could be unusually large in nature as discussed in our Annual Information Form for the year ended December 31, 2009 section “Risks factors”.

Goodwill

Goodwill is tested for impairment annually for all of the Company’s reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statements of income (loss).

Based on the results of the 2008 impairment test performed as of December 31, 2008, the Company recorded a goodwill impairment charge of $341 million in 2008. Subsequent to this impairment charge, there is no remaining goodwill in the Company’s Consolidated Balance Sheet as at December 31, 2008 and December 31, 2009.

5.2.               Changes in accounting standards and adoption of new accounting policies

Adoption of new accounting policies

(1) Accounting policies applicable to the Predecessor while under creditor protection

QWI’s financial statements during the Insolvency Proceedings were prepared using the accounting policies as applied by QWI prior to the Insolvency Proceedings and are generally consistent with the policies of the Successor described above, except as specifically identified. While the Applicants filed for and were granted creditor protection, these financial statements continued to be prepared using the going concern concept, which assumed that the Predecessor would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As a result of the Insolvency Proceedings, the Predecessor followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, QWI applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”), which is now codified as FASB ASC 852 “Reorganizations”. While ASC 852 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, ASC 852 did not change the manner in which financial statements were prepared. However, ASC 852 does require that the financial statements for periods ending subsequent to the Filing Date, and prior to the Effective Date, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 3). Cash flows related to reorganization items have also been disclosed separately.

The consolidated balance sheet of the Predecessor distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that were not subject to compromise and from post-filing liabilities (Note 4). ASC 852 has been applied effective January 21, 2008 and for subsequent reporting periods until the Fresh-start Date.

(2) Accounting policies applicable to the Successor after Fresh-start Date

At the Fresh-start Date, the Successor adopted the accounting policies that are further described in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2009. These policies are substantially consistent with the policies followed by the Predecessor except for the following:

(i) Amortization policy for intangible assets as a result of customer contracts and relationships recorded at the Fresh-start Date;

(ii) Change in the measurement date of the funded status of the Company’s pension plans and post-retirement plans to December 31 from September 30. In addition,  the Successor changed the method of calculating the expected return on plan assets from market-related values to fair value.

(iii) The use of the FIN 48 model to account for tax uncertainties as described in Note 2(m) to our consolidated financial statements.

(3) Functional and reporting currency

As a result of the reorganization of its capital structure and changes in economic facts and circumstances upon emergence, the Company reassessed the functional currency of its operations. At the Fresh-start Date, the Company adopted the U.S. dollar as its functional currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in U.S. dollars. Prior to that date, the Predecessor had a Canadian dollar functional currency. The Predecessor and the Successor both use the US dollar as its reporting currency.

(4) Financial instruments

The Company has adopted CICA Section 3862, “Financial Instruments—Disclosures”, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a “fair value hierarchy” for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements.

(5) Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, “Credit Risk and Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company takes into consideration such credit risks in determining the fair value of its financial assets and financial liabilities. This change did not have any impact on the Company’s financial statements in 2009.

(6) Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”. The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards (“IFRS”). This standard is effective for the Company for the first quarter of 2009. The adoption of this new section had no impact on the Company’s financial statements.

(7) Pension plans

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB ASC 715-20, “Defined Benefit Plans—General”. ASC 715-20 requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. ASC 715-20 is effective for fiscal years ending after December 15, 2009 and the Company adopted this standard for Canadian GAAP disclosure.

Future changes in accounting standards

(i) Adoption of US GAAP

Effective January 1, 2011, the Company expects to adopt US GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements will be restated in accordance with US GAAP. Note 33 — Significant Differences between Generally Accepted Accounting Principles in Canada and the United States provides an explanation and reconciliation of differences between US and Canadian GAAP.

The Company intends to adopt US GAAP to enhance its communication with its shareholders and improve comparability of financial information with its competitors and peer group.

(ii) Business Combinations, consolidated financial statements and non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 — Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements, and apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

(iii) Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, “Multiple Deliverable Revenue Arrangements”, replacing EIC 142, “Revenue Arrangements with Multiple Deliverables”. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with FASB Statement of Position (SOP) 97-2, “Software Revenue Recognition” as amended by Accounting Standards Update (ASU) 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

6.                      Off-balance sheet arrangements, derivative financial instruments and other disclosures

6.1.               Risk arising from financial instruments

We use derivative financial instruments to manage our exposure to fluctuations in commodity prices and foreign exchange rates. We do not hold or use any derivative instruments for speculative purposes and we adhere to a financial risk management policy.

Foreign exchange risk

The Company has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have a material effect on its consolidated results of operations, financial position or cash flow.

The Company is exposed to foreign exchange risk primarily as a result of revenues and expenses denominated in US dollars in its Canadian operations and revenues and expenses denominated in CA dollars in the US functional currency operations of the Company.

Monetary balances denominated in foreign currencies as at December 31, 2009 and 2008 were as follows:

	2009		2008
	US $	CA $	US $	CA $

Net cash, cash equivalents and bank indebtedness	1	10	1	—
Accounts receivable	14	—	17	—
Trade payables and accrued liabilities	1	1	5	—
Debt	—	—	566	—

With regards to the CA denominated monetary balances in Canadian head office or US denominated monetary balances in Canadian operations, assuming all other variables remain constant, a 5% strengthening of the US dollar over the CA dollar would not have a material effect on net income (loss).

The Company periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at December 31, 2009 covered a notional quantity of $17 million in Canada and expire, between January 2010 and July 2010. The net monetary items denominated in foreign currencies are not significant.

Commodity risk

The Company is exposed to financial risk related to fluctuations in natural gas prices. The Company manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts.

Contracts outstanding at December 31, 2009 covered a notional quantity of 327,000 gigajoules in Canada and 2,114,000 MMBTU in the United States and expire between January 2010 and December 2010.

In regards to commodity swap agreements in place, assuming all other variables remain constant, a $1 increase or decrease in the price of natural gas would not have a material impact on net income (loss) and other comprehensive income (loss).

The Company is also exposed to a financial risk related to fluctuations in paper and ink prices. To reduce this risk, the contracts with its largest customers generally include price adjustment clauses based on the costs of paper and ink.

Interest rate risk

The Company is exposed to interest rate fluctuations as a result of its long-term debt. The floating rate portion of its long-term debt represents approximately 87% of the total. However, the interest rate on this debt is subject to a LIBOR floor of 3% and will not begin to fluctuate until LIBOR exceeds that percentage. As at December 31, 2009, LIBOR was significantly lower than the floor of 3%. Therefore, a 1% fluctuation in LIBOR would not result in any change to the interest rate applicable to long-term debt.

Following the commencement of the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting was carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

Thereafter, from time to time, we entered into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. In addition, we entered into foreign exchange forward contracts to manage our exposure to change in the currency exchange rate between the Canadian and the US dollar on the settlement of foreign denominated sales and related receivables. During the seven-month period ended July 31, 2009, the Company reclassified a net gain of $1 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period but for which the anticipated transaction was still probable of occurring.

For the year ended December 31, 2008, the Company reclassified a net gain of $8 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period. A net gain of $34 million was recorded during the year (a net loss of $76 million in 2007) on derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts of which $11 million is presented as Reorganization items.

After the Fresh-start Date, there are no more gains or losses associated with derivative contracts that were previously recognized in other comprehensive income.

Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable, deposits bank indebtedness, trade payables and accrued liabilities, and amounts owing in satisfaction of bankruptcy claims, approximate their fair values because of the short-term nature of these items. The carrying value of restricted cash approximates its fair value.

The following table summarizes the book value and fair value at December 31, 2009 and 2008 of those financial instruments having a fair value different from their book value. The fair values of the financial assets and liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity, adjusted to take into account specific characteristics of the instrument.

	2009		2008
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:
Long-term receivables (1)	$39	39	$70	65
Financial liabilities:
Long-term debt (1)	$460	$507	$644	$615
Redeemable First Preferred Shares - Series 5	—	—	35	—
Class A Convertible Preferred Shares (2)	103	113	—	—

(1) Includes current portion.

(2) Includes current portion of $5 million recorded in accrued liabilities.

The carrying amounts of derivative financial instruments are equal to their fair value.

Off-balance sheet arrangements

Other than lease commitments (see section 6.2), the Company has no significant off-balance sheet arrangements.

6.2.     Contractual obligations

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 and in connection with the emergence from the bankruptcy protection, the Company secured on July 21, 2009 an $800 million exit financing facility. Management believes that with the implementation of the Plan and the availability of the Credit Facility, the Company will be able to meet its financial obligations for the foreseeable future. The credit facility agreement contains certain restrictive financial and other covenants (Note 19).

The following table sets forth the Company’s contractual cash obligations for the items described therein as at December 31, 2009.

Financial Cash Obligations

($ millions)

	2010	2011	2012	2013	2014	2015 and thereafter	Total

Credit Facility(1)	2	41	406	—	—	—	449
Unsecured notes to be issued	—	—	—	46	—	—	46
Other long term debt	4	1	1	1	—	—	7
Capital leases	14	15	14	13	13	1	70
Interest payments on other long-term debt and capital leases (2)	6	5	3	1	1	—	16
Interest payments on Credit Facility (2)	40	39	23	—	—	—	102
Operating leases	46	33	29	25	19	79	231
Capital asset purchase commitments	23	5	—	—	—	—	28
Dividend on Preferred shares	5	—	—	—	—	—	5
Preferred shares (3)	—	—	—	—	—	—	—
Total contractual cash obligations	140	139	476	86	33	80	954

Figure 10

(1)          Assumes mandatory repayments and no exercise of the prepayment option by the Company and no repayment under the mandatory excess cash flow repayment clause.

(2)          Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, assuming no repayment under the mandatory excess cashflow repayment clause, and using the outstanding balance as at December 31, 2009.

(3)          Assumes no exercise of the prepayment option by the Company. In the event the holders exercise their conversion option, there would be no cash outflows for the portion converted.

The table above does not include any amounts for expected pension contribution in the future (Note 30) or payments for tax uncertainties recorded in accordance with accounting guidance on uncertainties in income taxes (Note 9).

During 2009, contributions to Company’s pension plans totaled $21 million ($39 million in 2008), which were in accordance with the minimum required contributions as determined by the Company’s actuaries.

The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future.

6.3.     Share capitalization

In accordance with the Plan, the Predecessor’s then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration, on the Effective Date, in accordance with the Articles of Reorganization that were filed as one of the steps to implement the Plan. In addition, the Company’s outstanding stock options were cancelled and all stock-based compensation plans were terminated on July 21, 2009.

Pursuant to the Plan, the following new equities have been issued.

Outstanding share data

Outstanding Share Data

($ in millions and shares in thousands)

	February 25, 2010
	Issued and
	outstanding	Book value
Common Shares	73,285	$534
Preferred Shares, Class A	12,500	101
Warrants, Series I	10,723	57
Warrants, Series II	10,723	37

Figure 11

New capital stock

(a) Common Shares

The Company is authorized to issue an unlimited number of Common Shares and, as of the Effective Date, 73,285,000 Common Shares were issued in escrow to Computershare Trust Company of Canada, as escrow agent (“the Escrow Agent”).

(b) Warrants

On the Effective Date, 10,723,019 Series I warrants and 10,723,019 Series II warrants (collectively, the “Warrants”), were issued in escrow to the Escrow Agent. The Warrants are exercisable for an equal number of Common Shares subject to the volume-weighted average trading price, during a 30-day period, of the Common Shares being greater than or equal to $13.00 for Series I and greater than or equal to $16.30 for Series II, at an exercise price of $0.01. The Warrants expire on July 20, 2014. These Warrants are considered equity instruments and have been classified as capital stock. They were measured at inception at their estimated fair value.

(c) Preferred Shares

The Company is authorized to issue a maximum of 12,500,000 Class A convertible preferred shares (the “Preferred Shares”). On the Effective Date, the Company issued in escrow to the Escrow Agent, 12,500,000 Preferred Shares with a nominal value of $100 million. Fixed preferential cumulative cash dividends accrue on the Preferred Shares at a basic rate of 10% per annum payable quarterly. The applicable dividend rate on the Preferred Shares escalates based on certain triggering events up to a maximum rate of 19% per annum, the most significant of which is a 5% increase to an annualized dividend rate of 15% upon non-payment of the cash dividends in any given quarter, with the rate reverting to 10% per annum once the Company pays in full its next quarterly dividend on the Preferred Shares as well as all accrued and unpaid dividends. The Preferred Shares (including any cumulative unpaid dividends) may be converted at any time at the option of the holder (i) during the first five years following the Effective Date, on a one-for-one basis (subject to certain adjustments) into Common Shares based upon a Common Share price of $8.00 per share and (ii) after the fifth anniversary of the Effective Date, into a variable number of Common Shares based upon the weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) during a 60-day reference period (subject to certain adjustments). The Preferred Shares are redeemable at any time at the option of the Company, subject to a holder’s right during the five years after issuance to convert its Preferred Shares into Common Shares at the applicable ratio instead of having such shares being redeemed. In addition, subject to applicable law and restrictions in the Company’s Credit Facility, the Company is required either to (i) make mandatory quarterly redemptions of Preferred Shares with any excess cash as permitted under the Credit Facility proportionate to repurchases of Unsecured Notes (Note 20) or (ii) permanently increase the dividend rate applicable to the Preferred Shares by 2% per annum. The redemption and liquidation price of the Preferred Shares is $8.00 per share plus all accrued and unpaid dividends (subject to certain adjustments). The Company’s option to redeem is also contingent on the prior repayment of specified amounts under the Credit Facility. There is no fixed maturity date for the Preferred Shares. Holders of the Preferred Shares are generally entitled to vote on all shareholder matters with holders of the Common Shares on an “as converted” basis and are entitled to elect up to two additional Board members upon the occurrence of certain triggering events. At inception, the Preferred Shares were classified as compound financial instruments, with a portion of the Preferred Shares classified as a liability with a value amounting to $94 million and a conversion option recorded as contributed surplus with a value of $54 million. Subsequently, the debt portion is accounted for using the effective interest method. The effective interest rate on the Preferred Shares is approximately 16% and resulted in interest expense of $8 million for the 5 months ended December 31, 2009. As at December 31, 2009, the dividends in arrears on the Preferred Shares were $7 million, of which $5 million were paid on February 5, 2010, and were included in accrued liabilities.

As of December 31, 2009, 65,044,123 Common Shares, all Preferred Shares and 6,052,303 Series I warrants and 6,052,303 Series II warrants were released from escrow. On February 17, 2010, an additional 186,568 Common Shares, 105,727 Series I warrants and 105,727 Series II warrants were released from escrow. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once claims are resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to Worldcolor.

Shareholder Rights Plan

On August 20, 2009, the Company adopted a shareholder rights plan (the “Original Rights Plan”) to encourage the fair treatment of shareholders in a takeover offer for the Company. The Original Rights Plan, in effect, allowed holders of Common Shares to purchase additional common shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 20% or more of the shares of the Company in a transaction that was not a permitted bid under the Original Rights Plan. The rights under the Original Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Original Rights Plan were not triggered by purchases of shares made pursuant to a take-over bid made to all shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Original Rights Plan.

On February 19, 2010, the Company enacted a new shareholder rights plan (the “Rights Plan”) to replace the Original Rights Plan which terminated in accordance with its terms on February 20, 2010. The Rights Plan is designed to encourage the fair treatment of shareholders in a takeover offer for the Company and to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. All outstanding rights issued thereunder shall terminate if the Rights Plan is not confirmed by a majority of shareholders at a special meeting of the Company to be held within six months of its adoption. The Rights Plan, in effect, allows holders of Common Shares and Preferred Shares (collectively, the “Voting Shares”) to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 15% or more of the outstanding common shares or of the outstanding Voting Shares of the Company in a transaction that is not a permitted bid under the Rights Plan. The rights under the Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Rights Plan are not triggered by purchases of shares made pursuant to a take-over bid that is made to all shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Rights Plan.

The proposed acquisition of the Company by Quad/Graphics, Inc. (See Section 8) constitutes an exempt transaction under the Rights Plan and so will not trigger the Rights Plan.

6.4.     Related party transactions

Predecessor

Before the emergence from Insolvency Proceedings, Quebecor Inc. (“Quebecor”), directly and through a wholly-owned subsidiary, held 75% of the outstanding voting interests in QWI. Quebecor had the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. However, the Court exempted QWI from the requirement to hold an annual meeting of shareholders until such time as QWI emerged from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to QWI’s organizational documents required Court approval. Consequently, even though Quebecor held 75% of QWI’s outstanding voting interests, it was unlikely that Quebecor would be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of QWI.

In addition, subsequent to the resignation of four Quebecor Inc. Directors from the Board of Directors of QWI on December 17, 2008, Quebecor no longer had significant influence over the affairs of QWI and therefore was no longer a related party as defined under GAAP. Accordingly all transactions between Quebecor and QWI subsequent to that event were considered third party transactions.

Prior to that event, QWI entered into the following transactions, which were concluded and accounted for at the exchange amount with the majority shareholder and its subsidiaries:

	Predecessor
As of December 31,	2008	2007
Companies then under common control:
Revenues	$42	$56
Selling, general and administrative expenses	20	25
Management fees billed by Quebecor Inc.	—	5

During the financial year ended December 31, 2008, QWI did business with Quebecor Inc. and its subsidiaries (the “Quebecor Group”). The Company is currently involved in certain disputes with Quebecor Media Inc., a subsidiary of Quebecor, and certain other companies within the Quebecor group, regarding certain transactions that occurred in 2008 and prior years.

On October 1, 2008, as part of the review of contracts the Company repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered into during October of 2007 for the printing of directories, representing a maximum of $12 million of purchases per year.

As part of the Canadian claims procedure described in Note 1, QWI has received claims from the Quebecor Group, including a claim related to the repudiation indicated above. These claims were analyzed as part of the claims process described in Note 1.

During the second quarter of 2008, QWI acquired all rights, title and interest to an aircraft previously leased by QWI from a third party and subsequently sold it to a wholly-owned subsidiary of Quebecor Media Inc. The transaction was concluded based on two independent appraisals; QWI received a cash consideration of $20 million, resulting in a gain on disposal of $10 million recorded in selling general and administrative expenses.

In October 2007, QWI sold its participation in Nurun Inc. to Quebecor Media Inc., both companies then under common control, for a cash consideration of CA$2 million ($2 million), resulting in a gain of CA$1 million ($1 million).

In October 2007, QWI sold a property to a company then under common control, Quebecor Media Inc., for consideration of CA$63 million ($64 million). Simultaneously, QWI entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$44 million ($45 million) on the date of the transactions and QWI assumed a net balance of sale, including interest, of CA$7 million ($7 million) receivable in 2013. The disposal of the property generated a gain of CA$4 million ($4 million), which was written off as part of Fresh Start adjustment.

In June 2007, a real estate property was sold to a shareholder of Quebecor for $1 million, established based on an independent estimate, resulting in a gain on disposal of $1 million which is included in selling, general and administrative expenses.

Successor

There were no related party transactions in the Successor.

7.       Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions)

	Successor	Combined	Predecessor
	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Consolidated Results
Operating revenues	$848	$770	$702	$752	$1,033	$994	$976	$1,014
Adjusted EBITDA	132	103	58	36	118	94	93	74
Adjusted EBIT	83	52	5	(15)	50	34	28	9
IAROC	30	12	4	15	188	7	11	36
Goodwill impairment charge	—	—	—	—	341	—	—	—
Operating income (loss)	53	39	2	(30)	(479)	27	17	(27)
Operating margin	6.3%	5.1%	0.3%	(4.0)%	(46.4)%	2.7%	1.7%	(2.7)%
Adjusted EBITDA margin	15.6%	13.4%	8.3%	4.8%	11.4%	9.5%	9.5%	7.3%
Adjusted EBIT margin	9.8%	6.8%	0.7%	(2.0)%	4.8%	3.4%	2.9%	0.9%
Net income (loss) from continuing operations	$18	$13	$(59)	$(126)	$(654)	$(64)	$(78)	$(148)
Net income (loss)	18	13	(59)	(126)	(654)	(64)	(751)	(190)

Per Share Data
Earnings (loss) per share
Basic and diluted	0.25	**	(0.31)	(0.64)	(3.26)	(0.35)	(4.05)	(1.32)

Figure 12

IAROC: Impairment of assets, restructuring and other charges

Adjusted EBITDA and EBIT: Defined as before IAROC and goodwill impairment charge

** : For the Successor’s two-month period ended September 30, 2009, the basic and diluted earnings per share were $0.04 and $0.03 respectively.

For the Predecessor’s one-month period ended July 31, 2009, the basic and diluted earnings per share were $0.05.

Adjusted EBITDA trend

Adjusted EBITDA for the fourth quarter of 2009 was higher than for the same period in 2008 mainly due to the cost reduction plan, continuous improvement projects and technology, restructuring initiatives and lower utility rates that offset the volume decline.

In all four quarters of 2008 and 2009, we continued to face challenging market conditions, resulting in significant decreased volume in most of our markets and, to a lesser extent, price erosion. The cost reduction plan, continuous improvement projects as well as technology and restructuring initiatives, largely in North America and the corporate office, were designed to help reverse this negative trend (see “Industry trends and outlook” section for more details). The various measures implemented by the Company have generated positive results as indicated by the year-over-year improvement in EBITDA and EBITDA margin in each of the last two quarters.

Seasonal impact

Operating revenues generated by Worldcolor are seasonal with, historically, a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the operating revenue trend (Figure 12). However, in 2008, operating revenues were not materially greater in the second half of the year, as the economic downturn was more severe during this part of the year, leading to volume reductions in most of our markets.

IAROC impact

Significant IAROC have resulted from our focus on profit improvement and retooling activities that have involved reductions in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions, relocating sales and administrative offices into plants, rationalization of management structure and integration of business units with common activities to facilitate synergies. This determined focus on profit improvement has reduced our long-term cost structure and has improved efficiencies across our North American platform.

8.       Subsequent events

On January 25, 2010, the Company and Quad/Graphics, Inc. entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics, Inc. as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010. Under the terms of the agreement, upon completion of the transaction, the Company’s shareholders will receive approximately 40 percent of the outstanding common stock of Quad/Graphics, Inc. and shareholders of Quad/Graphics Inc. will hold approximately 60 percent of the outstanding common stock of Quad/Graphics, Inc.  Quad/Graphics, Inc. will also provide at least $93 million to fund the purchase of any Warrants not converted to Common Shares at closing, to fund redemptions of or payments due on any other equity securities not converted to Common Shares at closing and to pay any permitted dividends on the Company’s stock prior to the closing. If less than $93 million is needed to make such purchases, redemptions and payments, the remainder will be distributed to the Company’s Common Shareholders in cash. The completion of the transaction is subject to customary closing conditions, including among other things, shareholder approvals and regulatory approvals.

Quad/Graphics, Inc. and the Company each have agreed not to solicit any alternative acquisition proposals, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The arrangement agreement also provides for the payment of a $40 million termination fee to either party or the reimbursement for up to $20 million out-of-pocket expenses of the other party relating to the transaction if the agreement is terminated under certain circumstances.

As a result of this agreement, the Company is expected to pay, amongst other costs, retention and transaction bonuses of $10 million to certain of its employees. Also, the total stock compensation costs related to unvested awards not yet recognized ($5 million as of December 31, 2009) would be recognized as of the closing date. The agreement contemplates the refinancing of the Company’s existing debt outstanding and unsecured notes to be issued which will result in a charge for the write-off of the related deferred debt financing costs. As of December 31, 2009, the deferred debt financing costs were $67 million. As part of refinancing the Company’s existing debt outstanding, the Company would incur a 1% prepayment penalty on the term loan and revolving credit facility of approximately $8 million.

9.       Controls and procedures

9.1.     Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed in reports filed or submitted under the Canadian and U.S. securities rules and forms, is (1) recorded, processed, summarized and reported within the time periods specified in the Canadian and U.S. securities laws and (2) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Members of management, at the direction (and with the participation) of the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 adopted by the Canadian Securities Administrators), as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that disclosure controls and procedures were effective as of December 31, 2009.

9.2.     Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the US Securities Exchange Act of 1934. The Company’s internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, reconciled to US GAAP, and includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

• provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2009, management conducted an evaluation of the effectiveness of internal control over financial reporting based upon the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting as of December 31, 2009 was effective.

The Company’s independent registered public accounting firm that audited the financial statements included in this annual report on Form 40-F, has issued an attestation report expressing an opinion on the effectiveness of internal control over financial reporting as at December 31, 2009, which report is included in the consolidated financial statements as at and for the year ended December 31, 2009.

9.3.     Material Changes in Internal Control over Financial Reporting

As of December 31, 2008, Management reported the following material weakness in the internal control over financial reporting of the Company: ineffective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, the Company determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters within the timeframes set by the Company for filing its financial statements. This deficiency resulted in certain adjustments to the amounts or disclosures of the following items: inventories, claims and liabilities subject to compromise, financial instruments, pension expense and income taxes.

For purposes of this report, the term “material weakness” means a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

During 2009, management developed and implemented internal controls to address this material weakness. Four new people were added to the accounting and finance functions, including a Vice-President, Financial Projects and a Senior Director, Professional Accounting Practice, in the third and fourth quarters. In the interim, the Company contracted external consultants to assist and provide technical support in regards to fresh start accounting, US GAAP and other accounting issues.

Furthermore, starting immediately after the second quarter, management implemented a post mortem process to review the previous quarter financial close process issues in order to anticipate and address events that would affect the following quarter.

Finally, throughout the year, all financial reporting and other key people attended training on fresh start accounting and Canadian/US GAAP developments. This training allowed them to better understand the impact of the fresh start accounting resulting from the Company’s emergence from bankruptcy in July 2009 and incorporate new accounting developments in its consolidated financial statements for the year-ended December 31, 2009.

These, collectively, represent changes that had a material effect on internal control over financial reporting.

World Color Press Inc.

(Formerly Quebecor World Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SEVEN MONTHS ENDED JULY 31, 2009 AND THE FIVE MONTHS ENDED DECEMBER 31, 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of World Color Press Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements of World Color Press Inc. and its subsidiaries, the Management’s Discussion and Analysis (MD&A) and all other information in World Color Press Inc.’s Annual Report. These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments. To provide reasonable assurance that relevant and reliable financial information is produced, management is responsible for the development of internal controls over financial reporting process. Management has developed and maintained a system of internal controls and supports a program of internal audit.

The Board of Directors (the “Board”) carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of independent directors. The Board is responsible for reviewing and approving the consolidated financial statements and the MD&A for inclusion in World Color Press Inc.’s Annual Report based on the review and recommendation of the Audit Committee. The Board is also responsible for overseeing management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls and compliance with legal and regulatory requirements.

The Audit Committee is responsible for recommending the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management, internal auditors and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors and internal auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the auditors appointed by the shareholders, KPMG LLP, Chartered Accountants, and their report is presented hereafter.

/s/ Mark A. Angelson	/s/ Andrew P. Hines

Mark A. Angelson	Andrew P. Hines

Chairman of the Board and	Executive Vice President and

Chief Executive Officer	Chief Financial Officer

Montreal, Canada

March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of World Color Press Inc. (formerly Quebecor World Inc.)

We have audited the accompanying consolidated balance sheets of World Color Press Inc. (formerly Quebecor World Inc.) (“the Company”) and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity (deficit) and cash flows for the seven-month period ended July 31, 2009 (to the fresh-start reporting date), the five-month period ended December 31, 2009, as well as for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results of operations and their cash flows for the seven-month period ended July 31, 2009 (to the fresh-start reporting date), the five-month period ended December 31, 2009, as well as for each of the years in the two-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP (1)

Chartered Accountants

Montréal, Canada

March 1, 2010

(1) CA auditor permit no. 14114

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of World Color Press Inc. (formerly Quebecor World Inc.)

We have audited World Color Press Inc.’s (formerly Quebecor World Inc.) (“the Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2009, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 1, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP (1)

Chartered Accountants

Montréal, Canada

March 1, 2010

(1) CA auditor permit no. 14114

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In millions of US dollars, except per share amounts)

		Successor	Predecessor
		Five months	Seven months
		ended	ended	Year ended
		December 31,	July 31,	December 31,
	Note	2009	2009	2008	2007

Operating revenues		$1,337	$1,735	$4,017	$4,655

Operating expenses:
Cost of sales		1,098	1,564	3,545	4,081
Selling, general and administrative		122	163	351	389
Securitization fees		—	—	—	15
Impairment of assets, restructuring and other charges	7	39	22	242	224
Goodwill impairment charge	14	—	—	341	1,833
		1,259	1,749	4,479	6,542

Operating income (loss)		78	(14)	(462)	(1,887)

Financial expenses	8	30	74	410	179
Effective interest on preferred shares classified as liability		8	2	5	10

Reorganization items	3	—	67	106	—

Income (loss) from continuing operations before income taxes		40	(157)	(983)	(2,076)

Income taxes	9	19	18	(39)	(239)

Income (loss) from continuing operations		21	(175)	(944)	(1,837)

Loss from discontinued operations (net of tax)	6	—	—	(715)	(363)

Net income (loss)		$21	$(175)	$(1,659)	$(2,200)

Net income allocated to holders of preferred shares		—	9	18	23

Net income (loss) allocated to holders of equity shares		$21	$(184)	$(1,677)	$(2,223)

Earnings (loss) per share:
Basic and diluted:
Continuing operations	10	$0.29	$(0.89)	$(5.26)	$(14.10)
Discontinued operations		—	—	(3.92)	(2.75)
		$0.29	$(0.89)	$(9.18)	$(16.85)

Weighted-average number of equity shares outstanding (in thousands) :	10
Basic and diluted		73,285	205,482	182,644	131,926

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions of US dollars)

		Successor	Predecessor
		Five months	Seven months
		ended	ended	Year ended
		December 31,	July 31,	December 31,
	Note	2009	2009	2008	2007

Net income (loss)		$21	$(175)	$(1,659)	$(2,200)

Other comprehensive income (loss), net of income tax:	24, 25
Unrealized gain (loss) on foreign currency translation adjustment		6	(85)	150	(105)
Portion of foreign currency translation adjustment in income as a result of business disposals		—	—	274	—
Unrealized net gain on derivative financial instruments related to cash flow hedges		—	—	—	10
Reclassification of realized net loss (gain) on derivative financial instruments to the statements of income		—	(1)	(7)	5

Comprehensive income (loss)		$27	$(261)	$(1,242)	$(2,290)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In millions of US dollars)

					Accumulated
		Capital		Retained	other	Total
		stock	Contributed	earnings	comprehensive	shareholders’
	Note	(Note 22)	surplus	(deficit)	income (loss)	equity (deficit)

Balance, December 31, 2006 (Predecessor)		$1,452	$114	$398	$(83)	$1,881

Net loss		—	—	(2,200)	—	(2,200)
Cumulative effect of change in accounting policy - Financial instruments		—	—	(5)	(7)	(12)
Other comprehensive income (loss), net of income taxes	24	—	—	—	(90)	(90)
Equity shares issued from stock plans		5	—	—	—	5
Related party transactions		—	1	—	—	1
Stock-based compensation		—	3	—	—	3
Redemption of convertible notes		—	(16)	16	—	—
Dividends on preferred shares		—	—	(22)	—	(22)

Balance, December 31, 2007 (Predecessor)		$1,457	$102	$(1,813)	$(180)	$(434)

Net loss		—	—	(1,659)	—	(1,659)
Cumulative effect of change in accounting policy - Inventories		—	—	(18)	—	(18)
Other comprehensive income, net of income taxes	24	—	—	—	417	417
Preferred shares conversion		138	—	—	—	138
Stock-based compensation		—	1	—	—	1

Balance, December 31, 2008 (Predecessor)		$1,595	$103	$(3,490)	$237	$(1,555)

Net loss from January 1 to July 31, 2009		—	—	(175)	—	(175)
Other comprehensive loss, net of income taxes	24	—	—	—	(86)	(86)
Stock-based compensation		—	4	—	—	4
Preferred shares conversion		14	—	—	—	14

Balance, July 31, 2009 (Predecessor)		$1,609	$107	$(3,665)	$151	$(1,798)

Fresh start adjustments:	1
Cancellation of Predecessor capital stock and contributed surplus		(1,609)	(107)	—	—	(1,716)
Elimination of Predecessor deficit and accumulated other comprehensive income		—	—	3,665	(151)	3,514
Issuance of capital stock as part of Plan of Reorganization		628	54	—	—	682
Balance, July 31, 2009 (Successor)		$628	$54	$—	$—	$682

Net income for five-month period ended December 31, 2009		—	—	21	—	21
Other comprehensive income net of income taxes	24	—	—	—	6	6
Balance, December 31, 2009 (Successor)		$628	$54	$21	$6	$709

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of US dollars)

		Successor	Predecessor
		Five months	Seven months
		ended	ended	Year ended
		December 31,	July 31,	December 31,
	Note	2009	2009	2008	2007
Cash flows from operating activities:
Net income (loss)		$21	$(175)	$(1,659)	$(2,200)
Adjustments for:
Reorganization items	3	—	24	39	—
Depreciation of property, plant and equipment	12	59	116	262	311
Impairment of assets and non-cash portion of restructuring and other charges	7	3	(1)	186	277
Goodwill impairment charge	14	—	—	341	1,999
Future income taxes	9	23	13	(60)	(256)
Amortization and write down of other assets		—	12	19	60
Amortization of customer relationships	13	17	—	—	—
Amortization of financing costs	8	9	—	58	7
Effective interest and dividends on preferred shares classified as liability		8	—	—	—
Loss on business disposals and other	6	—	—	685	13
Unrealized foreign exchange (gain) loss on long term debt		—	(57)	100	(16)
Other		1	3	(7)	19
Net changes in non-cash balances related to operations:
Accounts receivable		(110)	233	126	(182)
Inventories		22	44	34	2
Trade payables and accrued liabilities		26	(153)	(388)	66
Trade payables and accrued liabilities subject to compromise		—	79	526	—
Amounts owing in satisfaction of bankruptcy claims		(3)	—	—	—
Other current assets and liabilities		29	(25)	(10)	42
Other non-current assets and liabilities		4	(5)	(162)	(74)
		(32)	173	126	(146)
Cash flows provided by operating activities		109	108	90	68

Cash flows from financing activities:
Net change in bank indebtedness		(1)	—	(71)	18
Issuance of long-term debt, net of issuance costs		—	463	6	67
Repayments of long-term debt		(6)	(109)	(21)	(332)
Fees related to the plan of reorganization		—	(14)	—	—
Net borrowings under revolving bank facility		(89)	—	77	578
Net borrowings under revolving DIP Facility		—	(45)	52	—
Issuance of DIP Term Loan, net of issuance costs		—	—	557	—
Repayments of DIP Term Loan		—	(526)	(75)	—
Net proceeds from issuance of equity shares		—	—	—	5
Dividends on preferred shares		—	—	—	(18)
Redemption of convertible notes		—	—	—	(120)
Net change in secured financing		—	—	49	84
Repayment of North American securitization program subsequent to Insolvency Proceedings		—	—	(413)	—
Cash flows provided by (used in) financing activities		(96)	(231)	161	282

Cash flows from investing activities:
Additions to property, plant and equipment		(41)	(56)	(109)	(321)
Net proceeds from disposal of assets		2	2	25	101
Business disposals and business acquisitions, net of cash and cash equivalents		—	—	44	(3)
Restricted cash		(3)	5	(3)	(7)
Restricted cash related to Insolvency Proceedings		—	32	(44)	—
Cash flows used in investing activities		(42)	(17)	(87)	(230)
Effect of foreign currency		—	(4)	(16)	(77)
Net changes in cash and cash equivalents		(29)	(144)	148	43
Cash and cash equivalents, beginning of period	28	65	209	61	18
Cash and cash equivalents, end of period	28	$36	$65	$209	$61

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

		Successor	Predecessor
	Note	December 31, 2009	December 31, 2008

Assets

Current assets:
Cash and cash equivalents	28	$36	$209
Accounts receivable	26	562	694
Inventories	11	176	234
Income taxes receivable		16	31
Future income taxes	9	19	14
Prepaid expenses and deposits		32	40
Total current assets		841	1,222

Property, plant and equipment	12	1,113	1,161
Intangible assets	13	372	—
Restricted cash	15	63	97
Future income taxes	9	18	6
Other assets	16	75	334
Total assets		$2,482	$2,820

Liabilities and Shareholders’ equity (deficit)

Current liabilities:
Bank indebtedness	17	$2	$3
Trade payables		116	135
Accrued liabilities	18	280	345
Amounts owing in satisfaction of bankruptcy claims	1	45	—
Income and other taxes payable		19	41
Current portion of long-term debt	19	20	583
Liabilities subject to compromise	4	—	2,883
Total current liabilities		482	3,990

Long-term debt	19	440	61
Unsecured notes to be issued	20	46	—
Other liabilities	21	515	246
Future income taxes	9	192	43
Preferred shares	22	98	35

Shareholders’ equity (deficit):
Capital stock	22	628	1,595
Contributed surplus	22	54	103
Retained earnings (deficit)		21	(3,490)
Accumulated other comprehensive income	24	6	237
		709	(1,555)
Commitments, Contingencies and Guarantees	29
Subsequent Events	34

Total liabilities and shareholders’ equity (deficit)		$2,482	$2,820

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/ Mark A. Angelson	/s/ Raymond J. Bromark
Mark A. Angelson, Director	Raymond J. Bromark, Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Five months ended December 31, 2009 and seven months ended July 31, 2009 and for years ended December 31, 2008 and 2007 (Amounts are expressed in millions of US dollars, except per share amounts)

1.                      Creditor Protection and the Plan of Reorganization

Background and Overview

On January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“QWI” or the “Predecessor”) obtained an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with QWI, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the “Insolvency Proceedings”. QWI’s Latin American subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the “Plan”) under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the “Effective Date”). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as World Color Press Inc. (“Worldcolor”, the “Company” or the “Successor”) on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with section 1625 “Comprehensive Revaluation of Assets and Liabilities” of The Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with section 1581 “Business Combinations” of the CICA Handbook. The excess reorganization value over the fair value of tangible and identifiable intangible assets and liabilities has been recorded as a reduction to capital stock in the consolidated balance sheet. Future income taxes, at the Fresh-start Date (as defined below), have been determined in conformity with section 3465 “Income Taxes” of the CICA Handbook. For additional information regarding the impact of fresh start accounting, see “Fresh Start Consolidated Balance Sheet” below. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company elected to adopt fresh start accounting for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor’s new capital stock, as if such events had occurred on July 31, 2009 (the “Fresh-start Date”). The Company evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

Another part of the Company’s restructuring activities was the sale of its European operations to a subsidiary of Hombergh Holdings B.V. (“HHBV”), since renamed CirclePrinters Holding B.V., a Netherlands-based investment group. On June 17, 2008, the Quebec Superior Court and the U.S. Bankruptcy Court approved the proposed sale transaction, which closed on June 26, 2008. Under the terms of the agreement of sale, the Company received €52.2 million in cash at closing. HHBV issued a €21.5 million five-year note bearing interest at 7% per year payable to the Company. The sale was made substantially on an “as is, where is” basis (Note 6).

Plan of Reorganization

Following implementation of the Plan, Worldcolor reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise (“LSTC”):

•                  New unsecured notes to be issued in the estimated aggregate principal amount of $43 million (Note 20);

•                  12,500,000 new convertible Class A preferred shares;

•                  73,285,000 new common shares; and

•                  10,723,019 Series I warrants and 10,723,019 Series II warrants.

In accordance with the terms of the Plan, the common shares, the preferred shares and the Series I and Series II warrants were issued in escrow as of the Effective Date pending the resolution of claims. Subsequently, a portion of the securities has been released from escrow (Note 22). These transactions are considered non-cash transactions for cash flow purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                      Creditor Protection and the Plan of Reorganization (Cont’d)

In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor’s senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $60 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $12 million was paid on the Effective Date and $3 million was paid prior to December 31, 2009.

The implementation of the Plan also involved the following refinancing transactions:

•                  Repayment of $587 million under the Predecessor’s debtor-in-possession (“DIP”) financing; and

•                  Entering into a new exit financing credit facility of $800 million (Note 19).

Pursuant to the Plan, on the Effective Date, QWI’s then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration in accordance with the Articles of Reorganization that were filed with the Quebec Superior Court as one of the steps to implement the Plan.

The Company continues to incur expenses related to the Insolvency Proceedings, primarily professional fees that were classified as reorganization items in the Predecessor’s financial results. After emergence from bankruptcy protection, these expenses are classified as Impairment of assets, restructuring and other charges (“IAROC”) (Note 7) in the Successor’s consolidated statement of income (loss).

Significant Ongoing Insolvency Proceedings Matters

Claims Procedure

On September 29, 2008, QWI initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

The total amount of such claims filed exceeded the amount recorded in the Predecessor consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process (“Excluded Claims”) and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC.

Claims Assessment

As of February 8, 2010, a total of 8,002 claims, net of subsequent withdrawn and expunged claims (“Total Claims”), had been received, of which 1,153 were filed against QWI and 6,849 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn and expunged claims, amounted to $7.4 billion.

The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is when a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant’s debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant’s indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Company believes these multiple or duplicate claims amount to $1.9 billion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                      Creditor Protection and the Plan of Reorganization (Cont’d)

The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn and expunged claims amount to approximately $3.1 billion. Of this amount, QWI recorded $2.8 billion (excluding post-filing interest) as LSTC on the Predecessor consolidated balance sheet as of July 31, 2009.

in millions
Claims filed net of withdrawn and expunged claims as at February 8, 2010	$7,394
Less:
Excluded claims	2,460
Duplicate claims	1,867
Claims filed net of withdrawn and expunged, excluded and duplicate claims	3,067
Claims still under review	286
Liabilities subject to compromise (excluding post-filing interest)	$2,781

The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn and expunged amounts to $286 million and continues to be investigated. The Company believes it is unlikely that any of these excess claims, or unaccrued portion thereof, will be allowed by the relevant courts. It is not possible to estimate the quantum of the claims that will ultimately be allowed by the courts. However, we believe there will be no further material impact to the Consolidated Statement of Income (Loss) of the Successor from the settlement of unresolved general unsecured claims against the Canadian and US non-operating debtors because the holders of such claims will receive under the Plan only their pro rata share of the distribution of the newly issued common shares, Class A preferred shares and Series I and Series II warrants. It is however possible that allowed general unsecured claims against the U.S. operating debtors (see Note 20 for a description of the terms and conditions of the unsecured notes to be issued) as well as secured, priority and administrative claims against the debtors may be in excess of the amount recorded as of December 31, 2009 given the magnitude of the claims asserted. In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims resolution process may take considerable time to complete and are continuing after the Company’s emergence from bankruptcy protection.

Legal issues related to emergence

Pursuant to the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the U.S. Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the “Avoidance Actions”) were transferred to a trust (the “Litigation Trust”) created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan requires the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions, and will be funded as these costs and expenses are incurred by the Litigation Trust. The loan will be secured by a pledge in favor of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. The Company funded $0.7 million of this secured loan as of December 31, 2009. The assets and liabilities of the Litigation Trust are not recorded in the Company’s financial statements because the Company is not the primary beneficiary of the Litigation Trust.

Fresh-start consolidated balance sheet

As previously noted, the Company adopted “fresh start” accounting at the Fresh-start Date. Under fresh start accounting, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the estimated enterprise value of $1.5 billion as established in the Plan. Enterprise value is generally defined to be the Company’s estimated fair value at the Fresh-start Date, less cash and cash equivalents. As a result of fresh start accounting, Worldcolor became a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Successor on or after August 1, 2009 are not comparable to the consolidated financial statements of the Predecessor prior to that date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                      Creditor Protection and the Plan of Reorganization (Cont’d)

Our estimates of fair value are based on independent appraisals and valuations which were completed as of the date of issuance of our Consolidated Financial Statements. To determine the enterprise value of the Successor, management developed a set of financial projections for the Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) selected publicly-traded companies’ analysis, (b) selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimated that the going concern enterprise value of the Successor, at the Fresh-start Date, was in a range of $1.25 billion to $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in management’s projections, as well as the realization of certain other assumptions. For the valuation of individual assets and liabilities, management has estimated the fair value using prices for similar assets and liabilities in the market place (market approach) or discounted future cash flows (income approach). The fair values of preferred shares, warrants and embedded derivatives were determined using valuation models for such instruments. For the valuation of unsecured notes to be issued, see Note 20. All estimates, assumptions, valuations, appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value, are inherently subject to significant uncertainties outside of management’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

A fresh-start consolidated balance sheet as at July 31, 2009 is set out below with adjustments summarized in the columns captioned a) Plan of Reorganization, b) Exit Financing and c) Fresh Start Adjustments. These adjustments reflect the effect of the Plan’s implementation, including the compromise of various liabilities, the issuance of new securities and various cash payments, as more thoroughly described in the Plan, as well as the re-evaluation of the assets and liabilities to estimated fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fresh-start Consolidated Balance Sheet

(In millions of US dollars)

	Predecessor	Plan of	Exit	Fresh Start	Successor
	July 31, 2009	Reorganization	Financing	Adjustments	July 31, 2009

Assets

Current assets:
Cash and cash equivalents	$293	$(104)	$(124)	$—	$65
Accounts receivable	485	(23)	—	(11)	451
Inventories	190	—	—	5	195
Income taxes receivable	33	(26)	—	—	7
Future income taxes	9	9	—	(4)	14
Prepaid expenses and deposits	61	5	—	(1)	65
Total current assets	1,071	(139)	(124)	(11)	797

Property, plant and equipment	1,121	9	—	(4)	1,126
Intangible assets	—	—	—	389	389
Restricted cash	93	(33)	—	—	60
Future income taxes	2	5	—	14	21
Other assets	348	(4)	—	(263)	81
Total assets	$2,635	$(162)	$(124)	$125	$2,474

Liabilities and Shareholders’ equity (deficit)

Current liabilities:
Bank indebtedness	$2	$—	$—	$—	$2
Trade payables	91	(3)	—	—	88
Accrued liabilities	293	(6)	—	(12)	275
Amounts owing in satisfaction of bankruptcy claims	—	48	—	—	48
Income and other taxes payable	44	(3)		(27)	14
Future income taxes	—	—	—	—	—
Current portion of long term debt	13	—	—	—	13
Current portion of liabilities subject to compromise	166	(166)	—	—	—
Total current liabilities	609	(130)	—	(39)	440

Liabilities subject to compromise	2,924	(2,924)	—	—	—
DIP financing	587	—	(587)	—	—
Long-term debt	57	6	—	3	66
Exit financing	—	—	463	—	463
Unsecured Notes	—	43	—	—	43
Other liabilities	183	32	—	302	517
Future income taxes	47	174	—	(52)	169
Preferred shares - Predecessor	26	—	—	(26)	—
Preferred shares - Successor	—	94	—	—	94

Shareholders’ equity (deficit):
Capital stock - Predecessor	1,609	—	—	(1,609)	—
Capital stock - Successor	—	721	—	(93)	628
Contributed surplus	107	54	—	(107)	54
Deficit	(3,665)	1,768	—	1,897	—
Accumulated other comprehensive income (loss)	151	—	—	(151)	—
	(1,798)	2,543	—	(63)	682

Total liabilities and shareholders’ equity (deficit)	$2,635	$(162)	$(124)	$125	$2,474

See accompanying assumptions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                      Creditor Protection and the Plan of Reorganization (Cont’d)

Plan of Reorganization Column

In the Plan of Reorganization column, LSTC of $3.1 billion in the Predecessor was discharged with the issuance of new common shares, preferred shares, warrants and as well as unsecured notes to be issued by Worldcolor. Certain other claims of holders under the Predecessor’s senior secured debt and certain other secured, administrative, priority tax and convenience unsecured claims of approximately $160 million will be paid in cash, of which $112 million was paid on the Effective Date. The remaining balance was recorded as Amounts owing in satisfaction of bankruptcy claims. In addition, certain income tax liabilities amounting to $26 million that were subject to compromise are expected to be settled against income taxes receivable from the current and prior years. Finally, the Plan provides for the repudiation of the non-qualified pension plans, collectively defined as “Rejected Employee Agreements”. As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements have agreed to participate in new non-qualified benefit plans and agreements (collectively, the “New Benefits Plan”). As a result, an amount of $32 million was recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise. The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management’s best estimate of the amount to be disbursed was included in the LSTC prior to emergence.

Projected net future income tax liabilities of approximately $160 million were recognized on the discharge of the LSTC. The discharge of the LSTC gives rise to cancellation of debt (“COD”) income for income tax purposes and is projected to reduce certain of the Company’s tax attributes, such as net operating loss (“NOL”) and NOL carry forwards as well as capital loss carry forwards and the tax basis of the Company’s depreciable and non-depreciable assets, which will increase the Company’s income tax obligation in the future. Because some of the debtors’ outstanding indebtedness will be satisfied under the Plan by way of consideration other than cash, the amount of COD income, and accordingly the amount of tax attributes that may be reduced, will depend in part on the fair market value of such non-cash consideration.

Exit Financing Column

The Company obtained exit financing of $800 million (Note 19) including a Term Loan of $450 million, fully drawn, and a Revolving Credit Facility of $350 million, of which $89 million was drawn on the Effective Date. Transaction fees and debt issuance costs of $76 million have been reflected as a reduction to the face value of the Term Loan and draws on the Revolving Credit Facility at the Fresh-start Date. Net drawdowns under the Term Loan and Revolving Credit Facility, together with cash and cash equivalents of $124 million were used to repay the DIP financing of the Predecessor.

Fresh Start Adjustments Column

The fresh start adjustments reflect the estimated fair value of the Company’s assets and liabilities as of the Fresh-start Date. The significant fresh start accounting adjustments reflected in the Fresh-start Consolidated Balance Sheet, based on current estimates, are summarized as follows:

(a)          Working capital:

The historical cost for substantially all of the Company’s current assets and liabilities is reflective of their current fair values. Work-in-process inventories were increased by $5 million to reflect their market value.

(b)         Property, plant and equipment:

A fresh start adjustment of $4 million was recorded to reduce the historical cost of property, plant and equipment to estimated fair values.

(c)          Intangibles and Other assets:

A fresh start adjustment of $389 million was recorded for finite-life intangible assets representing the estimated fair value of Worldcolor’s customer relationships and contracts. These intangible assets will be amortized on a straight-line basis over their estimated useful lives which range from 4 years to 15 years.

Other fresh start adjustments to estimated fair value include: the reduction of pension assets of $142 million, the reduction of contract acquisition costs of $82 million, which are effectively included in the aforementioned intangible assets, and other various fair value adjustments totalling $39 million.

(d)         Other liabilities:

Fresh start adjustments of $293 million were recorded to reflect the values of the unfunded pension and other postretirement benefits liabilities at the Fresh-start Date and reflect the Plan assumptions that the existing registered pension plans will remain essentially unchanged. The Company also reclassified $51 million of reserves for tax uncertainties, mainly from income and other taxes payable. Other fresh start adjustments amounting to $42 million were made to reduce other liabilities to their estimated fair values as of the Fresh- start Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                       Creditor Protection and the Plan of Reorganization (Cont’d)

(e)         Future income taxes:

A fresh start adjustment of $39 million, which decreases net future income tax liabilities, has been recorded for the recognition of net future income tax assets related to the aforementioned fresh start adjustments made to property, plant and equipment, intangible assets, other assets and other liabilities, in addition to the reclassification of $23 million of reserves for tax uncertainties to other liabilities.

(f)           Shareholders’ equity (deficit):

Adopting fresh start accounting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of the Successor. The fresh start adjustments include the cancellation of Predecessor capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the Successor Capital Stock as a result of the reorganization value over the fair value of the identifiable assets and liabilities stemming from fresh start accounting. During the fourth quarter of 2009, the Company finalized the valuation of its net assets at the Fresh-start Date. Additional adjustments of $49 million were made, mainly related to future income taxes, compared to previously reported amounts at September 30, 2009. This resulted in a corresponding increase in Successor capital stock at July 31, 2009.

2.                      Summary of Significant Accounting Policies

Accounting Principles

Changes in accounting policies

Effective January 1, 2009, the Company adopted the following CICA Handbook Sections and Emerging Issues Committee (EIC) Abstracts. Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)         Financial instruments

The Company has adopted CICA Section 3862, “Financial Instruments—Disclosures”, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a “fair value hierarchy” for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements.

(b)         Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, “Credit Risk and Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company takes into consideration such credit risks in determining the fair value of its financial assets and financial liabilities. This change did not have any impact on the Company’s financial statements in 2009.

(c)         Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”. The new section clarifies the requirements for recognizing intangible assets on costs that may only be deferred when they relate to an item that meets the definition of an asset. Section 3064 effectively converges Canadian GAAP for intangible assets with International Financial Reporting Standards (“IFRS”). This standard is effective for the Company for the first quarter of 2009. The adoption of this new section had no impact on the Company’s financial statements.

(d)         Pension plans

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB ASC 715-20, “Defined Benefit Plans—General”. ASC 715-20 requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair- value measurements, and the fair-value techniques and inputs used to measure plan assets. ASC 715-20 is effective for fiscal years ending after December 15, 2009 and the Company adopted this standard for Canadian GAAP disclosure.

Accounting principles applicable to the Successor after Fresh-start Date

(a)         Principles of consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All material intercompany transactions and balances have been eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                      Summary of Significant Accounting Policies (Cont’d)

(b)         Uses of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Financial results as determined by actual events could differ from those estimates.

Examples of significant estimates include: key economic and other assumptions used in determining the enterprise value and the estimated fair value of identifiable assets and liabilities at the Fresh-start Date, as well as assumptions used in determining the allowance for doubtful accounts and certain accruals for restructuring and other charges; the composition and valuation of future income tax assets; the valuation of contract acquisition costs; the useful life and valuation of property, plant and equipment and intangible assets; actuarial and economic assumptions used in determining pension and postretirement costs, accrued pension and other postretirement benefit obligations and pension plan assets; provisions and contingencies; and the assumptions used in impairment tests on long-lived assets and intangible assets.

The Company made assumptions regarding expected revenue growth, maintaining its customer base and achieving costs reductions, in order to estimate the future cash flows expected from the use of its assets. These estimates and assumptions are based on management’s best estimates taking into consideration historical experience and other factors including the current economic situation as well as industry and business environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. The impact of the Insolvency Proceedings described in Note 1, difficult credit markets, volatile equity and foreign currency markets and decreases in customer spending combined to increase the uncertainty inherent in such assumptions and estimates. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the financial statements in future periods.

The unprecedented credit crisis and economic weakness have resulted and may continue to result in decreased revenue, gross margin and earnings. In addition, customers’ difficulties have resulted, in certain cases and could result in the future, in increases in bad debt expense. Continued economic weakness may also result in restructuring actions and associated expenses and impairment of long-lived assets.

(c)         Functional and reporting currency

As a result of the reorganization of its capital structure and changes in economic facts and circumstances upon emergence, the Company reassessed the functional currency of its operations. At the Fresh-start Date, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Predecessor had a Canadian dollar functional currency but the reporting currency of the consolidated financial statements was the US dollar.

(d)         Foreign currency translation

Financial statements of foreign operations with a functional currency other than the US dollar are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in a separate component of accumulated other comprehensive income and are included in income only when a reduction in the net investment in these foreign operations is realized.

Exchange gains and losses for foreign currency transactions are included in financial expenses.

(e)         Revenue recognition

The Company provides a wide variety of print and print-related services to its customers, which require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Company’s revenues are derived from commercial printing related to the production of retail inserts, catalogs, magazines, direct mail, books and directories, as well as other print-related services such as pre-media and logistics services.

Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable, and collectability is reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                      Summary of Significant Accounting Policies (Cont’d)

Services are sold either stand-alone or together as a multiple deliverables arrangement. Certain deliverables of multiple service arrangements are separately accounted for, provided the elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable deliverables include pre-media services, printing and related services and delivery. For arrangements which include multiple deliverables and for which the criteria for recognition as multiple service arrangements are met, the total contract value is allocated to each deliverable based on its relative fair value. Where the criteria are not met, it is recognized as a single unit of accounting, according to revenue recognition criteria stated above.

Contract revenue is recognized using the proportional performance method on the basis of output at the pro-rata billing value of work completed. Contract revenues that do not meet the criteria for proportional performance method are recorded when the performance of the agreed services is achieved. The Company also performs logistics and distribution services for the delivery of products related to print services for which the revenues are recognized once freight services are performed.

Revenue is presented in the consolidated statements of income (loss), net of rebates, discounts, sales tax and amortization of contract acquisition costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.

(f)           Contract acquisition costs

Contract acquisition costs consist of cash payments, free services, or accruals related to amounts payable or credits owed to customers in connection with long-term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volumes are recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Company evaluates the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.

(g)        Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity.

(h)        Inventories

Raw materials and supplies are measured at the lower of cost, using the first-in, first-out method, and net realizable value. A reversal of previous write-downs to net realizable value is recognized as a reduction in expenses in the period in which the reversal occurs.

Work-in-progress is measured at the pro-rata billing value for work completed as a result of print services for which revenues have been recognized under the proportional performance method. When the criteria for the proportional performance method have not been met to allow for recognition of revenue, related work in progress is measured as the direct costs incurred and a systematic allocation of variable and fixed production overhead based on normal production capacity.

(i)           Property, plant and equipment

Property, plant and equipment acquired after the Fresh-start Date are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing costs and interest incurred with respect to property, plant and equipment until they are ready for commercial production. Assets under capital lease are recorded at the present value of minimum lease payments. Depreciation and amortization of these assets is calculated over the estimated remaining useful lives of the assets on a straight-line basis to their estimated residual value.

The estimated useful lives for major asset classification are as follows:

Estimated
Assets	useful lives

Buildings	15 to 40 years
Machinery and equipment, including spare parts	3 to 18 years
Leasehold improvements	Term of the lease or useful life

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                      Summary of Significant Accounting Policies (Cont’d)

(j)           Goodwill

Goodwill is tested for impairment annually for all of the Company’s reporting units, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment, if any.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statements of income (loss).

(k)       Intangible assets

Intangible assets consist of customer relationships and contracts and are amortized on a straight-line basis over their economic lives, which range from 4 to 15 years.

(l)           Impairment of long-lived assets

The recoverability of long-lived assets (consisting of property, plant and equipment, intangible assets and contract acquisition costs) is assessed whenever there is a significant change in circumstances or a material event occurs that may indicate that the carrying amount of an asset is not recoverable, such as a material change in current or projected operating results, the use of the assets, the strategic direction of the businesses, the market value of the assets or industry and economic trends. If management believes that the assets may not be recoverable based on one or more of these material changes, the assets are reviewed for impairment based on the expected undiscounted future cash flows from the use of the assets and their eventual disposition. Impairment testing is performed at the lowest level of an asset group at which identifiable cash flows are largely independent which is generally at the printing service group level or, in certain cases, at the plant level. If the carrying value of an asset or a group of assets exceeds the expected undiscounted future cash flows, an impairment charge is recorded based on the amount by which the carrying value of the asset or group of assets exceeds its fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

(m)     Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment, or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

On July 31, 2009, the Company adopted guidance under United States GAAP in accounting for tax uncertainties, under which a two-step approach is used to determine the amount of tax benefit to be recognized. First, the tax position is evaluated to determine the likelihood that it will be sustained upon examination. If the position is determined to be more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to be recognized in the Company’s financial statements.

The Company records interest and penalties related to unrecognized tax in income tax expense.

(n)        Stock-based compensation plans

The Company follows the fair-value based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For liability-classified awards, compensation cost is measured based on the market price of the common shares from the grant date through to the settlement date. Any change in the market value of the common shares through to the settlement date results in a change to the compensation cost for those awards and is recorded in the consolidated statements of income (loss). The Company based the accrual on the best available estimate of the number of instruments that are expected to vest, and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                      Summary of Significant Accounting Policies (Cont’d)

As described in Note 1, all of the Predecessor’s Capital Stock was eliminated pursuant to the Plan and therefore, all of the Company’s outstanding stock options were cancelled and all previous stock-based compensation plans were terminated on July 21, 2009. The Company used the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company based the accruals of compensation cost on the best available estimate of the number of options that were expected to vest and revised that estimate, if subsequent information indicated that actual forfeitures were likely to differ from initial estimates. When stock options were exercised, capital stock was credited by the sum of the consideration paid by the employee, together with the related portion previously recorded in contributed surplus. For the employee share plans, the Company’s contribution on the employee’s behalf was recognized as compensation expense. The contribution paid by the employee on the purchase of stock was recorded as an increase to capital stock. Deferred Stock Units (“DSUs”) were recognized in compensation expense and accrued liabilities as they were awarded. DSUs were remeasured at each reporting period, until settlement, using the trading price of the Subordinate Voting Shares.

(o)         Financial instruments

Financial instruments are initially recognized at fair value and classified at inception as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of an investment in an equity instrument that does not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

The Company has classified its restricted and unrestricted cash and cash equivalents as held for trading. Accounts receivable, deposits, loans and other long-term receivables included in other assets are classified as loans and receivables. All of the Company’s financial liabilities are classified as other financial liabilities.

Financial instruments that comprise a liability component and an equity component are classified separately on the balance sheet on initial recognition in accordance with the substance of the contractual obligation.

Derivative instruments are recorded at fair value, including those derivatives that are non-financial contracts that can be settled net in cash or another financial instrument, or by exchanging financial instruments, and embedded in financial contracts that are not closely related to the underlying host. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as cash flow hedges for which hedge accounting is used.

From time to time, the Company may use various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates, and commodity pricing. The Company does not hold or use any derivative instruments for speculative purposes. When hedge accounting is used, the Company documents all designated hedging relationships and assesses the effectiveness of the relationship at inception and on an ongoing basis at least quarterly. Hedge accounting was not used in 2008 or 2009.

For derivatives designated as fair value hedges, such as certain cross currency interest rate swaps, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the hedged item using the effective interest rate method.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts, the effective portion of a hedge is reported in other comprehensive income and recognized in income in the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statements of income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                      Summary of Significant Accounting Policies (Cont’d)

(p)         Employee future benefits

(i)            Pension plans

Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of the future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.

Prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 1 to 13 years, or the average remaining life expectancy of the former employees, which ranges from 12 to 33 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees, or the average remaining life expectancy of the former employees covered by the plans.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

The Company also participates in a number of multiemployer defined benefit pension plans covering approximately 3,100 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as there is insufficient information to apply defined benefit plan accounting.

As part of fresh start accounting, the Company changed the method of calculating the expected return on plan assets from market-related value to fair value. The Company also changed its measurement date to measure the defined benefit plan assets and the projected benefit obligation from September 30 to December 31.

(ii)        Other postretirement benefits

The cost of other postretirement benefits is determined using the accrued benefit method. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service lives of active employees covered by the plans or the average remaining life expectancy of the former employees, which ranges from approximately 4 to 14 years.

As a result of the Company adopting fresh start accounting, its defined benefit plans, as well as the postretirement benefit plans, were remeasured at their fair values as at July 31, 2009.

(q)         Environmental expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(r)         Asset retirement obligations

Legal obligations associated with site restoration costs on the retirement of property are recognized in the period in which they are incurred. The obligations are initially measured at fair value and an equal amount is recorded as other long-term assets. Over time, the discounted asset retirement obligations accrete due to the increase in the fair value resulting from the passage of time. This accretion amount is charged to income. The initial costs are depreciated over the useful life of the related property or the remaining leasehold engagement when applicable.

(s)         Comprehensive income

Comprehensive income is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, cash flow hedges for which hedge accounting is used, and changes in translation adjustment of self-sustaining foreign operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                      Summary of Significant Accounting Policies (Cont’d)

(t)           Earnings per share

Earnings per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options, warrants and equivalents. Under this method, a number of incremental shares, if they are dilutive, are calculated assuming that the outstanding in-the-money stock options, warrants and equivalents are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

The dilutive effect of the convertible preferred shares is reflected in the diluted earnings per share by application of the “if-converted” method, if dilutive. Under the if-converted method, convertible preferred shares are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for the purposes of calculating diluted earnings per share.

(u)        Comparative figures

Certain comparative figures have been reclassified to conform to the presentation of the current period. The consolidated financial statements on or after July 31, 2009 are not comparable to the Company’s consolidated financial statements prior to that date. In addition, the operating results for the five months ended December 31, 2009 and the seven months ended July 31, 2009 are not necessarily indicative of the operating results of the entire year.

Future changes in accounting standards

(a)          Adoption of US GAAP

Effective January 1, 2011, the Company expects to adopt US GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements will be restated in accordance with US GAAP. Note 33 — Significant Differences between Generally Accepted Accounting Principles in Canada and the United States provides an explanation and reconciliation of differences between US and Canadian GAAP.

The Company intends to adopt US GAAP to enhance its communication with its shareholders and improve comparability of financial information with its competitors and peer group.

(b)          Business Combinations, consolidated financial statements and non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 — Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements, and apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

(c)          Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, “Multiple Deliverable Revenue Arrangements”, replacing EIC 142, “Revenue Arrangements with Multiple Deliverables”. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with FASB Statement of Position (SOP) 97-2, “Software Revenue Recognition” as amended by Accounting Standards Update (ASU) 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.                      Summary of Significant Accounting Policies (Cont’d)

The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

Accounting policies applicable to the Predecessor while under creditor protection

QWI’s financial statements during the Insolvency Proceedings were prepared using the accounting policies as applied by QWI prior to the Insolvency Proceedings and are generally consistent with the policies of the Successor described above, except as specifically identified. While the Applicants filed for and were granted creditor protection, these financial statements continued to be prepared using the going concern concept, which assumed that the Predecessor would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As a result of the Insolvency Proceedings, the Predecessor followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, QWI applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”), which is now codified as FASB ASC 852 “Reorganizations”. While ASC 852 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, ASC 852 did not change the manner in which financial statements were prepared. However, ASC 852 does require that the financial statements for periods ending subsequent to the Filing Date, and prior to the Effective Date, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 3). Cash flows related to reorganization items have also been disclosed separately.

The consolidated balance sheet of the Predecessor distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that were not subject to compromise and from post-filing liabilities (Note 4). ASC 852 has been applied effective January 21, 2008 and for subsequent reporting periods until the Fresh-start Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.                      Reorganization Items - Predecessor

Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants while under creditor protection. The cash outflow related to reorganization and restructuring items for the seven months ended July 31, 2009 amounted to $43 million ($67 million for the year ended December 31, 2008), and relates primarily to professional fees. The following table outlines amounts that have been included in the consolidated statements of income (loss):

	Predecessor
	Seven months	Twelve months
	ended	ended
	July 31,	December 31,
	2009	2008
Professional fees	$48	$69
Other expenses	14	24
Interest income on accumulated cash	(1)	(4)
Repudiated contracts	6	13
Amortization of financing costs	—	15
Amortization of embedded derivatives & interest rate risk hedges	—	(11)
	$67	$106

4.                      Liabilities Subject to Compromise - Predecessor

The following table summarizes the component of liabilities subject to compromise included on our consolidated balance sheet at July 31, 2009 and December 31, 2008:

	Predecessor
	July 31, 2009	December 31, 2008
Trade payables and accrued liabilities	$310	$318
Income and other taxes payable	33	35
Litigation and other reserves	89	21
Long-term debt	2,316	2,294
Derivative financial instruments	33	32
Post-filing interest	309	183
	3,090	2,883
Current portion of liabilities subject to compromise	166	2,883
Liabilities subject to compromise	$2,924	$—

See Note 1 “Creditor Protection and Plan of Reorganization – Significant Ongoing Insolvency Proceedings Matters”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.                      Condensed Combined Financial Information - Predecessor

Under ASC 852 “Reorganizations”, consolidated financial statements are to provide disclosure of condensed combined financial information of the Applicants, including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants that are involved in the Insolvency Proceedings. Entities in Insolvency Proceedings exclude both the Latin American and the European operations before the disposal of the latter. Presented below is the Condensed Combined Financial Information of the Applicants as at and for the year ended December 31, 2008.

Condensed Combined Statements of Loss

Year ended December 31, 2008

Predecessor
Entities in
Insolvency
Proceedings
Operating revenues	$3,723

Operating expenses:
Cost of sales	3,308
Selling, general and administrative	334
Impairment of assets, restructuring and other charges	239
Goodwill impairment charge	341
4,222

Operating loss	(499)

Financial expenses	516
Dividends on preferred shares classified as liability	5
Reorganization items	106
Loss from continuing operations before income taxes	(1,126)
Income taxes	(47)

Net loss from continuing operations	(1,079)
Net loss from discontinued operations (net of tax)	(685)

Net loss	$(1,764)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.                      Condensed Combined Financial Information – Predecessor (Cont’d)

Condensed Combined Statement of Cash Flows

Year ended December 31, 2008

Predecessor
Entities in
Insolvency
Proceedings
Cash flows used by operating activities	$(59)

Cash flows from financing activities:
Issuance of DIP Term Loan, net of issuance costs	557
Repayment of DIP Term Loan	(75)
Net borrowing under revolving DIP Facility	52
Repayments of long-term debt	(21)
Net borrowings under revolving bank facility	77
Net change in secured financing	(15)
Repayment of North American securitization program subsequent to insolvency Proceedings	(413)
Cash flows provided by financing activities	162
Cash flows from investing activities:
Net proceeds from business disposals, net of cash and cash equivalents	76
Additions to property, plant and equipment	(93)
Net proceeds from disposal of assets	25
Restricted cash related to Insolvency Proceedings	(44)
Cash flows used in investing activities	(36)

Effect of foreign currency	103

Net change in cash and cash equivalents	170
Cash and cash equivalents, beginning of year	1
Cash and cash equivalents, end of year	$171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.                      Condensed Combined Financial Information – Predecessor (Cont’d)

Condensed Combined Balance Sheet

December 31, 2008

Predecessor
Entities in
Insolvency
Proceedings

Assets
Current assets	$1,030
Property, plant and equipment	1,063
Restricted cash	40
Other assets	318
Total assets	$2,451

Liabilities and Shareholders’ deficit
Other current liabilities	$390
Current portion of long-term debt	582
Liabilities subject to compromise	2,882
Intercompany payables subject to compromise (a)	2,437
Total current liabilities	6,291

Long-term debt	54
Other liabilities	221
Future income taxes	39
Preferred shares	35
Shareholders’ deficit	(4,189)

Total liabilities and shareholders’ deficit	$2,451

(a)     Intercompany receivables and payables, subject to elimination upon consolidation, are disclosed on a net basis and are recorded at their face value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.                      Discontinued Operations - Predecessor

On June 26, 2008, the Company sold its European operations to a subsidiary of HHBV, renamed CirclePrinters Holding B.V. The total consideration for the Company was €52 million ($82 million) in cash and a €22 million five-year note bearing interest at 7% per year, which is carried in other assets at its fair value of €14 million ($22 million). The net cash proceeds were mainly used by the Company to repay the DIP Term Loan. This transaction resulted in a loss on disposal of $653 million, including the cumulative translation adjustment impact, and is presented as part of the net loss from discontinued operations.

On January 28, 2008, the Company abandoned its UK subsidiary, “QWP”, based in Corby, and placed it into administration. As a result, the Company ceased to have control or significant influence over QWP as the ability to determine strategic, operating, investing and financing policies was transferred to the administrators. The administrators ceased to operate QWP on February 15, 2008, and all of QWP’s long-lived assets, primarily buildings and machinery and equipment, started to be liquidated by the administrators. The Company is considered an unsecured creditor regarding its intercompany receivable of $28 million from QWP. The Company recorded a net loss from discontinued operations of $32 million (including the write-down of an intercompany receivable) from the abandonment of QWP.

In 2007, the Company sold its investments in two facilities of its French operations for nominal cash consideration resulting in a net loss on disposal of $13 million, included within the discontinued operations.

Summary of discontinued operations

	Predecessor
	Note	December 31, 2008	December 31, 2007
Operating revenues		$486	$1,034

Operating expenses:		473	997
Cost of sales		37	79
Selling, general and administrative		—	8
Securitization fees
Impairment of assets, restructuring and other charges		3	96
Goodwill impairment charge	14	—	166
		513	1,346
Operating loss		(27)	(312)
Financial expenses	8	6	50
Net loss before income taxes and loss on business disposals		(33)	(362)
Income taxes	9	(3)	(12)

Net loss before loss on business disposals		(30)	(350)
Loss on business disposals, net of tax		(685)	(13)
Net loss from discontinued operations		$(715)	$(363)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.                      Discontinued Operations - Predecessor (Cont’d)

Summary of assets and liabilities sold and abandoned

Predecessor
December 31, 2008
Assets sold and abandoned:
Cash and cash equivalents	$33
Non-cash operating working capital	136
Property, plant and equipment	483
Other assets	5

Liabilities sold and abandoned:
Secured financing	98
Long-term debt	14
Other liabilities	28
Future income taxes	6
Net assets	511

Effect of cumulative translation adjustment	273
Proceeds:
Cash	82
Note receivable	22
Transaction fees	(5)
99

Net loss on business disposals and abandoned	$685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       Impairment of Assets, Restructuring and Other Charges

The following table details the charge for impairment of assets, restructuring and other charges and pension settlements related to continuing operations:

		Successor	Predecessor
		Five months ended December 31,	Seven months ended July 31,	Year ended December 31,
	Note	2009	2009	2008	2007
Restructuring and other charges (b)		$12	$22	$50	$31
Impairment of assets (a)		3	—	183	188
Pension settlements and curtailments	30	—	(1)	1	5
Pension multiemployer plans settlement (b)	30	9	1	8	—
Reorganization related items (c)		15	—	—	—
		$39	$22	$242	$224

(a)   Impairment of assets

Assessing the impairment of long-lived assets requires the Company to make significant estimates and assumptions, including, but not limited to, the expected future cash flows that the assets will generate, how the assets will be used based on the strategic direction, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the current economic climate on customer demand and selling prices, the cost of production and the limited activity on secondary markets for the assets and on the cost of capital. Given the current economic climate, there is a significant risk that customer demand and pricing will be lower than expected. Although the Company believes its estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates, particularly given the recent deterioration in the global economy, and actual results may trigger additional asset impairment charges in the future.

2009

During the last quarter of 2009, the Company recorded impairment charges in North America totaling $3 million on certain machinery and equipment, largely resulting from the change in use of these assets.

2008

During the first three quarters of 2008, the Company recorded impairment charges in North America totaling $17 million on certain machinery and equipment, largely resulting from the change in use of these assets.

In the fourth quarter of 2008, the Company completed its 5-year strategic plan and impairment tests on specific components of long-lived assets were triggered due to industry overcapacity and economic market conditions, which resulted in downward pressure on both volumes and prices of printing services in North America. As a result, the Company concluded that the carrying amount of certain long-lived assets was not fully recoverable and non-cash asset impairment charges of $161 million in North America were recorded to write down the value of the long-lived assets to their estimated fair value. The impairment charge is mainly related to machinery and equipment.

During the year 2008, the Company recorded a net loss on financial assets of $5 million.

2007

During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and the Company recorded impairment charges of $72 million mainly on machinery and equipment.

In the fourth quarter of 2007, the Company completed its 2008 budget and impairment tests on specific components were triggered due to industry conditions, namely continued price pressure and volume declines. As a result, the Company concluded that the carrying amount of certain long-lived assets was not fully recoverable and non-cash asset impairment charges of $99 million in North America and $1 million in Latin America were recorded to write down the value of the long-lived assets to the estimated fair value. The impairment charge was mainly related to machinery and equipment.

During the year 2007, the Company recorded a net loss on financial assets of $16 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       Impairment of Assets, Restructuring and Other Charges (Cont’d)

(b)   Restructuring and other charges

The following table details the Company’s restructuring and other charges with the change in the reserve for restructuring and other charges:

	Successor			Predecessor
				Seven months ended
	Five months ended			July 31, 2009
	December 31, 2009			Prior
	2009	Prior Year		2009	Year
	Initiatives	Initiatives	Total	Initiatives	Initiatives	Total
Expenses
Workforce reduction	$6	$1	$7	$15	$1	$16
Leases and carrying costs for closed facilities	4	2	6	4	4	8
Pension multiemployer plans settlement	9	—	9	1	—	1
	19	3	22	20	5	25
Underspending
Workforce reduction	—	(1)	(1)	—	(2)	(2)
Total expenses	19	2	21	20	3	23

Payments
Workforce reduction	(4)	(1)	(5)	(9)	(11)	(20)
Leases and carrying costs for closed facilities	(4)	(2)	(6)	(4)	(5)	(9)
	(8)	(3)	(11)	(13)	(16)	(29)
Net change	11	(1)	10	7	(13)	(6)
Foreign currency changes	—	(1)	(1)	—	1	1
Balance, beginning of the period	7	4	11	—	26	26
Liabilities subject to compromise	—	—	—	—	(10)	(10)
Balance, end of the period	$18	$2	$20	$7	$4	$11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       Impairment of Assets, Restructuring and Other Charges (Cont’d)

		2008			2007
	2008	Prior Year	2008	2007	Prior Year	2007
	Initiatives	Initiatives	Total	Initiatives	Initiatives	Total

Expenses
Workforce reduction	$39	$1	$40	$11	$—	$11
Leases and carrying costs for closed facilities	7	5	12	11	12	23
Pension multiemployer plans settlement	—	8	8	—	—	—
	46	14	60	22	12	34
Underspending
Workforce reduction	—	(1)	(1)	—	(3)	(3)
Leases and carrying costs for closed facilities	—	(1)	(1)	—	—	—
	—	(2)	(2)	—	(3)	(3)
Total expenses	46	12	58	22	9	31

Business disposals	—	(8)	(8)	—	(18)	(18)
Payments
Workforce reduction	(25)	(5)	(30)	(8)	(11)	(19)
Leases and carrying costs for closed facilities	(6)	(5)	(11)	(11)	(13)	(24)
	(31)	(10)	(41)	(19)	(24)	(43)
Net change	15	(6)	9	3	(33)	(30)
Foreign currency changes	—	—	—	—	—	—
Balance, beginning of year	—	17	17	—	47	47
Liabilities subject to compromise	(10)	—	(10)	—	—	—
Balance, end of year	$5	$11	$16	$3	$14	$17

2009 restructuring initiatives

In 2009, the restructuring initiatives were related to the closure of the following facilities in North America: Dallas, TX; Carroll, IA; Olive Branch, MS, Memphis, TN and Covington, TN; and to various workforce reductions. The total cost expected for these initiatives is $55 million, of which $21 million is for workforce reduction and $10 million for an anticipated partial withdrawal liability related to multiemployer pension plans. The balance of $24 million is for leases and carrying costs of closed facilities of which $8 million was recorded as of the end of December 31, 2009 and $16 million of additional charges are expected to be recorded in 2010. These initiatives are expected to be completed by the end of 2010 .

As at December 31, 2009, the balance of the restructuring reserve was $20 million, all of which is expected to be paid in 2010.

The non-cash costs of these initiatives included a curtailment gain of $2 million in a postretirement benefit plan related to the Memphis closure and a settlement charge of $1 million in a Canadian defined benefit pension plan.

In early 2010, the Company approved restructuring initiatives related to the closure of 4 facilities in the North American segment. The total expected costs for these initiatives of $21 million is expected to be largely recorded and disbursed in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       Impairment of Assets, Restructuring and Other Charges (Cont’d)

2008 restructuring initiatives

In 2008, the restructuring initiatives were related to the closure or downsizing of various facilities, mainly in North America. The Company approved the closure of the North Haven, CT facility; the closure of Islington, ON facilities, the closure of Magog, QC facilities; and a significant downsizing of the Aurora/Richmond Hill ON facilities. There were also various headcount reductions across the Company. Management expects these initiatives to be completed by the end of 2010 at additional cost for lease and carrying costs of closed facilities in North America. The Company recorded $8 million resulting from a pension obligation related to a multiemployer benefit plan. This pension charge is related to 2006 and 2007 restructuring initiatives, which were related to the closure of Brookfield, WT facility, the closure of printing and binding facilities in Illinois and a workforce reduction in the Premedia group.

2007 restructuring initiatives

In 2007, the restructuring initiatives were related to the closure or downsizing of various facilities, mainly in North America. The Company approved the closure of the Lincoln, NE facility; the closure of Phoenix, AZ facility; the closure of the Vancouver, BC facility and the closure of the Sao Paulo, BR facility. There were also various headcount reductions across the Company.

(c)   Reorganization related items

The Company also recorded a charge for reorganization related items that occurred subsequent to its emergence from bankruptcy protection of $15 million comprised primarily of professional fees.

8.       Financial Expenses

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007
Interest expense (a)	$24	$151	$243	$181
Bank and other charges	3	2	10	12
Amortization of financing costs	9	—	58	7
Net loss (gain) on foreign exchange (b)	(2)	(74)	128	(119)
Embedded and derivative financial instruments (c)	(2)	(2)	(21)	101
Prepayment premium on the early redemption of debt	—	—	—	53
	32	77	418	235
Interest capitalized to the cost of equipment	(2)	(3)	(2)	(6)
	$30	$74	$416	$229
Portion included in discontinued operations	—	—	6	50
	$30	$74	$410	$179

Successor

(a)   Interest Expense

Interest expense includes interest on long-term debt (including capital leases) and unsecured notes to be issued, determined using the effective interest rate method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.       Financial Expenses (Cont’d)

Predecessor

(a)   Interest Expense

Interest expense includes interest on long-term debt (including capital leases) and long-term debt subject to compromise. Interest on DIP financing amounted to $25 million for the seven-month period ended July 31, 2009 ($45 million for the year ended December 31, 2008 and nil for 2007).

(b)   During the seven-month period ended July 31, 2009 and in prior years, the Company recorded net gains on foreign exchange, arising on the translation of net monetary liabilities (principally debt and LSTC) denominated in currencies other than the Canadian dollar, which was the functional currency of the Predecessor.

(c)   During the seven-month period ended July 31, 2009, the Company reclassified a net gain of $1 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period but for which the anticipated transaction was still probable of occurring.

For the year ended December 31, 2008, the Company reclassified a net gain of $8 million from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period. A net gain of $34 million was recorded during the year (a net loss of $76 million in 2007) on derivative financial instruments for which hedge accounting was not used and embedded derivatives not closely related to their host contracts of which $11 million is presented as Reorganization items (Note 3).

9.       Income Taxes

Total income (loss) from continuing operations before income taxes is allocated as follows:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007
Domestic	$(17)	$(39)	$(339)	$(134)
Foreign	57	(118)	(644)	(1,942)
	$40	$(157)	$(983)	$(2,076)

Total income tax was allocated as follows:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007
Continuing operations	$19	$18	$(39)	$(239)
Discontinued operations	—	—	(3)	(12)
Intangible assets	(1)	—	—	—
Shareholders’ equity(deficit):
Other comprehensive income	—	—	—	9
Dividends on preferred shares	—	—	—	3
	$18	$18	$(42)	$(239)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.       Income Taxes (Cont’d)

Income tax expense (recovery) attributable to income consists of:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007
Current:
Domestic	$3	$—	$(2)	$1
Foreign	(7)	5	20	4
	(4)	5	18	5
Portion included in discontinued operations	—	—	(1)	—
	(4)	5	17	5
Future:
Domestic	1	1	(1)	(25)
Foreign	22	12	(59)	(231)
	23	13	(60)	(256)
Portion included in discontinued operations	—	—	4	12
	23	13	(56)	(244)
Total from continuing operations	$19	$18	$(39)	$(239)

The following table reconciles the difference between the domestic statutory tax rate of 30.8% (31.1% in 2008 and 33.1% in 2007) and the effective tax rate used in the determination of net income (loss) from continuing operations:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007
Expense (Recovery) at domestic statutory rate	$12	$(48)	$(306)	$(688)

Increase (reduction) resulting from:
Change in valuation allowance	6	44	150	31
Effect of foreign tax rate differences	(2)	(29)	(97)	(157)
Permanent differences	7	47	92	(10)
Goodwill impairment	—	—	114	608
Other	(4)	4	8	(23)
Expense (Recovery) at effective tax rate	$19	$18	$(39)	$(239)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.                      Income Taxes (Cont’d)

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
Future income tax assets:
Capital and non-capital loss carryforwards	$356	$313
Tax credit carryforwards	3	17
Accounts receivable	10	15
Goodwill and intangible assets	—	26
Pension, postretirement and workers compensation benefits	142	29
Not deductible provision	33	25
Interest limitation	85	57
Investment in subsidiaries	72	—
Other	47	31
	748	513
Future income tax liabilities:
Property, plant and equipment	(264)	(144)
Inventories	(12)	(17)
Goodwill and intangible assets	(129)	—
	(405)	(161)
Valuation allowance	(498)	(375)
Net future income tax liabilities	(155)	(23)
Current portion of:
Future income tax assets	19	14
Future income tax liabilities	—	—
Long term portion of:		—
Future income tax assets	18	6
Future income tax liabilities	(192)	(43)
Net future income tax liabilities	$(155)	$(23)

At December 31, 2009, the Company had NOL carryforwards for income tax purposes of $870 million, of which $57 million can be carried forward indefinitely and $813 million expire between 2010 and 2029. At December 31, 2009, the Company had capital loss carryforwards for income tax purposes in Canada of $603 million which can be carried forward indefinitely.

Moreover, in the United States, the Company had tax benefits on State NOL and State tax credit carryforwards, net of federal tax benefits, of approximately $24 million and $1 million, respectively. These NOL and tax credit carryforwards expire between 2010 and 2029. Limitations on the utilization of these tax assets may apply and the Company has accordingly recorded a valuation allowance against these tax assets in the amount of $25 million.

The December 31, 2009 and 2008 amounts above include a valuation allowance of $426 million and $375 million, respectively, relating to loss carryforwards and other tax benefits since their realization is not more likely than not. The increase in total valuation allowance for the year ended December 31, 2009, is mainly due to an increase of $50 million allocated to income from continuing operations, an increase of $124 million due to a reorganization of the corporate structure, and a decrease of $171 million resulting from COD and fresh start accounting.

As a result of fresh start accounting, any subsequent recognition of $477 million of tax benefits resulting from a reduction in the valuation allowance for future tax assets will be recorded first to reduce to zero any unamortized intangible assets. Any remaining benefit would be recorded as an adjustment to shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.                      Income Taxes (Cont’d)

As a result of our emergence from bankruptcy and COD income triggered by the discharge of Predecessor debt, the future income taxes on the attributes related to NOL carryforwards, capital loss carryforwards; property, plant and equipment and other assets were reduced by approximately $160 million, mainly in the United States. The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because it does not expect those unremitted earnings to reverse and become taxable or deductible to the Company in the foreseeable future, except for future income tax assets of $72 million on investment in subsidiaries on which a full valuation allowance was recorded. Future income taxes will be recognized when the Company expects that it will repatriate these undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time. Determination of the liability is largely dependent on circumstances under which the remittance occurs.

There were no changes in the income tax reserves or related tax uncertainties of the Company at July 31, 2009, upon the adoption of fresh start accounting. At adoption, the Company had approximately $44 million of total unrecognized income tax benefits (“UTBs”).

A reconciliation of the change in gross UTBs balance from August 1, 2009 to December 31, 2009 is as follows, including accrued interest and penalties of $6 million and $1 million respectively, of which $1 million were recognized in the five-month period then ended:

Successor
Federal, Provincial
and Foreign Tax
Balance at July 31, 2009	$127
Increases to tax positions related to prior year	1
Decreases to tax positions related to prior year	(1)
Gross UTBs at December 31, 2009	127
Adjustments to reflect net reporting (1)	(75)
Balance at December 31, 2009	$52

(1) The adjustments of $75 million reflect the amount of UTBs that do not meet the asset recognition criteria.

The total amount of unrecognized tax benefits, if recognized, that will affect the effective tax rate is minimal.

The Company anticipates that UTBs of approximately $11 million will be settled in the next twelve months on positions related to closed tax years. The Company and its subsidiaries file income tax returns with federal and provincial tax authorities in Canada, federal and state tax authorities in the United States as well as tax authorities in its foreign operations in Latin America. With few exceptions, the Company and its subsidiaries are no longer subject to examinations by tax authorities for years before 2005.

As of December 31, 2009, the total amount of UTBs classified as other long-term liabilities was $51 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.               Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007
Basic and diluted
Net income (loss) from continuing operations	$21	$(175)	$(944)	$(1,837)
Net income allocated to holders of preferred shares	—	9	18	23
Net income (loss) from continuing operations available to holders of equity shares	$21	$(184)	$(962)	$(1,860)
Basic and diluted weighted-average number of equity shares outstanding (in thousands)	73,285	205,482	182,644	131,926

Earnings (loss) per share:
Basic and diluted	$0.29	$(0.89)	$(5.26)	$(14.10)

Securities that could potentially dilute Successor earnings per share in the future include 10,723,019 Series I and 10,723,019 Series II warrants.

For the five-month period ended December 31, 2009, the effects of the conversion of preferred shares were excluded from the diluted earnings per share calculation, since their inclusion would be anti-dilutive.

For the seven-month period ended July 31, 2009 and the years ended December 31, 2008 and 2007, the effects of all stock options and convertible preferred shares were excluded from the diluted loss per share calculation, since their inclusion was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.               Inventories

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Raw materials and supplies	$106	$152
Work in process	70	82
	$176	$234

During the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009, inventories of $1,058 million and $1,532 million respectively ($3,457 million in 2008 and $3,989 million in 2007) were expensed through cost of sales. In addition, certain other costs not capitalized to inventory of $40 million and $32 million respectively were expensed to cost of sales ($88 million in 2008 and $92 million in 2007). Write-downs for obsolete materials and supplies of $6 million in 2009 ($8 million in the year ended December 31, 2008 and $9 million in 2007) were included in cost of sales. No reversals of previous write-downs of inventories were recorded during the year ended December 31, 2009 (none for the year ended December 31, 2008).

12.               Property, Plant and Equipment

		Accumulated	Net book
	Cost	depreciation	value
Successor
December 31, 2009
Land	$84	$—	$84
Buildings and leasehold improvements	358	9	349
Machinery and equipment	718	53	665
Projects under development	15	—	15
	$1,175	$62	$1,113
Predecessor
December 31, 2008
Land	$54	$—	$54
Buildings and leasehold improvements	473	157	316
Machinery and equipment	3,094	2,353	741
Projects under development	50	—	50
	$3,671	$2,510	$1,161

Depreciation and amortization of property, plant and equipment included in cost of sales and in selling, general and administrative expenses totaled $53 million and $6 million, respectively for the five-month period ended December 31, 2009 and $107 million and $9 million, respectively for the seven-month period ended July 31, 2009 ($230 million and $10 million, respectively for the year ended December 31, 2008 and $239 million and $11 million, respectively for the year ended December 31, 2007).

As at December 31, 2009, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $44 million ($76 million as at December 31, 2008) and $3 million ($26 million as at December 31, 2008) respectively, for assets held under capital leases mainly for machinery and equipment. Depreciation of property, plant and equipment held under capital leases amounted to $3 million and $4 million for the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009, respectively ($7 million and $1 million for the years ended December 31, 2008 and 2007, respectively).

The Company acquired machinery and equipment through capital leases of $1 million and $5 million for the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009 respectively. These transactions are not included in the investing and financing sections of the Consolidated Statements of Cash Flow.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.               Intangible Assets

The following table summarizes the details of intangible assets:

Successor
December 31,
Customer relationships and contracts	2009
Cost
Balance, August 1, 2009	$389
Adjustment (a)	(1)
Balance, December 31, 2009	388

Accumulated depreciation
Balance, August 1, 2009	—
Amortization	17
Balance, December 31, 2009	17

Foreign currency changes	1
Balance, December 31, 2009	$372

(a)                      Adjustment associated with a subsequent recognition of tax benefits from net operating loss carryforwards existing prior to fresh start that are recorded first to reduce any unamortized intangible assets.

Amortization of intangible assets is included in cost of sales and amounted to $17 million for the five months ended December 31, 2009.

The following table outlines the estimated amortization expense related to intangible assets for the next 5 years as of December 31, 2009:

2010	$43
2011	43
2012	43
2013	37
2014	29
2015 and thereafter	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.               Goodwill

	North	Latin	Discontinued
	America	America	operations	Total
Predecessor
Balance, December 31, 2006	$2,156	$9	$159	$2,324

Goodwill acquired	4	1	—	5
Goodwill impairment (a)	(1,823)	(10)	(166)	(1,999)
Foreign currency changes	5	—	7	12
Balance, December 31, 2007	$342	$—	$—	$342

Goodwill impairment (b)	(341)	—	—	(341)
Foreign currency changes	(1)	—	—	(1)
Balance, December 31, 2008	$—	$—	$—	$—

Successor
Balance, December 31, 2009	$—	$—	$—	$—

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

(a)          The Company completed its annual goodwill impairment testing in the third quarter of 2007. Management determined that the carrying value of goodwill for its European operations (included in discontinued operations) was not recoverable after taking into account financial information such as the potential sale/merger of the European operations. The resulting impairment of such goodwill amounted to its entire carrying value of $166 million.

During the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s other reporting units. As a result, the Company concluded that its goodwill was impaired and a total impairment charge of $1,833 million was recorded for its North American and Latin America reporting units.

(b)         In the fourth quarter of 2008, the Company recorded a charge of $341 million to reflect impairment of the remaining goodwill in its North American reporting unit. The printing services industry continued to be challenged by difficult market trends, largely declining volumes, overcapacity and intense price competition, causing 2008 results for this reporting unit to fall short of expectations. The estimated future cash flows for the North American reporting unit reflected forward revenue and margin expectations which were revised to incorporate these trends, at least in the short term, and this triggered a requirement for a goodwill impairment test for the reporting unit. The resulting fair value of the reporting unit was below its carrying amount including goodwill and the Company performed the second step of the impairment test to determine the amount of any impairment loss. The Company engaged a third-party appraisal firm to determine the implied fair value of the reporting unit, in part based on estimates of future cash flows developed by management, as well as to value the significant tangible and intangible long-lived assets of the reporting unit as part of this impairment calculation.

15.               Restricted Cash

As at December 31, 2009, the Company’s wholly-owned captive insurance company had pledged $51 million ($57 million as at December 31, 2008) of cash as collateral for standby letters of credit issued and in trust in favor of a third-party insurer for future estimated claims relating to U.S. Workers’ Compensation. The standby letters of credit and the corresponding pledge agreements are renewable annually. The cash pledged against the letters of credit is intended for future use and is presented as restricted cash under long-term assets in the Company’s consolidated balance sheet. During 2008, the Company set up a cash collateral account, with a balance of $32 million at December 31, 2008. This amount was reimbursed as part of the Plan (Note 1). In addition, the Company provided CA$10 million ($9 million) (CA$10 million ($8 million) in 2008) in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services. Other cash collateral of $3 million is also included in restricted cash.

The total amount of restricted cash is held in various investments such as money market funds, mutual funds, treasuries and bank deposits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.               Other Assets

The following table summarizes the details of other assets:

		Successor	Predecessor
	Note	December 31, 2009	December 31, 2008
Accrued pension benefit asset	30	$—	$131
Contract acquisition costs		6	71
Deposits		23	35
Long-term receivables		39	65
Derivative financial instruments		3	—
Other		4	32
		$75	$334

17.               Bank Indebtedness

The Company has access to various credit facilities in Latin America of up to $20 million ($17 million as at December 31, 2008). These facilities are denominated in multiple currencies and are cancelable upon notice from the lending institutions. As at December 31, 2009, $2 million ($3 million as at December 31, 2008) was drawn on these facilities. There are no restrictive covenants on these various credit facilities.

18.               Accrued Liabilities

The following table summarizes the details of accrued liabilities:

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Salaries, benefits, bonuses and vacations	$70	$107
Raw materials and rebates	40	56
Volume discount	29	49
Medical and worker’s compensation benefit	21	24
Freight and utilities	21	24
Restructuring reserve	20	16
Contract acquisition costs	12	—
Fixed asset and leases	12	22
Financial liabilities	9	9
Other	46	38
	$280	$345

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.               Long-term Debt

The following table summarizes changes in long-term debt:

			Successor	Predecessor
			December 31,	December 31,
	Note	Maturity	2009	2008
Credit Facility			$383	$—
Revolving bank facility and other short-term lines			—	713
Senior Notes 4.875% and 6.125%			—	600
Senior Notes 9.75%			—	400
Equipment financing credit facility			—	128
Senior Notes 8.75%			—	450
Senior Debentures 6.50%			—	3
			383	2,294
Less:
Long-term debt of Applicants subject to compromise subsequent to January 21, 2008	4		—	(2,294)
			383	—
DIP financing			—	572
Capital leases		2010-2015	70	64
Other debts		2010-2013	7	8
			460	644
Current portion of long-term debt			20	583
Long-term debt			$440	$61

Successor

On July 21, 2009, the Company obtained exit financing comprised of (a) a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million (the “Revolving Credit Facility”) bearing interest at variable rates based on Libor or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5% and (b) a $450 million senior secured term loan (the “Term Loan”), bearing interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%, and which was fully drawn immediately following the Company’s emergence from the Insolvency Proceedings. Together, the Revolving Credit Facility and the Term Loan are referred to as the “Credit Facility”. Amounts borrowed under the Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving Credit Facility, the availability of funds is determined by a borrowing base calculated on percentages of eligible receivables and inventory. The unused portion of the Revolving Credit Facility is subject to a commitment fee of between 0.75% and 1.00% per annum. The Credit Facility is secured by a perfected first-priority security interest and hypothec over substantially all present and after-acquired consolidated assets of the Successor. As of February 25, 2010, the Company had drawn an aggregate amount of $448 million under the Credit Facility.

Worldcolor and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of February 25, 2010, the letters of credit issued under the Revolving Credit Facility amounted to $41 million, maturing at various dates through 2011 and after. These letters of credit reduce the availability under the Revolving Credit Facility. The Credit Facility matures on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, issuance of certain debt, certain extraordinary receipts and change of control. The Term Loan also has mandatory repayment requirements of $3 million in the first year after the issuance date and $33 million in each of the second and third years after the issuance date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.               Long-term Debt (Cont’d)

The Credit Facility provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs), make capital expenditures and pension contributions, as well as for limitations on dividend payments, repurchases of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of a majority of the Credit Facility lenders. The Company has an option to prepay in whole or ratably in part the Term Loan during the first two years after issuance a premium of 1% of the nominal value of the prepaid amount is required.

The Credit Facility agreements also contain certain restrictive financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash fixed charge coverage, as defined in the agreements, as well as minimum liquidity. In addition, under the terms of the Credit Facility, Worldcolor is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring (“EBITDAR”). At December 31, 2009, the Company was in compliance with these financial covenants. Certain terms and conditions must be adhered to by March 31, 2010 related to cash management services. The Company expects to meet these conditions by that date.

At December 31, 2009, mandatory principal repayments on long-term debt, assuming no prepayments were to occur, and minimum capital lease payments are as follows:

	Principal repayments	Capital lease payments
	on long term debt	Principal	Interest	Payment
2010	$6	$14	$4	$18
2011	42	15	3	18
2012	407	14	2	16
2013	1	13	1	14
2014	—	13	—	13
2015 and thereafter	—	1	—	1

Debt financing costs of $76 million related to the Credit Facility were initially applied against the principal balance of the Credit Facility and are being charged to earnings as a financial expense over the term of the Credit Facility. The effective interest rate on the Credit Facility is approximately 14%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.               Unsecured Notes to be Issued

The Company expects to issue $43 million of unsecured notes (“Unsecured Notes” or the “Notes”) bearing cash interest at a rate of 10% per annum or paid-in-kind (“PIK”) interest at a rate of 13% per annum and maturing on July 15, 2013. As at December 31, 2009, the total amount accrued for both principal and interest is $46 million. The Notes are to be issued to creditors of certain of the U. S. Subsidiaries holding general unsecured claims against such U. S. Subsidiaries (categorized as Class 3 claims under the U. S. Plan) once all claims are legally resolved in the U. S. Bankruptcy Court. Each such creditor will receive Unsecured Notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of Unsecured Notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the Unsecured Notes. Management estimates that the allowed amount of Class 3 claims will be approximately $86 million, which would result in the issuance and distribution of $43 million of Unsecured Notes. However, it is not possible at this time to evaluate the final amount of Class 3 claims that will ultimately be allowed by the U. S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted (Note 1), and therefore the Unsecured Notes issued could reach the maximum aggregate principal amount of $75 million. The Unsecured Notes indenture provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, and make investments, dispose of some of their assets, as well as for limitations on dividend payments and repurchases of equity. The Company may redeem all or a portion of the Notes, with all accrued and unpaid interest thereon, at any time on or after July 21, 2010 at redemption prices of 105% in the second year after issuance date, 103% in the third year and 101% in the fourth year. The Company’s option to redeem is contingent on the prior repayment of specified amounts due under the Credit Facility and proportionate repayment of the Class A Convertible Preferred Shares under the restated Articles of Incorporation of the Company. For the five-month period ended December 31, 2009, the effective interest rate on the unsecured notes to be issued was 13% and the Company recorded PIK interest expense of $3 million.

21.               Other Liabilities

The following table summarizes the details of other liabilities:

		Successor	Predecessor
	Note	December 31, 2009	December 31, 2008
Accrued pension benefit liability	30	$339	$59
Postretirement benefits	30	60	67
Reserve for tax uncertainties		51	—
Workers’ compensation and post employment		37	46
Derivative financial instruments		—	32
Deferred gain on property, plant and equipment disposal		—	30
Other		28	65
Total Other Liabilities		515	299

Less Other liabilities subject to compromise:
Derivative financial instruments		—	32
Reserve for environmental matters		—	5
Other		—	16
		—	53
		$515	$246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.               Capital Stock and Contributed Surplus

	Successor		Predecessor
	December 31, 2009		December 31, 2008		December 31, 2007
(Thousands of shares)	Number	Amount	Number	Amount	Number	Amount

Common Shares (a)	73,285	$534	—	$—	—	$—
Warrants - Series I (b)	10,723	57	—	—	—	—
Warrants - Series II (b)	10,723	37	—	—	—	—
Multiple Voting Shares	—	—	46,987	93	46,987	93
Subordinate Voting Shares	—	—	154,642	1,289	85,585	1,151
Redeemable First Preferred Shares - Series 3
- Classified as Shareholders’ equity	—	—	12,000	213	12,000	213
Total Capital Stock		$628		$1,595		$1,457

Redeemable First Preferred Shares - Series 5
- Classified as Liability	—	$—	1,696	$35	7,000	$179
Class A Convertible Preferred Shares - Classified as Liability (c)	12,500	98	—	—	—	—
Total Preferred Shares Classified as Liability		$98		$35		$179

Conversion option on Class A Convertible Preferred Shares - Classified as contributed surplus (c)		$54		$—		$—

Successor

(a)          Common Shares

The Company is authorized to issue an unlimited number of Common Shares and, as of the Effective Date, 73,285,000 Common Shares were issued in escrow to Computershare Trust Company of Canada, as escrow agent (“the Escrow Agent”).

(b)         Warrants

On the Effective Date, 10,723,019 Series I warrants and 10,723,019 Series II warrants (collectively, the “Warrants”), were issued in escrow to the Escrow Agent. The Warrants are exercisable for an equal number of Common Shares subject to the volume-weighted average trading price, during a 30-day period, of the Common Shares being greater than or equal to $13.00 for Series I and greater than or equal to $16.30 for Series II, at an exercise price of $0.01. The Warrants expire on July 20, 2014. These Warrants are considered equity instruments and have been classified as capital stock. They were measured at inception at their estimated fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.                 Capital Stock and Contributed Surplus (Cont’d)

(c)          Preferred Shares

The Company is authorized to issue a maximum of 12,500,000 Class A convertible preferred shares (the “Preferred Shares”). On the Effective Date, the Company issued in escrow to the Escrow Agent, 12,500,000 Preferred Shares with a nominal value of $100 million. Fixed preferential cumulative cash dividends accrue on the Preferred Shares at a basic rate of 10% per annum payable quarterly. The applicable dividend rate on the Preferred Shares escalates based on certain triggering events up to a maximum rate of 19% per annum, the most significant of which is a 5% increase to an annualized dividend rate of 15% upon non-payment of the cash dividends in any given quarter, with the rate reverting to 10% per annum once the Company pays in full its next quarterly dividend on the Preferred Shares as well as all accrued and unpaid dividends. The Preferred Shares (including any cumulative unpaid dividends) may be converted at any time at the option of the holder (i) during the first five years following the Effective Date, on a one-for-one basis (subject to certain adjustments) into Common Shares based upon a Common Share price of $8.00 per share and (ii) after the fifth anniversary of the Effective Date, into a variable number of Common Shares based upon the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) during a 60-day reference period (subject to certain adjustments). The Preferred Shares are redeemable at any time at the option of the Company, subject to a holder’s right during the five years after issuance to convert its Preferred Shares into Common Shares at the applicable ratio instead of having such shares being redeemed. In addition, subject to applicable law and restrictions in the Company’s Credit Facility, the Company is required either to (i) make mandatory quarterly redemptions of Preferred Shares with any excess cash as permitted under the Credit Facility proportionate to repurchases of Unsecured Notes (Note 20) or (ii) permanently increase the dividend rate applicable to the Preferred Shares by 2% per annum. The redemption and liquidation price of the Preferred Shares is $8.00 per share plus all accrued and unpaid dividends (subject to certain adjustments). The Company’s option to redeem is also contingent on the prior repayment of specified amounts under the Credit Facility. There is no fixed maturity date for the Preferred Shares. Holders of the Preferred Shares are generally entitled to vote on all shareholder matters with holders of the Common Shares on an “as converted” basis and are entitled to elect up to two additional Board members upon the occurrence of certain triggering events. At inception, the Preferred Shares were classified as compound financial instruments, with a portion of the Preferred Shares classified as a liability with a value amounting to $94 million and a conversion option recorded as contributed surplus with a value of $54 million. Subsequently, the debt portion is accounted for using the effective interest method. The effective interest rate on the Preferred Shares is approximately 16% and resulted in interest expense of $8 million for the 5 months ended December 31, 2009. As at December 31, 2009, the dividends in arrears on the Preferred Shares were $7 million, of which $5 million were paid on February 5, 2010, (Note 34) and were included in accrued liabilities.

As of December 31, 2009, 65,044,123 Common Shares, all Preferred Shares and 6,052,303 Series I warrants and 6,052,303 Series II warrants were released from escrow. On February 17, 2010, an additional 186,568 Common Shares, 105,727 Series I warrants and 105,727 Series II warrants were released from escrow. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once claims are resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to Worldcolor.

Shareholder Rights Plan

On August 20, 2009, the Company adopted a shareholder rights plan (the “Original Rights Plan”) to encourage the fair treatment of shareholders in a takeover offer for the Company. The Original Rights Plan, in effect, allowed holders of common shares to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 20% or more of the shares of the Company in a transaction that was not a permitted bid under the Original Rights Plan. The rights under the Original Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Original Rights Plan were not triggered by purchases of shares made pursuant to a take-over bid made to all shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Original Rights Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.               Capital Stock and Contributed Surplus (Cont’d)

On February 19, 2010, the Company enacted a new shareholder rights plan (the “Rights Plan”) to replace the Original Rights Plan which terminated in accordance with its terms on February 20, 2010. The Rights Plan is designed to encourage the fair treatment of shareholders in a takeover offer for the Company and to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. All outstanding rights issued thereunder shall terminate if the Rights Plan is not confirmed by a majority of shareholders at a special meeting of the Company to be held within six months of its adoption. The Rights Plan, in effect, allows holders of Common Shares and Preferred Shares (collectively, the “Voting Shares”) to purchase additional Common Shares from the Company at a 50% discount to the prevailing market price on the occurrence of certain triggering events, including acquisition by a person or group of persons of 15% or more of the outstanding common shares or of the outstanding Voting Shares of the Company in a transaction that is not a permitted bid under the Rights Plan. The rights under the Rights Plan would not be exercisable by the acquiring person or group of persons. The rights under the Rights Plan are not triggered by purchases of shares made pursuant to a take-over bid that is made to all shareholders on identical terms by way of a take-over circular prepared in compliance with applicable securities laws, and certain other conditions set out in the agreement signed to implement the Rights Plan.

The proposed acquisition of the Company by Quad/Graphics, Inc. (Note 34) constitutes an exempt transaction under the Rights Plan and so will not trigger the Rights Plan.

23.               Stock-Based Compensation

Successor

After emergence from bankruptcy protection, the Board of Directors of the Company (the “Board”) approved a new restricted share unit plan (the “RSU Plan”) and the amended and restated deferred share unit plan (the “DSU Plan”) in order to allow directors, executive officers and eligible employees to participate in the long-term success of the Company and promote a greater alignment of their interests with the interests of the Company’s shareholders. The RSU Plan and DSU Plan are collectively referred to as the “Share Unit Plans”.

RSUs and DSUs are units equivalent in value to shares and additional RSUs or DSUs may be earned in payment of amounts equivalent to the amount of dividends paid on shares. The cash redemption value of each RSU and DSU is equal to the volume-weighted average trading price of the Company’s Common Shares on the TSX over the five trading days preceding the redemption date. Currently, Common Shares of the Company may not be issued in connection with a redemption of RSUs or DSUs. Subject to receipt of shareholder approval, the settlement of DSUs by way of issuance of Common Shares from treasury would be permitted.

RSUs vest in accordance with the terms specified at the time of each grant ranging from 1 to 39 months and will be redeemed for cash on the last business day of the third year following the year in which the grant was made or earlier if so determined by an authorized committee of the Board or if an acceleration event occurs, such as a change in control of the Company.

Under the DSU Plan, each independent director will be credited with DSUs in satisfaction of all or a portion of the cash fees otherwise payable to them quarterly for serving as a director of the Company. At a minimum, 50% of each independent director’s annual retainer will be satisfied in the form of DSUs. The independent director can elect to receive the remaining 50% in any combination of cash and/or DSUs. DSUs may also be granted to other participants under terms established by the compensation committee of the Board, which may also determine vesting schedules and conditions with respect to DSUs. Prior to receipt of shareholders’ approval at the next annual shareholders’ meeting, within a specified period after a director ceases to be a member of the Board or an employee ceases to be employed by the Company, DSUs will be redeemed for cash. Subject to receipt of shareholder approval at the next annual shareholders’ meeting, the directors and other participants will have the choice at the time of redemption to receive the redemption value of the DSUs in cash or in Common Shares.

Under the Share Unit Plans, the following grants were approved in the five-month period ended December 31, 2009:

•                  The Company made an initial grant of 156,233 DSUs, which vested immediately, to the independent directors based on their annual retainer fees and a further 168,718 DSUs to executive officers which will vest in twelve equal installments ending in September 2010, or earlier if an acceleration event occurs. Independent directors have earned the right to an additional 22,105 DSUs for their services during the third quarter which have been granted on October 1, 2009 and 22,621 DSUs for their services during the fourth quarter which have been granted on January 1, 2010.

•                  In September 2009, the Company granted to executive officers 819,023 RSUs which will vest in accordance with the term specified for each grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.               Stock-Based Compensation (Cont’d)

The compensation cost related to RSUs and DSUs of $7 million was included in selling, general and administrative expenses for the five-month period ended December 31, 2009 and was included in accrued liabilities.

The weighted average grant date fair value per unit of the RSUs and DSUs granted during the period was $8.97 and $8.93 respectively.

The following table summarizes RSUs outstanding at December 31, 2009:

	Successor
	December 31, 2009
	Unvested	Vested
(thousands of units)	Units	Units
Balance as of August 1, 2009	—	—
Granted	819	—
Vested	(143)	143
Balance as of December 31, 2009	676	143

The following table summarizes DSUs outstanding at December 31, 2009:

	Successor
	December 31, 2009
	Unvested	Vested
(thousands of units)	Units	Units
Balance as of August 1, 2009	—	—
Granted	169	178
Vested	(43)	43
Balance as of December 31, 2009	126	221

As of December 31, 2009, the total compensation cost related to unvested awards under the Share Unit Plans that have not yet been recognized is $5 million and the weighted-average period over which the total compensation cost related to such unvested awards, that have not yet been recognized, is expected to be 1.7 years.

Predecessor

(a)          Stock option plan

As described in Note 1, all of the Predecessor’s Capital Stock was eliminated pursuant to the Plan and therefore, all of the Company’s outstanding stock options were cancelled for no consideration and all the then existing stock-based compensation plans were terminated on July 21, 2009. In the consolidated statement of income (loss) for the Predecessor for the period ended on July 31, 2009, the Company recorded an expense of $1 million as a result of the cancellation of the outstanding stock options on the Effective Date.

The stock option plan was terminated in 2008, but it remained in force for all options that were outstanding at the time of termination. No options were granted in 2008 before the termination of the stock option plan. The weighted average fair value of options granted during 2007 was $4.02 and was estimated using binomial and trinomial option pricing models. The following weighted average assumptions were used:

Predecessor
2007
Risk-free interest rate	4.78%
Dividend yield	Nil
Expected volatility	32.71%
Expected life	4.25 years

Volatility is based on historical volatility calculated from grant date to the anticipated exercise date on issues of options over a period of 4.25 years which is estimated to be the life of the options. The risk-free interest rate is based on the yield of 4- and 5-year Treasury bonds issued in Canada and 3- and 5-year treasury bonds issued in the United States. Dividend yield is based on the expected yield of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.     Stock-Based Compensation (Cont’d)

In 2008, compensation expense of $1 million ($4 million in 2007) was recognized with a corresponding increase in contributed surplus. The number of stock options outstanding fluctuated as follows:

	Predecessor
	Five months ended		For the year ended December 31,
	July 31, 2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Balance, beginning of year	5,070,900	$20.29	6,942,451	$23.47	7,772,300	$19.70
Granted	—	—	—	—	100,000	11.78
Exercised	—	—	—	—	(22,500)	10.62
Forfeited	—	—	(937,885)	15.23	(839,755)	12.12
Expired	(524,783)	29.14	(933,666)	23.37	(67,594)	22.72
Cancelled	(4,546,117)	21.33	—	—	—	—
Balance, end of year	—	$—	5,070,900	$20.29	6,942,451	$23.47
Options exercisable, end of period	—	$—	3,035,456	$22.07	3,984,005	$25.90

The number of unvested options outstanding fluctuated as follows:

	Predecessor
	Five months ended		For the year ended December 31,
	July 31, 2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		grant-date		grant-date		grant-date
	Options	fair value	Options	fair value	Options	fair value
Balance, beginning of year	2,035,444	$4.10	2,958,446	$4.13	4,681,141	$3.89
Granted	—	—	—	—	100,000	4.02
Vested	—	—	(507,362)	4.68	(1,037,515)	4.07
Forfeited	—	—	(415,640)	3.56	(785,180)	2.78
Cancelled	(2,035,444)	4.10	—	—	—	—
Balance, end of period	—	$—	2,035,444	$4.10	2,958,446	$4.13

(b)   Employee share purchase plans

In January 2008, the Company cancelled the Employee Stock Purchase Plan (“ESPP”) in the United States and the Employee Share Investment Plan (“ESIP”) in Canada for eligible employees. The total number of shares issued to employees for these two plans was nil in 2008 (840,853 in 2007) and 181,721 shares were purchased on the market in 2007, which represented compensation expense of nil in 2008 ($1 million in 2007).

(c)   Other stock-based compensation plans

In February 2008, the Company terminated its Deferred Stock Unit plan (“DSU plan”) which was established for the benefit of the Company’s directors. As of December 31, 2008, the number of units outstanding under this plan was 554,718 (554,718 in 2007), which represented a compensation expense (recovery) of $(1) million in 2008 (recovery of $1 million in 2007). No new units were granted during 2008. The weighted average grant date fair value for units granted was $4.18 in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Stock-Based Compensation (Cont’d)

In January 2005, the Company put in place a Deferred Performance Share Unit plan (“DPSU plan”). The DPSU plan was for the benefit of the Company’s senior management and key managers. As of December 31, 2008, 7,784 units were outstanding (8,121 units in 2007) under the initial DPSU plan, which represented a negligible compensation expense in both 2008 and 2007.

The application of the DPSU plan was suspended for the 2006 financial year, given that a special compensation arrangement was implemented for such year. As of December 31, 2008, 269,700 units were outstanding (316,513 units in 2007) under the special DPSU plan, which represented a negligible compensation expense in both 2008 and 2007. The weighted average grant date fair value for units granted during the year 2007 was $11.12.

The application of the DPSU plan was also suspended for the year 2007, and no stock based compensation has replaced the DPSU plan for that period. The plan was terminated in 2008.

24.     Accumulated Other Comprehensive Income (Loss)

The following table presents changes in the carrying amount of accumulated other comprehensive income (loss):

	Translation	Cash flow
	adjustment	hedges	Total
Predecessor
Balance, December 31, 2006	$(83)	$—	$(83)
Change in accounting policy- Financial Instruments, net of income taxes	—	(7)	(7)
Other comprehensive income (loss), net of income taxes	(105)	15	(90)
Balance, December 31, 2007	$(188)	$8	$(180)
Other comprehensive income (loss), net of income taxes	424	(7)	417
Balance, December 31, 2008	$236	$1	$237
Other comprehensive income (loss), net of income taxes	(85)	(1)	(86)
Balance, July 31, 2009	$151	$—	$151
Fresh start adjustments	(151)	—	(151)
Successor
Balance, Juy 31, 2009, Successor	$—	$—	$—
Other comprehensive income, net of income taxes, August 1 to December 31, 2009	6	—	6
Balance, December 31, 2009	$6	$—	$6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.     Income Taxes on Components of Other Comprehensive Income (Loss)

The following table presents the income taxes on components of other comprehensive income (loss):

	Successor	Predecessor
	Five months	Seven months
	ended	ended
	December 31,	July 31,	Year Ended December, 31
	2009	2009	2008	2007
Income tax on unrealized gain (loss) on foreign currency translation adjustment	$—	$—	$—	$(2)
Income tax on unrealized net loss on derivative financial instruments related to cash flow hedges	—	—	(1)	(4)
Income tax on reclassification of realized net loss on derivative financial instruments to the statement of income	—	—	1	(3)
	$—	$—	$—	$(9)

26.    Financial Instruments

Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable, deposits, bank indebtedness, trade payables and accrued liabilities, and amounts owing in satisfaction of bankruptcy claims, approximate their fair values because of the short-term nature of these items. The carrying value of restricted cash also approximates its fair value.

The following table summarizes the book value and fair value at December 31, 2009 and 2008 of those financial instruments having a fair value different from their book value. The fair values of the financial assets and liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity, adjusted to take into account specific characteristics of the instrument.

		2009		2008
	Note	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:
Long-term receivables (1)	16	$39	$39	$65	$65

Financial liabilities:
Long-term debt (1)	19	$460	$507	$644	$615
Redeemable First Preferred Shares - Series 5	22	—	—	35	—
Class A Convertible Preferred Shares (2)	22	103	113	—	—

(1)   Includes current portion.

(2)   Includes current portion of $5 million recorded in accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.     Financial Instruments (Cont’d)

The carrying amounts of derivative financial instruments are equal to their fair value. The following table summarizes financial assets and liabilities fair valued on a recurring basis:

		Fair value measurements at reporting date using :
		Quoted prices in		Significant
		active markets for	Significant other,	unobservable
	December 31,	identical assets	observable inputs	inputs
	2009	(level 1)	(level 2)	(level 3)
Cash and cash equivalents	36	36	—	—
Restricted cash	63	63	—	—

Risks arising from financial instruments

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from credit losses that could result from defaults by customers and counterparties when using financial instruments. The Company is exposed to credit risk with respect to its cash equivalents, accounts receivable, deposits, other long-term receivables and derivative financial instruments.

The Company’s risk management policies are, established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are, reviewed regularly to reflect changes in market conditions and the Company’s activities. From its use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, which comprises foreign exchange risk and commodity risk, as well as interest rate risk.

Risk management strategies are likely to evolve in response to future conditions and circumstances, including the effects and consequences resulting from the recent economic recession. These future strategies may not fully insulate the Company in the near term from adverse effects, the most significant of which relate to liquidity and capital resources as well as exposure to credit losses.

Credit risk

The Company, in the normal course of business, continuously monitors the financial condition of its customers, reviews the credit history of each new customer and generally does not require collateral. As at December 31, 2009, no customer balance represented more than 7% (4% in 2008) of the Company’s consolidated accounts receivable and the Company’s 10 largest customers accounted for 26% (25% in 2008) of consolidated revenues. In addition, 73% (72% in 2008) of the Company’s accounts receivable as at December 31, 2009 were not considered past due.

The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information relating to the state of the economy and that amounted to $42 million as at December 31, 2009 ($60 million - December 31, 2008). As at December 31, 2009, the weighted average life of customer accounts receivable was 56 days (2008 - 54 days). The Company has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the receivables at December 31, 2009 that are not past due to be high.

The Company believes that the diversity of its products and services as well as the diversity of its customer base are significant factors in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk. However, global economic conditions affect the Company’s customer businesses and the markets they serve. The recent unprecedented credit crisis and global economic weakness have resulted in constrained advertising spending and, in certain cases, customer financial difficulties in North America, which could hinder the Company’s ability to collect amounts owed by customers. This credit exposure increases with a continued lack of liquidity in the capital markets and a sustained period of difficult economic conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.     Financial Instruments (Cont’d)

The following tables show the aging of accounts receivable and the continuity of the allowance for doubtful accounts.

Accounts receivable aging

	December 31, 2009	December 31, 2008
Current	$424	$481
1-30 days overdue	87	105
31-90 days overdue	24	25
More than 90 days overdue	48	60
	583	671
Allowance for doubtful accounts	(42)	(60)
Other receivables	21	83
	$562	$694

Allowance for doubtful accounts

	December 31, 2009	December 31, 2008
Balance, beginning of year	$60	$44
Bad debt expense (1)	12	27
Business disposals	—	(6)
Write down and other (2)	(30)	(5)
Balance, end of year	$42	$60

(1)   For 2009, includes 7 months of Predecessor of $8 million and 5 months Successor of $4 million.

(2)   For 2009, includes 7 months of Predecessor of ($16 million) and 5 months Successor of ($14 million).

In addition to the above, the Company is exposed to credit losses resulting from defaults by counterparties in regards to cash equivalents, deposits, other long-term receivables and derivative financial instruments. To mitigate this risk, counterparties to derivative financial instruments, either foreign or Canadian, must have a minimum rating of A or its equivalent on long-term unsecured term debt from at least two rating agencies (Standard & Poor’s, Moody’s or DBRS) and are subject to concentration limits.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 and in connection with the emergence from the bankruptcy protection, the Company secured on July 21, 2009 an $800 million Credit Facility. Management believes that with the implementation of the Plan and the availability of the Credit Facility, the Company will be able to meet its financial obligations for the foreseeable future. The credit facility agreement contains certain restrictive financial and other covenants (Note 19).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.     Financial Instruments (Cont’d)

The following table presents the financial obligations of the Company:

						2015 and
	2010	2011	2012	2013	2014	thereafter	Total
Credit Facility(1)	$2	$41	$406	$—	$—	$—	$449
Unsecured notes to be issued	—	—	—	46	—	—	46
Other long term debt	4	1	1	1	—	—	7
Capital leases	14	15	14	13	13	1	70
Interest payments on other long-term debt and capital leases (2)	6	5	3	1	1	—	16
Interest payments on Credit Facility(2)	40	39	23	—	—	—	102
Operating leases	46	33	29	25	19	79	231
Capital asset purchase commitments	23	5	—	—	—	—	28
Dividend on Preferred shares	5	—	—	—	—	—	5
Preferred shares(3)	—	—	—	—	—	—	—
Total contractual cash obligations	$140	$139	$476	$86	$33	$80	$954

(1)   Assumes mandatory repayments and no exercise of the prepayment option by the Company and no repayment under the mandatory excess cash flow repayment clause.

(2)   Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to its contractual term, assuming no repayment under the mandatory excess cash flow repayment clause, and using the outstanding balance as at December 31, 2009.

(3)   Assumes no exercise of the prepayment option by the Company. In the event the holders exercise their conversion option, there would be no cash outflows for the portion converted.

The table above does not include any amounts for expected pension contribution in the future (Note 30) or payments for tax uncertainties recorded in accordance with accounting guidance on uncertainties in income taxes (Note 9).

Foreign exchange risk

The Company has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, and other assets and liabilities. A change in the currency exchange rate between the Canadian and the US dollar could have a material effect on its consolidated results of operations, financial position or cash flow.

The Company is exposed to foreign exchange risk primarily as a result of revenues and expenses denominated in US dollars in its Canadian operations and revenues and expenses denominated in CA dollars in the US functional currency operations of the Company. Monetary balances denominated in foreign currencies as at December 31, 2009 and 2008 were as follows:

	2009		2008
	US $	CA $	US $	CA $
Net cash, cash equivalents and bank indebtedness	1	10	1	—
Accounts receivable	14	—	17	—
Trade payables and accrued liabilities	1	1	5	—
Debt	—	—	566	—

With regards to the CAD denominated monetary balances or USD denominated monetary balances in Canadian operations, assuming all other variables remain constant, a 5% strengthening of the US dollar over the CA dollar would not have a material effect on net income (loss).

The Company periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the US dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at December 31, 2009 covered a notional quantity of $17 million in Canada and expire, between January 2010 and July 2010. The net monetary items denominated in foreign currencies are not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.     Financial Instruments (Cont’d)

Commodity risk

The Company is exposed to a financial risk related to fluctuations in natural gas prices. The Company manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts. Contracts outstanding at December 31, 2009 covered a notional quantity of 327,000 gigajoules in Canada and 2,114,000 MMBTU in the United States and expire between January 2010 and December 2010.

In regards to commodity swap agreements in place, assuming all other variables remain constant, a $1 increase or decrease in the price of natural gas would not have a material impact on net income (loss) and other comprehensive income (loss).

The Company is also exposed to a financial risk related to fluctuations in paper and ink prices. To reduce this risk, the contracts with its largest customers generally include price adjustment clauses based on the costs of paper and ink.

Interest rate risk

The Company is exposed to interest rate fluctuations as a result of its long-term debt. The floating rate portion of its long-term debt represents approximately 87% of the total. However, the interest rate on this debt is subject to a LIBOR floor of 3% and will not begin to fluctuate until LIBOR exceeds that percentage. As at December 31, 2009 LIBOR was significantly lower than the floor of 3%. Therefore, a 1% fluctuation in LIBOR would not result in any change to the interest rate applicable to long term debt.

27.     Capital and Liquidity Management

The Company’s objectives when managing capital are:

•      to ensure sufficient liquidity to fund its operations;

•      to preserve its financial flexibility in order to benefit from potential opportunities as they arise, while at the same time taking a conservative approach towards financial leverage and management of financial risk; and

•      to maintain or improve its credit rating to facilitate access to capital markets when necessary at competitive interest rates.

Management defines capital as shareholders’ equity, excluding accumulated other comprehensive income, plus net long-term debt. Net long-term debt includes long-term debt, less cash and cash equivalents. To maintain or adjust the capital structure, the Company may also repurchase existing shares, issue new shares or long-term debt, or sell assets to adjust to changes in economic conditions and the risk characteristic of the underlying assets. As previously explained, the Company has also adopted a shareholder rights plan to protect shareholders from unfair or abusive takeover strategies.

The Company’s primary sources of liquidity are funds generated from operations, and as required, draws under credit facilities. At February 25, 2010, the Company had not borrowed under its $350 million Revolving Credit Facility and letters of credit for $41 million have been issued under the Revolving Credit Facility as at February 25, 2010, such amount reducing the availability under the Revolving Credit facility. The Company monitors and manages liquidity by preparing and updating annual budgets as well as maintaining compliance with terms of financing agreements.

As explained in Note 19, the Company’s Credit Facility provides for restrictions to, among other things, incur additional debt, make investments, dispose of assets, and make capital investments, as well as for limitations on dividend payments, repurchase of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of the majority of the Credit Facility lenders. The credit facility agreement contains certain restrictive financial and other covenants (Note 19).

See Note 34 - Subsequent Events regarding the announced acquisition of the Company by Quad/Graphics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.     Supplementary Cash Flow Information

	Successor	Predecessor
As of December 31,	2009	2008	2007
Cash	$36	$98	$49
Cash equivalents	—	111	12
Cash and cash equivalents	$36	$209	$61

	Successor	Predecessor
	Five months	Seven months
	ended	ended
	December 31,	July 31,	Year Ended December, 31
	2009	2009	2008	2007
Interest payments	$18	$28	$42	$128
Dividends paid on preferred shares classified as liability	—	—	—	6
Income tax paid (net of refund)	2	5	7	(9)

29.     Commitments, Contingencies and Guarantees

Leases

The Company rents premises, machinery and equipment under operating leases, which expire at various dates up to 2022 and for which minimum lease payments total $231 million.

Annual minimum payments under these leases are as follows:

2010	$46
2011	33
2012	29
2013	25
2014	19
2015 and thereafter	79

Rental expenses for operating leases were $49 million, $53 million and $81 million for the years 2009, 2008 and 2007, respectively.

Machinery and equipment

As at December 31, 2009, the Company had commitments to purchase four new presses for its North American and Latin American segments for a total amount of $51 million, of which $28 million was already disbursed and the remaining amount of $23 million is due to be paid in 2010 and 2011. The Company also entered into agreements related to other equipment expenditures for its North American segment, of which related future payments will amount to approximately $4 million in 2010 and $1 million in 2011.

Environment

The Company is subject to various laws, regulations and government policies principally in North America and Latin America, relating to health and safety, and to the generation, storage, transportation, disposal of hazardous substances and in regards to environmental releases of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company’s competitive or consolidated financial position.

Litigation

The Company is party to litigation arising in the normal course of operations. The Company does not expect the resolution of such matters to have a material adverse effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.     Commitments, Contingencies and Guarantees (Cont’d)

Guarantees

Significant guarantees the Company has provided to third parties include the following:

Business and real estate disposals

In connection with certain disposals of businesses or real estate, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events that have occurred prior to the sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at December 31, 2009. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt Agreements

Under the terms of certain debt agreements, the Company has to indemnify the other parties against changes in regulation relative to withholding taxes. These indemnification obligations extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. The Company is not aware of any changes in regulation relative to withholding taxes that would trigger these indemnification obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.     Pension and Other Postretirement Benefits

The Company has several defined benefit pension plans and defined contribution plans covering substantially all of its employees. In addition, the Company provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employees’ active service period.

The effective dates of the most recent actuarial valuations for funding purposes were December 31, 2008 and January 1, 2009, and the date of the next required actuarial valuation are December 31, 2009 and January 1, 2010.

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Canadian and the US Pension Plan Committees have approved investment policies for the different pension plans that establish long-term asset mix targets based on several factors including: historical returns achieved by worldwide investment markets, the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to provide an appropriate risk-adjusted long-term return on plan assets. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies and investment returns and risks are monitored on an ongoing basis. In addition, the Company’s Canadian pension plans partly hedge their exposure to foreign currency risk. Derivatives are used to hedge 50% of the exposure to the US dollar, the Euro, the British pound and the Japanese yen. Gains or losses on the derivatives are offset by a corresponding change in the CA$ value of the hedged assets. Derivatives are strictly used for hedging purposes and not speculative purposes.

The target allocations for plan assets on a weighted-average basis are 62% percent equity securities, 35% percent fixed-income, and 3% percent for other types of investments. Equity investments are diversified by country, issuer and industry sector. Fixed income securities consist of government bonds and corporate bonds from diversified industries. Other types of investments consist of currency forward contracts, fixed income futures contracts and real estate funds.

The expected long-term rate of return on assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. Expected long-term rates of return are developed based on long-term historical averages, current expectations of future returns and anticipated inflation rates. The expected long-term rate of return on plan assets is then calculated by weighting each asset class. To the extent that individual pension plans have different target asset mixes, the expected long-term rate of return on assets may differ across plans.

The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality (AA) corporate bond yields and matched-funding yield curve analysis as of the measurement date.

As part of fresh start accounting, the Company changed the method of calculating the expected return on plan assets from market-related value to fair value. The Company also changed its measurement date to measure the defined benefit plan assets and the projected benefit obligation from September 30 to December 31.

As a result of the Company adopting fresh start accounting, its defined benefit plans, as well as the postretirement benefit plans, were remeasured at their fair value as at July 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.     Pension and Other Postretirement Benefits (Cont’d)

The following table is based on a December 31 measurement date for the Successor and September 30 for the Predecessor. The table provides a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the five months ended December 31, 2009, the seven months ended July 31, 2009 and the fiscal year ended December 31, 2008, and a statement of the funded status as at July 31, 2009 and December 31, 2009 and 2008.

	Pension			Postretirement
	Benefits			Benefits
	Successor	Predecessor		Successor	Predecessor
	December 31,	July 31,	December 31,	December 31,	July 31,	December 31,
	2009	2009	2008	2009	2009	2008

Changes in benefit obligations
Benefit obligation, beginning of period	$895	$731	$999	$60	$54	$62
Service cost	2	3	7	—	1	1
Interest cost	21	30	52	2	2	4
Plan participants’ contributions	1	2	3	—	1	1
Plan amendments	—	(30)	—	—	—	—
Divestitures	—	—	(115)	—	—	—
Curtailment gain	—	—	(1)	—	(4)	—
Settlement gain	—	—	(2)	—	—	—
Actuarial loss (gain)	13	153	(109)	4	8	(7)
Benefits paid	(22)	(36)	(48)	(2)	(4)	(5)
Elimination of early measurement date	—	14	—	—	1	—
Foreign currency changes	7	28	(55)	—	1	(2)

Benefit obligation, end of period	$917	$895	$731	$64	$60	$54

Changes in plan assets
Fair value of plan assets, beginning of period	$558	$559	$795	$—	$—	$—
Actual return on plan assets	50	(7)	(117)	—	—	—
Employer contributions	7	18	46	2	3	4
Plan participants’ contributions	1	2	3	—	1	1
Divestitures	—	—	(73)	—	—	—
Benefits paid	(22)	(36)	(48)	(2)	(4)	(5)
Settlement loss	—	—	(2)	—	—	—
Foreign currency changes	5	22	(45)	—	—	—

Fair value of plan assets, end of period	$599	$558	$559	$—	$—	$—

Reconciliation of funded status
Funded status	$(318)	$(337)	$(172)	$(64)	$(60)	$(54)
Unrecognized past service cost (benefit)	—	(19)	13	—	(9)	(10)
Unrecognized actuarial (gain) loss	(21)	434	228	4	5	(4)
Adjustment for fourth quarter contributions	—	—	3	—	—	1

Net amount recognized	$(339)	$78	$72	$(60)	$(64)	$(67)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.     Pension and Other Postretirement Benefits (Cont’d)

The following table presents the benefit obligations, the fair value of plan assets and the funded status as of December 31, 2009 and 2008, for plans that were not fully funded:

	Pension		Postretirement
	Benefits		Benefits
	Successor	Predecessor(1)	Successor	Predecessor(1)
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
Benefit obligations	$(917)	$(720)	$(64)	$(54)
Fair value of plan assets	599	548	—	—
Funded status - plan deficit	$(318)	$(172)	$(64)	$(54)

(1)          The measurement date was September 30, 2008. If the Company had used a measurement date of December 31, 2008, the unfunded status would have been a plan deficit of $325 million (composed of a benefit obligation of $818 million, and a fair value of plan assets of $493 million).

The amounts recognized at December 31, 2009 and December 31, 2008 were as follows:

		Pension		Postretirement
		Benefits		Benefits
		Successor	Predecessor	Successor	Predecessor
		December 31,	December 31,	December 31,	December 31,
	Note	2009	2008	2009	2008
Accrued pension benefit liability	21	$(339)	$(59)	$(60)	$(67)
Accrued pension benefit asset	16	—	131	—	—
Net amount recognized		$(339)	$72	$(60)	$(67)

The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

	Successor	Predecessor
	December 31,	December 31,
Asset category	2009	2008
Equity securities	62%	59%
Debt securities	35	38
Real estate and others	3	3

In 2009, at the measurement date, the plan assets do not include equity securities of the Company and related parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.               Pension and Other Postretirement Benefits (Cont’d)

Pursuant to FASB ASC 715 - 20, which provides guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan, the Company’s disclosures relating to fair value measurements have been made prospectively. The following table presents the fair value of plan assets, as at December 31, 2009, by major category, the level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

		Fair Value Measurements at December 31, 2009
		Quoted Prices in		Significant
		Active Markets for	Significant	Unobservable
		Identical Assets	Observable Inputs	Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$2	$2	$—	$—
Fixed Income (a)
Canadian Issuers	70	—	70	—
US Issuers	151	—	151	—
Equities (b)
Large Cap
Canadian Equities	43	43	—	—
US Equities	187	178	6	3
Small Cap
Canadian Equities	12	—	12	—
US Equities	18	18	—	—
International Equities	106	62	44	—
Real Estate (c)	8	—	8	—
Others (d)	2	—	1	1
Total	$599	$303	$292	$4

(a)          This category consists of bonds and short-term fixed income securities fair valued based on a compilation of primarily observable market information or broker quotes in over-the-counter markets.

(b)         The fair value of equity investments is based on quoted prices in an active market. The fair value of the equity pooled funds categorized as Level 2 is based on the funds’ Net Asset Value (NAV) established by the funds’ administrator. Pooled funds which include withdrawal restrictions are categorized as Level 3 and are also valued at the NAV.

(c)          The fair value of the real estate pooled fund categorized as Level 2 is based on the funds’ NAV.

(d)         This category consists of group insurance contracts and currency forward contracts. The former, categorized as Level 3, is fair valued based on estimated asset return and projected distributions. Independent valuation is performed yearly. The currency forwards categorized as Level 2 are valued based on a compilation of primarily observable market information.

The following table provides a reconciliation for plan assets where fair value measurements use significant unobservable inputs and are categorized as Level 3.

	Fair Value Measurement Using
	Significant Unobservable Inputs (Level 3)
	US Equity	Others	Total
Balance, beginning of year	$3	$1	$4
Actual return relating to assets still held at the reporting date	1	—	1
Purchases, sales, and settlements	(1)	—	(1)
Balance, end of year	$3	$1	$4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.               Pension and Other Postretirement Benefits (Cont’d)

For all directly invested funds, the concentration risk is monitored through specific guidelines in the investment manager mandates and a quarterly compliance certificate process. The investment manager mandates were developed by the Company’s external investment advisor, and specify diversification standards such as the maximum exposure per issuer, and concentration limits per type of security, industry and country when applicable. The investment managers confirm compliance with their investment guidelines quarterly.

For the investments made through pooled funds, the investment mandates of the funds were again reviewed by the Company’s external investment advisor, to determine that the investment objectives and guidelines were consistent with the Company’s overall pension plan risk management objectives.

Given the process in place to ensure a proper diversification of the portfolio, management believes that the Company pension plan assets are not exposed to any significant concentration risk.

During 2009, the Company made contributions to its qualified defined pension plans of $20 million ($37 million in 2008), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Required contributions to the Company’s qualified defined benefit pension plans are expected to be approximately $50 million in 2010 and are expected to increase further in 2011 and future years.

In 2010, total employer contributions to the Company’s defined benefit pension plans and other postretirement benefits plans are expected to be $52 million and $5 million, respectively. The benefit payments over the next several years are expected to be as follows:

		Postretirement
	Pension Benefits	Benefits
2010	$49	$5
2011	49	5
2012	51	5
2013	52	5
2014	52	5
2015-2019	280	29

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $21 million for the seven-month period ended July 31, 2009 and $14 million for the five-month period ended December 31, 2009 ($70 million in 2008, excluding amounts subject to compromise, and $100 million in 2007).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.               Pension and Other Postretirement Benefits (Cont’d)

The following table provides the components of the pension net periodic benefit cost for the continuing operations:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007

Service cost	$2	$3	$7	$11
Interest cost	21	30	52	51
Actual return on plan assets	(50)	7	117	(70)
Actuarial loss (gain)	13	153	(64)	(48)
Plan amendments	—	(30)	—	—
Settlement loss	—	3	—	13
Benefit cost before adjustments to recognize the long-term nature of the plans	(14)	166	112	(43)
Difference between expected return and actual return on plan assets	34	(35)	(167)	21
Difference between actuarial (gain) loss recognized for the period and actual actuarial (gain) loss on accrued benefit obligation for the period	(13)	(151)	72	60
Difference between amortization of past service cost (benefit) for the period and actual plan amendments for the period	—	30	1	2
Amortization of transitional asset	—	—	—	(1)

Net periodic cost	7	10	18	39

Defined contribution plans	12	5	37	29

Total periodic benefit cost	$19	$15	$55	$68

Changes in market conditions may affect the fair value of plan assets, the expected return on plan assets, as well as the discount rate calculations for future periods, which would result in a change in the amount of benefit obligation, impacting the periodic benefit costs, and in the unfunded status of the pension plans. As a result, all figures above could be materially different if further changes in market conditions occur.

In 2009, prior to emergence from bankruptcy protection, a settlement loss of $1 million and a minimal curtailment loss were recorded in the Canadian Pension Plan due to closure of the Islington and downsizing of the Richmond Hill, Ontario, plants (Note 7). During the same period, a settlement loss of $2 million was recorded under the U.S. Pension Plan for lump-sum payments.

The Company participates in various multiemployer pension plans in the U.S. and Canada. The majority of these plans are underfunded. The defined contribution pension plan benefit cost included contributions to these multiemployer plans of $3 million for the 7 months period ended July 31, 2009 and $2 million for the 5 months period ended December 31, 2009 ($7 million in 2008 and $7 million in 2007). The Company recorded a withdrawal liability totaling $10 million in 2009 related to the anticipated partial withdrawal from a plan in which it participates. In 2008, an additional settlement charge of $10 million for multiemployer plans was recorded, of which $8 million related to restructuring charges (Note 7) and a charge of $2 million for multiemployer plans due to a plant closure in 2006. If, in the future, the Company withdraws from other plans, additional liabilities would likely need to be recorded, some of which may be material. These liabilities would be recorded in the period in which the withdrawal is made.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.               Pension and Other Postretirement Benefits (Cont’d)

Prior to emergence, the Plan of Reorganization provided for the repudiation of the non-qualified pension plans, collectively defined as “Rejected Employee Agreements”. As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements agreed to participate in new non-qualified benefit plans and agreements (collectively, the “New Benefits Plan”). As a result, an amount of $32 million was recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise. The employees that did not participate in the New Benefits Plan filed a claim against the Company prior to emergence, and management’s best estimate of the amount to be disbursed was included in the LSTC prior to emergence. This change in benefits caused a plan amendment of $30 million in the Predecessor.

The following table presents the Company’s other postretirement benefit costs related to continuing operations:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007

Defined benefit plans
Service cost	$—	$1	$1	$1
Interest cost	2	2	4	4
Actuarial loss (gain)	4	8	(7)	(4)
Curtailment gain	—	(4)	—	—
Benefit cost before adjustments to recognize the long-term nature of the plans	6	7	(2)	1
Difference between actuarial (gain) loss recognized for the period and actual actuarial (gain) loss on accrued benefit obligation for the period	(4)	(8)	7	4
Difference between amortization of past service cost (benefit) for the period and actual plan amendments for the period	—	(1)	(2)	(2)

Total periodic benefit cost	$2	$(2)	$3	$3

Due to an amendment to the Canadian postretirement benefit plan, a curtailment gain of $2 million was recognized. In addition, a curtailment gain of $2 million that resulted from the closure of the Memphis, TN plant (Note 7) was recorded for U.S. postretirement benefits. The Company indefinitely suspended the employer’s contributions to non-unionized U.S. employees’ 401(k) and 401(a) plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.               Pension and Other Postretirement Benefits (Cont’d)

The weighted average assumptions used in the measurement of the Company’s benefit obligations and costs are as follows:

	Pension Benefits				Postretirement Benefits
	Successor	Predecessor			Successor	Predecessor
			Year ended				Year ended
	December 31,	July 31,	December 31,		December 31,	July 31,	December 31,
	2009	2009	2008	2007	2009	2009	2008	2007

Accrued benefit obligations assumptions:
Discount rate	5.7%	5.8%	7.4%	6.0%	5.7%	5.8%	7.4%	6.2%
Rate of compensation increase	3.4%	3.4%	3.5%	3.4%	—	—	—	—

Benefit costs assumptions:
Discount rate	5.8%	7.4%	6.0%	5.6%	5.8%	7.4%	6.2%	5.8%
Expected return on plan assets	7.1%	7.1%	7.5%	7.5%	—	—	—	—
Rate of compensation increase	3.4%	3.4%	3.4%	3.4%	—	—	—	—

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.8% at the end of 2009 (7.8% at the end of 2008 and 8.5% at the end of 2007) and is expected to decrease gradually to 4.9% by 2014 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1% increase	1% decrease

Effect on benefit obligation	$5	$(4)
Effect on service and interest costs	—	—

31.               Segmented Information

The Company operates in the printing industry with two segments, North America and Latin America. These segments are managed separately, since they each require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges (“Adjusted EBIT”). During the second quarter of 2008, management modified the Corporation’s reportable segments to reflect the sale of its European operations (Note 6).

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements and intersegment sales are made at fair value. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among the segments. Revenues by geographic area are based on where the selling organization is located.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.               Segmented Information (Cont’d)

The following is a summary of the segmented information for the Company’s continuing operations:

	North
	America	Latin		Inter-
	(1)	America	Other	Segment	Total
Revenues
Five months ended December 31, 2009 (Successor)	$1,222	$115	$—	$—	$1,337
Seven months ended July 31, 2009 (Predecessor)	1,603	132	—	—	1,735
2008 (Predecessor)	3,723	295	—	(1)	4,017
2007 (Predecessor)	4,374	285	1	(5)	4,655
Depreciation and amortization
Five months ended December 31, 2009 (Successor)	72	4	—	—	76
Seven months ended July 31, 2009 (Predecessor)	106	7	3	—	116
2008 (Predecessor)	227	12	1	—	240
2007 (Predecessor)	237	13	—	—	250
Impairment of assets
Five months ended December 31, 2009 (Successor)	3	—	—	—	3
Seven months ended July 31, 2009 (Predecessor)	—	—	—	—	—
2008 (Predecessor)	182	—	1	—	183
2007 (Predecessor)	187	1	—	—	188
Restructuring and other charges
Five months ended December 31, 2009 (Successor)	30	—	6	—	36
Seven months ended July 31, 2009 (Predecessor)	22	—	—	—	22
2008 (Predecessor)	56	2	1	—	59
2007 (Predecessor)	35	1	—	—	36
Goodwill impairment charge
Five months ended December 31, 2009 (Successor)	—	—	—	—	—
Seven months ended July 31, 2009 (Predecessor)	—	—	—	—	—
2008 (Predecessor)	341	—	—	—	341
2007 (Predecessor)	1,823	10	—	—	1,833
Adjusted EBIT
Five months ended December 31, 2009 (Successor)	119	7	(9)	—	117
Seven months ended July 31, 2009 (Predecessor)	12	4	(8)	—	8
2008 (Predecessor)	109	17	(5)	—	121
2007 (Predecessor)	181	14	(25)	—	170
Operating income (loss)
Five months ended December 31, 2009 (Successor)	86	7	(15)	—	78
Seven months ended July 31, 2009 (Predecessor)	(10)	4	(8)	—	(14)
2008 (Predecessor)	(470)	15	(7)	—	(462)
2007 (Predecessor)	(1,864)	2	(25)	—	(1,887)
Additions to property, plant and equipment(2)
Five months ended December 31, 2009 (Successor)	39	2	—	—	41
Seven months ended July 31, 2009 (Predecessor)	51	5	—	—	56
2008 (Predecessor)	93	8	8	—	109
2007 (Predecessor)	251	4	66	—	321
Property, plant and equipment(2)
2009 (Successor)	1,031	81	1	—	1,113
2008 (Predecessor)	1,063	94	4	—	1,161
Total assets(2)
2009 (Successor)	2,078	266	138	—	2,482
2008 (Predecessor)	2,358	255	207	—	2,820

(1)          Includes revenues amounting to $222 million and $259 million for the five-month period ended December 31, 2009 and the seven-month period ended July 31, 2009 respectively ($698 million in 2008 and $857 million in 2007), property, plant and equipment amounting to $87 million ($104 million in 2008) and intangible assets amounting to $32 million (nil in 2008) for Canada.

(2)          Including both continued and discontinued operations. Cash flow and balance sheet items for discontinued European operations are included in “Other”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.               Segmented Information (Cont’d)

The Company carries out international commercial printing operations, and offers to its customers a broad range of print and related communication services such as Marketing Solutions (retail inserts, catalogs and direct mail), Publishing Services (magazines, books and directories) and Logistics-Premedia (logistics, pre-media and other value-added services).

Revenues by print service are as follows:

	Successor		Predecessor
	Five months		Seven months		Year ended
	ended		ended		December 31,
	December 31, 2009		July 31, 2009		2008		2007
Marketing Solutions	$627	47%	$742	43%	$1,867	46%	$2,279	49%
Publishing Services	566	42	810	47	1,685	42	1,842	40
Logistics, Premedia and Other	144	11	183	10	465	12	534	11
	$1,337	100%	$1,735	100%	$4,017	100%	$4,655	100%

32.               Related Party Transactions

Predecessor

Before the emergence from Insolvency Proceedings, Quebecor Inc. (“Quebecor”), directly and through a wholly-owned subsidiary, held 75% of the outstanding voting interests in QWI. Quebecor had the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. However, the Court exempted QWI from the requirement to hold an annual meeting of shareholders until such time as QWI emerged from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to QWI’s organizational documents required Court approval. Consequently, even though Quebecor held 75% of QWI’s outstanding voting interests, it was unlikely that Quebecor would be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of QWI.

In addition, subsequent to the resignation of four Quebecor Inc. Directors from the Board of Directors of QWI on December 17, 2008, Quebecor no longer had significant influence over the affairs of QWI and therefore was no longer a related party as defined under GAAP. Accordingly all transactions between Quebecor and QWI subsequent to that event were considered third party transactions.

Prior to that event, QWI entered into the following transactions, which were concluded and accounted for at the exchange amount with the majority shareholder and its subsidiaries:

	Predecessor
As of December 31,	2008	2007
Companies then under common control:
Revenues	$42	$56
Selling, general and administrative expenses	20	25
Management fees billed by Quebecor Inc.	—	5

During the financial year ended December 31, 2008, QWI has done business with Quebecor Inc. and its subsidiaries (the “Quebecor Group”). The Company is currently involved in certain disputes with Quebecor Media Inc., a subsidiary of Quebecor, and certain other companies within the Quebecor group, regarding certain transactions that occurred in 2008 and prior years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.               Related Party Transactions (Cont’d)

On October 1, 2008, as part of the review of contracts the Company repudiated a 10 year manufacturing agreement with subsidiaries of Quebecor Media Inc. that was entered into during October of 2007 for the printing of directories, representing a maximum of $12 million of purchases per year.

As part of the Canadian claims procedure described in Note 1, QWI has received claims from the Quebecor Group, including a claim related to the repudiation indicated above. These claims were analyzed as part of the claims process described in Note 1.

During the second quarter of 2008, QWI acquired all rights, title and interest to an aircraft previously leased by QWI from a third party and subsequently sold it to a wholly-owned subsidiary of Quebecor Media Inc. The transaction was concluded based on two independent appraisals; QWI received a cash consideration of $20 million, resulting in a gain on disposal of $10 million recorded in selling general and administrative expenses.

In October 2007, QWI sold its participation in Nurun Inc. to Quebecor Media Inc., both companies then under common control, for a cash consideration of CA$2 million ($2 million), resulting in a gain of CA$1 million ($1 million).

In October 2007, QWI sold a property to a company then under common control, Quebecor Media Inc., for consideration of CA$63 million ($64 million). Simultaneously, QWI entered into a long-term lease of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$44 million ($45 million) on the date of the transactions and QWI assumed a net balance of sale, including interest, of CA$7 million ($7 million) receivable in 2013. The disposal of the property generated a gain of CA$4 million ($4 million), which was written off as part of Fresh Start adjustment.

In June 2007, a real estate property was sold to a shareholder of Quebecor for $1 million, established based on an independent estimate, resulting in a gain on disposal of $1 million which is included in selling, general and administrative expenses.

Successor

There were no related party transactions in the Successor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.               Significant Differences between Generally Accepted Accounting Principles in Canada and the United States

The Company follows GAAP in Canada, which differ in some respects from those applicable in the United States. The Company has prepared the following reconciliation of the significant accounting differences between Canadian GAAP and GAAP in the United States (“US GAAP”), and has provided additional significant disclosures required by US GAAP and certain applicable SEC rules.

Reconciliation of net income (loss) and earnings (loss) per share

The application of US GAAP would have the following effects on the consolidated statements of net income (loss) as reported:

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007

Net income (loss), as reported in the consolidated statements of income (loss) per Canadian GAAP	$21	$(175)	$(1,659)	$(2,200)

Adjustments:
Preferred shares (1)	8	2	5	10
Conversion option (2)	32	—	—	—
Warrants (3)	11	—	—	—
Call option on term loan (4)	(2)	—	—	—
Fresh start adjustments (net of tax recovery of $3) (5)	—	449	—	—
Gain on settlement of compromised debt (net of taxes of $238) (5)	—	1,701	—	—
Financial reorganization costs (5)	—	(14)	—	—
Income taxes (7)	(5)	8	11	(42)
Pension and other postretirement benefits (8)	—	(5)	(3)	—
Sale-leaseback of a property (9)	—	(4)	(8)	(1)
Inventories (10)	—	1	2	—
Loss on disposal of discontinued operations (10)	—	—	(9)	—
Reduction of a net investment in a foreign operation (11)	—	—	108	—
Convertible senior subordinated notes (12)	—	—	—	3
Accounting for derivative instruments (13)	—	—	—	6
Total adjustments to net income (loss)	44	2,138	106	(24)

Net income (loss) per US GAAP	$65	$1,963	$(1,553)	$(2,224)

Net income allocated to holders of preferred shares (1)	10	11	23	33

Net income (loss) per US GAAP available to holders of equity shares	55	1,952	(1,576)	(2,257)

Weighted average number of equity shares outstanding (in thousands):
Basic	73,285	205,482	182,644	131,926
Diluted	86,226	220,526	182,644	131,926

Earnings (loss) per share per US GAAP:
Basic	$0.75	$9.50	$(8.63)	$(17.11)
Diluted	0.38	8.85	(8.63)	(17.11)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.               Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Effect on consolidated balance sheets

The application of US GAAP would have the following effects on the consolidated balance sheets, as reported:

	Successor		Predecessor
	December 31, 2009		December 31, 2008
	Canada	United States	Canada	United States

Assets
Inventories (10)	$176	$176	$234	$252
Property, plant and equipment (9) (10)	1,113	1,113	1,161	1,201
Goodwill (5)	—	174	—	—
Other assets (4) (5) (6) (8) (9)	75	139	334	189

Liabilities
Accrued liabilities (1) (7) (8)	280	284	345	352
Income and other taxes payable (7)	19	16	41	16
Long-term debt (5) (6) (9)	440	506	61	102
Other liabilities (2) (3) (7) (8) (9)	515	595	246	522
Long-term future income taxes (5) (7)	192	288	43	13
Preferred shares (1)	98	—	35	—

Shareholders’ equity (deficit)
Capital stock (1) (3) (5)	628	721	1,595	1,545
Contributed surplus (2)	54	—	103	103
Retained earnings (deficit)	21	65	(3,490)	(3,383)
Accumulated other comprehensive income (loss) (1) (7) (8) (11)	6	16	237	(141)
	$709	$802	$(1,555)	$(1,876)

Consolidated comprehensive income (loss)

The application of US GAAP would have the following effects on the consolidated statements of comprehensive income (loss):

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007

Comprehensive income (loss) as reported in the consolidated statements of comprehensive income per Canadian GAAP	$27	$(261)	$(1,242)	$(2,290)
Adjustments to net income (loss) as per above	44	2,138	106	(24)

Adjustments to other comprehensive income (loss):
Pension and other post-retirement benefits (8)	17	—	(176)	115
Foreign currency translation (1) (11)	—	(5)	(106)	19
Taxes (7)	(7)	—	—	(36)
Comprehensive income (loss) as per US GAAP	$81	$1,872	$(1,418)	$(2,216)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.               Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Accumulated other comprehensive income (loss)

The accumulated other comprehensive income (loss) for the periods ended December 31, 2009 and December 31, 2008 are as follows:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008

Accumulated other comprehensive income (loss) as per Canadian GAAP	$6	$237

Adjustments:
Pension and post-retirement benefits, net of tax of 7 (2008 - $60) (8)	10	(326)
Foreign currency translation, net of tax of nil (1) (11)	—	(52)
Accumulated other comprehensive income (loss) as per US GAAP at the end of period	$16	$(141)

Consolidated shareholders’ equity (deficit)

The application of US GAAP would have had the following effects on the statements of shareholders’ equity (deficit) as at December 31, 2009 and as at December 31, 2008:

	Successor	Predecessor
	December 31,	December 31,
	2009	2008

Total consolidated shareholders’ equity (deficit) as per Canadian GAAP	$709	$(1,555)

Adjustments:
Current year income adjustments (a)	44	106
Current year other comprehensive income adjustments (a)	10	(282)
Reclassification of preferred shares (1)	94	(22)
Reclassification of conversion option (2)	(54)	—
Reclassification of warrants (3)	(94)	—
Goodwill recorded at fresh start (5)	174	—
Long term future income taxes (5)	(81)	—
Cumulative prior year changes in:
Inventories (10)	—	18
Pension and post retirement benefits (8)	—	(178)
Currency translation adjustments (11)	—	54
Stock-based compensation	—	(1)
Sale leaseback of a property (9)	—	(1)
Income taxes (7)	—	(15)
Total consolidated shareholders’ equity (deficit) as per US GAAP at the end of period	$802	$(1,876)

(a) For 2009, these adjustments relate only to the Successor for the five-month period ended December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

1.     Preferred Shares

Class A convertible preferred shares (Successor)

Under Canadian GAAP, the Class A convertible preferred shares issued upon emergence from creditor protection are compound financial instruments with a debt component classified as a liability and an equity component (the conversion option) classified in shareholders’ equity (deficit) as contributed surplus. The debt component under Canadian GAAP is measured at amortized cost using the effective interest rate method. Under US GAAP, these preferred shares are considered to be hybrid instruments with the host component classified as permanent equity and recorded at its initial fair value of $94 million and a conversion option accounted for as a derivative instrument at fair value and included in Other liabilities (see Note 2 below for US GAAP accounting of the conversion option). As a result, dividends on preferred shares classified as liabilities which are recorded to income under Canadian GAAP are recorded to equity under US GAAP once declared by the Board of Directors. In the five months ended December 31, 2009, $8 million of dividends on preferred shares classified as liabilities under Canadian GAAP was reversed for US GAAP.

Preferred shares (Predecessor)

Prior to July 31, 2009, under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liabilities in the balance sheet. Under US GAAP, these preferred shares are classified as permanent equity. As a result, dividends on preferred shares classified as liabilities which are recorded through income under Canadian GAAP are recorded through equity under US GAAP, and amounted to $2 million for the seven-month period ended July 31, 2009, $5 million for the year ended December 31, 2008, and $10 million for the year ended December 31, 2007.

2.     Conversion option

As previously noted, the Class A convertible preferred shares are compound financial instruments under Canadian GAAP and the conversion option is recorded in equity as contributed surplus at its initial fair value of $54 million. The conversion option is not subsequently remeasured.

Under US GAAP, the conversion option is accounted for as an embedded derivative. The conversion option is remeasured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP. In the five months ended December 31, 2009, the Company recorded a gain of $32 million to record the change in fair value of the embedded conversion option. The fair value of the embedded conversion option of $22 million is presented in Other liabilities.

3.     Warrants

Under Canadian GAAP, the warrants are recorded in shareholders’ equity (deficit) at their initial fair value of $94 million. Under US GAAP, the warrants are considered to be freestanding derivatives instruments. The warrants are remeasured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP. In the five months ended December 31, 2009, the Company recorded a gain of $11 million to record the change in fair value of the warrants. The fair value of the warrants as at December 31, 2009 of $83 million is presented in Other liabilities under US GAAP.

4.     Call option on term loan

Under Canadian GAAP, the call option on the term loan is considered to be an embedded derivative that is not closely related to the host debt contract and is therefore accounted for as a derivative instrument and included in Other assets. Under US GAAP, the option is an embedded derivative but is considered clearly and closely related to the debt host and is therefore not accounted for separately. Under Canadian GAAP, the embedded call option is remeasured to fair value each period with changes in fair value recorded as part of financial expenses. In the five months ended December 31, 2009, $2 million of income representing the change in fair value of the call option on the term loan under Canadian GAAP was reversed for US GAAP.

5.     Fresh Start

See Note 1 for a detailed description of the impact of Fresh-start accounting under Canadian GAAP.

Upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are re-valued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. For both Canadian and US GAAP, it was determined that the Successor’s reorganization value was $1.5 billion as at July 31, 2009. The reorganization value represents the fair value of the entity and approximates the amount a willing buyer would pay for the assets of the entity immediately after the plan of arrangement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

Under Canadian GAAP, the difference between the fair value of the Successor’s equity over the fair value of the identifiable assets and liabilities is charged to capital stock. Under US GAAP this difference is recognized as goodwill. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount. As a result, $174 million has been recorded as goodwill under US GAAP.

Under Canadian GAAP the effect of the fresh start adjustments and the settlement of liabilities subject to compromise (“LSTC”) are accounted for as capital transactions. Under US GAAP, these items are reflected in the Predecessor’s consolidated Statement of income (loss).

Under Canadian GAAP, costs such as success fees, directly incurred in effecting a financial reorganization are accounted for as capital transactions. Under US GAAP, such costs are expensed and reported as financial reorganization costs in the Predecessor’s consolidated Statement of income (loss).

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and against which a valuation allowance is recorded, will be recognized first to reduce to zero any remaining intangible assets (on a pro-rata basis) that were recorded under fresh start accounting, with any remaining amount as a credit to shareholders’ equity (deficit). Under US GAAP, the unrecognized benefit of future income tax assets that existed at fresh start will be recognized first to reduce any goodwill and then other intangibles to zero, with any remaining amount taken to income.

Plan of Reorganization:

Under US GAAP, the gain on settlement of LSTC, net of income taxes of $238 million, amounted to $1,701 million and, along with success fees of $14 million, was included in the Predecessor’s consolidated Statement of income (loss).

Exit Financing:

Under US GAAP, the transaction fees and debt financing costs of $76 million which were reflected as a reduction to the face value of the exit facility at the Fresh-start Date under Canadian GAAP, are recorded as a deferred asset and included in Other assets. The net carrying value of the exit facility is amortized to its face value using the effective interest rate method.

Fresh Start Adjustments:

Fresh start accounting adjustments were recorded to reflect the fair values of assets and liabilities and the elimination of the contributed surplus and deficit. In the Predecessor, this resulted in a gain of $449 million reported in the consolidated Statement of income (loss) under US GAAP.

US GAAP requires recognition of a deferred tax liability on the difference between the accounting basis of an investment in a domestic subsidiary and its tax basis, commonly referred to as an “outside basis difference”. If the outside basis difference in a domestic subsidiary can be recovered tax-free under applicable tax law and the Company expects to avail itself of such law, the outside basis difference is not recorded since taxes are not expected to be paid upon its reversal. As a result of the settlement of LSTC as at the Fresh-start Date, the Company has determined that it cannot recover the outside basis difference in certain of its domestic subsidiaries in a tax-free manner. As such, a deferred tax liability of $81 million was recorded as a fresh start adjustment. This deferred tax liability will be re-evaluated at subsequent reporting dates. Under Canadian GAAP, this deferred tax liability is not recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

The effect of the Plan and other transactions on the Predecessor’s consolidated balance sheet under US GAAP, as of July 31, 2009, is outlined in the table below:

	UNITED STATES GAAP
	Predecessor				Successor
	July 31,	Plan of	Exit	Fresh	July 31,
	2009	Reorganization	Financing	Start	2009
Assets
Current assets:
Cash and cash equivalents	$293	$(104)	$(124)	$—	$65
Accounts receivable	485	(23)	—	(11)	451
Inventories	208	—	—	(13)	195
Income taxes receivable	33	(26)	—	—	7
Future income taxes	9	9	—	(4)	14
Prepaid expenses and deposits	61	5	—	(1)	65
Total current assets	1,089	(139)	(124)	(29)	797
Property, plant and equipment	1,165	9	—	(48)	1,126
Intangible assets	—	—	—	389	389
Goodwill	—	—	—	174	174
Restricted cash	93	(33)	—	—	60
Future income taxes	16	5	—	—	21
Other assets	189	(4)	76	(104)	157
Total assets	$2,552	$(162)	$(48)	$382	$2,724

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:
Bank indebtedness	$2	$—	$—	$—	$2
Trade payables	91	(3)	—	—	88
Accrued liabilities	298	(6)	—	(17)	275
Amounts owing in satisfaction of bankruptcy claims	—	48	—	—	48
Income and other taxes payable	19	(6)	—	1	14
Current portion of long term debt	13	—	—	—	13
Current portion of liabilities subject to compromise	166	(166)	—	—	—
Total current liabilities	589	(133)	—	(16)	440

Liabilities subject to compromise	2,924	(2,924)	—	—	—
DIP Financing	587	—	(587)	—	—
Long-term debt	105	6	—	(45)	66
Exit Financing	—	—	539	—	539
Unsecured notes	—	43	—	—	43
Other liabilities	481	183	—	1	665
Future income taxes	2	255	—	(7)	250

Shareholders’ equity (deficit):
Capital stock - predecessor	1,545	—	—	(1,545)	—
Capital stock - successor	—	721	—	—	721
Contributed surplus	107	—	—	(107)	—
Retained earnings (deficit)	(3,556)	1,687	—	1,869	—
Accumulated other comprehensive income (loss)	(232)	—	—	232	—
	(2,136)	2,408	—	449	721
Total liabilities and shareholders’ equity (deficit)	$2,552	$(162)	$(48)	$382	$2,724

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

6.     Debt financing costs

As described above, under US GAAP, transaction fees and debt financing costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP requires these fees to be deducted from the amortized cost of the debt. At December 31, 2009, debt financing costs of $66 million, which are recorded as a reduction of long-term debt for Canadian GAAP purposes, were classified as Other assets in the US GAAP consolidated balance sheet.

7.     Income taxes

Adjustments in the consolidated statement of income (loss) represent the tax impact of differences between Canadian GAAP and US GAAP. In addition, as previously described in note 5 above, under US GAAP the Company has recorded a deferred tax liability for the outside basis differences in certain domestic subsidiaries, as of the Fresh-start Date, which is then re-evaluated at each reporting date. Any change in the re-evaluated amount is recorded as an income tax expense (recovery) under US GAAP. These adjustments totalled an expense of $5 million for the five-month period ended December 31, 2009, a recovery of $8 million for the seven-month period ended July 31, 2009, a recovery of $11 million for the year ended December 30, 2008 and an expense of $42 million for the year ended December 31, 2007.

Under US GAAP, FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under Canadian GAAP, current and long-term tax reserves on income and non-income based taxes are recorded under income tax payable and future tax liabilities, respectively. Under US GAAP, the liability for unrecognized benefits is not combined with deferred tax liabilities or assets.

As at the Fresh-start Date, the Company adopted the related US GAAP guidance in accounting for tax uncertainties as permitted under Canadian GAAP and therefore any differences with respect to accounting for tax uncertainties were eliminated at the Fresh-start Date.

8.     Pension and postretirement plans

US GAAP requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive income (loss) at each measurement date.

Under Canadian GAAP, a company is not required to recognize the over- or unfunded positions. However, upon the adoption of fresh start accounting, the Company recognized the unfunded position under Canadian GAAP since it represented the fair value of the plan as at July 31, 2009.

In 2008, $25 million of unfunded pension liabilities related to European operations was reversed in other comprehensive income (loss) upon the sale of these operations.

Furthermore, on January 1, 2008, the Company adopted FASB Statement No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, in relation to changes to the date of measurement for defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year end statement of financial position. The Company elected to use the Alternative method of transition, which resulted in a change of measurement date from September 30, 2008 to December 31, 2008 and corresponding adjustments to net income (loss) of $3 million and deficit of $4 million, which reflect the additional net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2007 and January 1, 2008 (the date of adoption). This change also resulted in a decrease to income of $5 million for the seven-month period ended July 31, 2009 compared to Canadian GAAP. Under Canadian GAAP the Company changed its measurement date from September 30 to December 31 upon adoption of Fresh-start accounting on July 31, 2009.

In addition to the change in measurement date, the Company changed the discount rate as at December 31, 2008 to 6.1% from 7.4% at September 30, 2008, the decline reflecting current market conditions at that time, resulting in a negative impact to accumulated other comprehensive income (loss) of $186 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

9.     Sale-leaseback transactions

For Canadian GAAP purposes, the Company entered into a transaction in 2007 whereby it sold assets which it subsequently leased back from the buyer, which was then a company under common control. The lease has been treated as an operating lease and the gain was deferred and amortized over the lease term. Under US GAAP, any form of continuing involvement with the property, other than a normal leaseback, precludes the recognition of a sale and results in accounting for the transaction as a financing and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met. Due to such continuing involvement, the gain that was deferred under Canadian GAAP at the date of a sale and leaseback transaction was reversed under US GAAP. The difference in the Predecessor’s retained earnings and net income is comprised of the amortization related to reinstated property and imputed interest calculated on the borrowing recorded under US GAAP as compared to lease payments recognized under Canadian GAAP. The net difference was a decrease to income under US GAAP of $4 million in the seven-month period ended July 31, 2009, $8 million for the year ended December 31, 2008 and $1 million for the year ended December 31, 2007. Upon adoption of fresh start accounting, the lease was recorded at fair value for both Canadian and US GAAP. Accordingly, the difference in accounting for this transaction has been eliminated subsequent to the Fresh-start Date.

10.  Inventories

For Canadian GAAP purposes, effective January 1, 2008 the Company adopted CICA Handbook Section 3031, Inventories, resulting in adjustments to the measurement and allocation of the cost of inventories. Under US GAAP, no changes regarding the recognition and measurement of inventories took place. The increase to income was $1 million for the seven-month period ended July 31, 2009 and $2 million for the year ended December 31, 2008. In addition, an amount of $9 million of the adjustment under US GAAP was related to the European segment at the time of its disposal in 2008. Upon adoption of Fresh-start accounting, the Company no longer has a difference between Canadian and US GAAP in its accounting for inventories.

11.  Reduction of a net investment in a foreign operation

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under US GAAP, a gain or loss is recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation. This difference resulted in an adjustment to net income of $108 million for the year ended December 31, 2008.

12.  Convertible senior subordinated notes

Under Canadian GAAP, the equity component of the Predecessor’s convertible notes is recorded under shareholders’ equity as contributed surplus. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under US GAAP, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain of $3 million on repurchase is recorded through income in the period of extinguishment. In June 2007, the Company redeemed all of its outstanding convertible senior subordinated notes. As a result, the convertible feature portion which was previously reported as contributed surplus is reported to retained earnings for Canadian GAAP.

13.  Accounting for derivative instruments

Prior to 2008, certain embedded derivatives, such as early prepayment options included in some of the Company’s borrowing agreements, did not meet the criteria to be considered closely related to their host contracts and were required to be recorded separately at their fair values with changes recognized to earnings, for GAAP in Canada. Under US GAAP, these embedded derivatives were considered to be clearly and closely related to the underlying debt and changes to their fair values were not recorded to earnings. This resulted in an addition to net income of $6 million in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

14.  Share issue costs

Under US GAAP, share issue costs are deducted from the proceeds of the capital stock issued. Under Canadian GAAP, share issue costs are included in the Retained earnings in the year in which they are incurred.

15.  Statements of cash flow

The adjustments to comply with US GAAP, with respect to the periods ended December 31, 2009, July 31, 2009, and December 31, 2008 and 2007 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities.

Recent Accounting Pronouncements

In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, which is now codified as FASB ASC 820-10-65 “Effective Date of FASB Statement No. 157, “Fair Value Measurements” ” (which is now codified as ASC 820), which defers the implementation for the non-recurring financial assets and liabilities from fiscal years beginning after November 15, 2007 to fiscal years beginning after November 15, 2008. The provisions of ASC 820 are applied prospectively. The statement provisions effective as of January 1, 2008, did not have a material effect on the Company’s financial position and results of operations. The adoption as of January 1, 2009 of the remaining provisions did not have a material effect on the Company’s financial position and results of operations.

In June 2008, the FASB ratified EITF 07-05, which is now codified as ASC 815-40-25 “Derivative and Hedging, Contracts in Entity’s Own Equity, Recognition” which clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock. The Company adopted ASC 815-40-25 as of January 1, 2009, which did not have a material effect on the Company’s financial position and results of operations, except for the determination of the classification of the warrants issued upon Fresh-start.

In July 2009, the FASB issued SFAS No. 168, which is now codified as FASB ASC 105 “Generally Accepted Accounting Principles” (“ASC 105”). ASC 105 establishes the FASB Accounting Standards Codification as the single source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of ASC 105 on September 30, 2009. The adoption of ASC 105 did not have an impact on the Company’s results of operations and financial condition.

Effective January 1, 2009, the Company adopted SFAS No. 141(R) which replaces SFAS No. 141, “Business Combinations”. SFAS No. 141(R), which is now codified as FASB ASC 805 “Business Combinations”, retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling (minority) interests in an acquiree and any goodwill acquired in a business combination or gain recognized from a bargain purchase. The adoption of ASC 805 did not have a material effect on the Company’s financial position and results of operations except as it relates to its use in allocating fair values to assets and liabilities at the Fresh-start Date, as described in note 5 above.

Effective January 1, 2009, the Company adopted SFAS 142-3, “Determination of Useful Life of Intangible Assets”, which is now codified as ASC 350-30, “Intangibles – Goodwill and Other, General Intangibles Other than Goodwill”. ASC 350-30 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, “Intangibles – Goodwill and Other”. ASC 350-30 also requires expanded disclosure regarding the determination of intangible asset useful lives. ASC 350-30 is effective for fiscal years beginning after December 15, 2008. Earlier adoption was not permitted. The adoption of ASC 350-30 did not have a material impact on the consolidated financial position, results of operations or cash flows, except as it relates to its use in determining the useful life of the intangible assets recorded at the Fresh-start Date.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which is now codified as ASC Topic 820-10-65-4. This standard provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” (ASC Topic 820), when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. ASC Topic 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective January 1, 2009 and the guidance was considered in the valuation of the warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which is now codified as ASC Topic 825-10-65-1. This standard amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, which is now codified as ASC Topic 825, to require disclosures about fair value of financial instruments for interim and annual reporting periods. The Company adopted this standard effective January 1, 2009 and the implementation of this standard did not have a material effect on the Company’s financial statements.

Effective August 1, 2009, the Company adopted SFAS No. 165, “Subsequent Events” which is now codified as FASB ASC 855 “Subsequent Events”. The current guidance is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued. In general, a SEC filer is required to evaluate events to the date the financial statements are issued. As amended by FASB ASC 2010-09 dated February 2010, a SEC filer is not required to disclose the date through which subsequent events have been evaluated to alleviate potential conflicts with SEC requirements.

Other additional disclosures

1.     Income Taxes

A reconciliation of the change in gross unrecognized tax benefits (“UTBs”) balance from January 1, 2008 to July 31, 2009 is as follows, including accrued interest and penalties:

	Predecessor
	July 31,	December 31,
	2009	2008
Balance, beginning of period	$81	$46
Additions to tax postions related to the current year	34	51
Additions to tax postions related to the prior year	12	2
Reductions for tax postions related to the prior year	—	(5)
Settlements with tax authorities	—	(9)
Lapse of applicable statues of limitations	—	(2)
Variation in foreign exchange	—	(2)
Gross UTBs	127	81
Adjustments to reflect net reporting (a)	(75)	(46)
Balance of UTBs, end of period	$52	$35

(a) The adjusments reflect the amount of UTBs that do not meet the asset recognition criteria

As of December 31, 2008, accrued interest and penalties were $6 million and $1 million respectively, of which $1 million were recognized in the year then ended.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

2.     Pension and Other Postretirement Benefits

Components of net periodic benefit cost of pension and other postretirement benefits

	Successor	Predecessor
	Five months	Seven months
	ended	ended	Year ended
	December 31,	July 31,	December 31,
	2009	2009	2008	2007
Current service cost	$2	$3	$8	$12
Interest cost	21	31	54	54
Expected return on assets	(14)	(26)	(49)	(49)
	9	8	13	17
Amortization of:
Net prior service credit	—	—	—	(1)
Net loss	—	6	8	13
Total amortization	—	6	8	12
Net periodic benefit cost of defined benefit plans	9	14	21	29
Curtailment/settlement loss (gain)	—	(1)	3	13
Defined contribution plans	12	5	37	29
Net periodic benefit cost	$21	$18	$61	$71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

The following table is based on a December 31 measurement date. The table provides a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the five months ended December 31, 2009, the seven months ended July 31, 2009 and the fiscal year ended December 31, 2008.

	Pension			Postretirement
	Benefits			Benefits
	Successor	Predecessor		Successor	Predecessor
	December	July 31,	December	December	July 31,	December
	31, 2009	2009	31, 2008	31, 2009	2009	31, 2008
Changes in benefit obligations
Benefit obligation, beginning of period	895	$818	$999	60	$59	$62
Service cost	2	3	7	—	1	1
Interest cost	21	29	51	2	2	4
Plan participants’ contributions	1	1	4		1	2
Plan amendments	—	(30)	—	—	(2)	—
Divestitures	—	—	(115)	—	—	—
Curtailment gain	—	—	(1)	—	(2)	—
Actuarial loss (gain)	13	69	(24)	4	3	(2)
Benefits paid	(22)	(23)	(63)	(2)	(3)	(6)
Elimination of early measurement date	—	—	15	—	—	1
Foreign currency changes	7	28	(55)	—	1	(3)
Benefit obligation, end of period	917	$895	$818	64	$60	$59
Changes in plan assets
Fair value of plan assets, beginning of period	558	$493	$795	$—	$—	$—
Actual return on plan assets	50	50	(176)	—	—	—
Employer contributions	7	15	49	2	2	5
Plan participants’ contributions	1	1	4	—	1	2
Divestitures	—	—	(73)	—	—	—
Benefits paid	(22)	(23)	(63)	(2)	(3)	(7)
Foreign currency changes	5	22	(43)	—	—	—
Fair value of plan assets, end of period	$599	$558	$493	$—	$—	$—
Funded status	$(318)	$(337)	$(325)	$(64)	$(60)	$(59)

The funded status at December 31, 2009 included in accrued liabilities and other liabilities is $3 million and $315 million, respectively, for pension benefits ($4 million and $321 million as at December 31, 2008) and $5 million and $59 million, respectively, for postretirement benefits ($4 million and $55 million at December 31, 2008).

The accumulated benefit obligation for pension benefits and postretirement benefits is $902 million and $64 million, respectively as at December 31, 2009 ($803 million and $59 million, respectively as at December 31, 2008).

As at December 31, 2009 and 2008 none of the plans was fully funded under US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

As at December 31, 2009 and 2008, accumulated other comprehensive income (loss) includes the following amounts that have not yet been recognized in net periodic benefit cost.

	Pension
	Net	Net prior	Net
	actuarial	service	transitional
	loss	cost	asset	Total
Predecessor
Balance, December 31, 2007	$(207)	$(14)	$2	$(219)
Recognized in comprehensive income during the year	(178)	4	(2)	(176)
Balance, December 31, 2008	(385)	(10)	—	(395)
Eliminated on Fresh-start Date	385	10	—	395
Successor
Balance, August 1, 2009	—	—	—	—
Recognized in comprehensive income during the five-month period	(21)	—	—	(21)
Balance, end of year	$(21)	$—	$—	$(21)

	Other Postretirement Benefits
	Net actuarial	Net prior
	loss	service cost	Total
Predecessor
Balance, December 31, 2007	$(3)	$12	$9
Recognized in comprehensive income during the year	3	(3)	—
Balance, December 31, 2008	—	9	9
Eliminated on Fresh-start Date	—	(9)	(9)
Successor
Balance, August 1, 2009	—	—	—
Recognized in comprehensive income during the five-month period	4	—	4
Balance, end of year	$4	$—	$4

The net actuarial loss, net prior service (costs) credit and net transitional asset included in accumulated other comprehensive income and expected to be recognized in net period benefit cost during the fiscal year ending December 31, 2010 for the Company’s pension and postretirement plans is nil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

3.     Fair Value Measurements

Financial assets and liabilities fair valued on a recurring basis:

		Fair Value Measurements at December 31, 2009
		Quoted
		Prices in
		Active
		Markets for	Significant	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Cash and cash equivalents	$36	$36	$—	$—
Liabilties
Warrants (a)	$83	$—	$83	$—
Conversion option on preferred shares (b)	22	—	—	22

(a)   The fair value of the warrants was initially estimated using a Black-Scholes option pricing model using the following significant inputs as at the Fresh-start date:

Risk-free interest rate	2.9%
Implied volatility	23.5%
Dividend yield	Nil
Expected life	5 years

Also included in the determination of the fair value of the warrants at inception were estimates for probabilities of the common share price reaching the barrier levels and the probability of a change of control event occurring.

As at December 31, 2009, the fair value of the warrants was based on prices quoted for the warrants on the Toronto Stock Exchange.

(b)   The fair value of the conversion option related to the class A convertible preferred shares was estimated using a convertible bond valuation model using the following significant inputs as of December 31, 2009:

Implied volatility	23.5%
Dividend yield	Nil

Also included in the determination of the fair value of this conversion option are estimates for the expected life of the preferred shares, probability of exercise of the options and a credit spread derived from the Company’s credit spread on other financing arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

A reconciliation of the beginning and ending balance of the fair value measurements using significant unobservable inputs (Level 3) was as follows:

	Conversion
	Option	Warrants	Total
Beginning balance, Fresh-start Date	$54	$94	$148
Total gains included in earnings (all unrealized)	(32)	(11)	(43)
Transfers out of Level 3	—	(83)	(83)
	22	—	22
Total gains included in earnings attributable to change in unrealized gains relating to liabilities still held at reporting date	$(32)	$(11)	$(43)

The fair value measurements of financial liabilities using significant unobservable inputs (level 3) are inherently subject to uncertainties outside of management’s control. The estimates and assumptions used are based on management’s best estimates which management believes to be reasonable in the circumstances.  Such estimates and assumptions are adjusted when facts and circumstances dictate. Changes in estimates and assumptions are reflected in the financial statements in the periods in which the changes are made.

4.       Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2009, are as follows:

	North	Latin
	America	America	Total
Balance as of January 1, 2009	$2,164	$10	$2,174
Accumulated impairment losses	(2,164)	(10)	(2,174)
	—	—	—
Goodwill recognized on Fresh-start Date	157	17	174
Accumulated impairment losses	—	—	—
Balance as of December 31, 2009	$157	$17	$174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.     Significant Differences between Generally Accepted Accounting Principles in Canada and the United States (Cont’d)

5.  Earnings per Share

Successor
Five months
ended
December 31,
2009
Basic
Net income from continuing operations	$65

Dividends on preferred shares	10
Net income from continuing operations available to holders of equity shares	$55

Basic weighted-average number of equity shares outstanding (in thousands)	73,285

Earnings per share:
Basic	$0.75

Diluted
Net income from continuing operations available to holders of equity shares	$55
Impact of conversion option on preferred shares	(32)
Dividend on preferred shares	10
Net income from continuing operations available to holders of equity shares assuming conversion	$33

Basic weighted-average number of equity shares outstanding (in thousands)	73,285

Additional shares assuming conversion of preferred shares	12,941
Diluted weighted-average number of equity shares outstanding (in thousands)	86,226

Diluted earnings per share:	$0.38

Future accounting standards

In December 2009, the FASB ratified Accounting Standards Update (“ASU”) 2009-13 (“ASU 2009-13”) (previously Emerging Issues Task Force (“EITF”) Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (“EITF 08-1”)). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2009-13 on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34.     Subsequent Events

(a)        On January 25, 2010, the Company and Quad/Graphics, Inc. entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics, Inc. as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010. Under the terms of the agreement, upon completion of the transaction, the Company’s shareholders will receive approximately 40 percent of the outstanding common stock of Quad/Graphics, Inc. and shareholders of Quad/Graphics Inc. will hold approximately 60 percent of the outstanding common stock of Quad/Graphics, Inc. Quad/Graphics, Inc. will also provide at least $93.3 million to fund the purchase of any Warrants not converted to Common Shares at closing, to fund redemptions of or payments due on any other equity securities not converted to Common Shares at closing and to pay any permitted dividends on the Company’s stock prior to the closing. If less than $93.3 million is needed to make such purchases, redemptions and payments, the remainder will be distributed to the Company’s Common Shareholders in cash. The completion of the transaction is subject to customary closing conditions, including among other things, shareholder approvals and regulatory approvals.

Quad/Graphics, Inc. and the Company each have agreed not to solicit any alternative acquisition proposals, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The arrangement agreement also provides for the payment of a $40 million termination fee to either party or the reimbursement for up to $20 million out-of-pocket expenses of the other party relating to the transaction if the agreement is terminated under certain circumstances.

(b)        On February 5, 2010, the Company paid dividends of $5 million to holders of the Preferred shares.

Board of Directors

Mark A. Angelson

Chairman of the Board, Worldcolor

Chief Executive Officer, Worldcolor

Michael Brennan Allen

Corporate Director

Raymond John Bromark

Director, CA, Inc.

Chairman of the Audit Committee,

Worldcolor

Gabriel de Alba

Managing Director and Partner,

Catalyst Capital Group Inc.

James Joseph Gaffney

Corporate Director

Jack Kliger

Consultant, TV Guide Magazine

and OpenGate Capital

David Lyman McAusland

Partner, McCarthy Tétreault LLP

Thomas O’Neal Ryder

Corporate Director

Chairman of the Human Resources and

Compensation Committee, Worldcolor

Senior Officers

Mark A. Angelson
Chairman of the Board
and Chief Executive Officer

Andrew P. Hines
Executive Vice President
and Chief Financial Officer

John V. Howard
Executive Vice President
and Chief Legal Officer

Ben Schwartz
Executive Vice President,
Human Resources

Robert L. Sell
Executive Vice President
and Chief Information Officer

Brian Freschi
President, North America

Guy Trahan
President, Latin America

Dan Scapin
President, Logistics and Premedia

Philippe Cloutier
President, Canada

David Blair
Senior Vice President,
Operations, Technology
and Continuous Improvement

Lorien O. Gallo
Senior Vice President,
Office of the Chairman

Sylvain Levert
Senior Vice President,
Corporate Services

Jo-Ann Longworth
Senior Vice President,
Chief Accounting Officer

Shareholder Information

Stock Listing

Shares are listed on the Toronto

Stock Exchange under the

symbols WC and WC.U.

Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting

will be held at 1:00 PM

on May 13, 2010 at:

Toronto Airport Marriott

901 Dixon Road

Toronto (Ontario) M9W 1J5

Canada

Annual Information Form

The Annual Information Form

may be obtained by writing to:

Corporate Secretary

Worldcolor

999, de Maisonneuve Blvd. West

Suite 1100

Montreal (Quebec) H3A 3L4

Canada

Or through SEDAR at

www.sedar.com

Or on our website in the Investors

section at: http://www.worldcolor.com/

investors/index.aspx

Transfer Agent and Registrar

Computershare Investor Services Inc.

1500 University Street

Suite 700

Montreal (Quebec) H3A 3S8

Canada

Co-Transfer Agent (U.S.)

Computershare

Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.

Auditors

KPMG LLP

Additional Information and Where to Find It

This annual report relates to a proposed business combination transaction between Quad/Graphics, Inc. (“Quad/Graphics”) and World Color Press Inc. (“Worldcolor”). On March 5, 2010, Quad/Graphics filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. This annual report is not a substitute for the preliminary proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY CIRCULAR/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

Cautionary Note Regarding Forward-Looking Statements

To the extent any statements made in this annual report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. Worldcolor has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of Worldcolor to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor with the SEC, available at www.sec.gov. Worldcolor does not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.